   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 20, 1999



                                                      REGISTRATION NO. 333-79615

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------


                         PRE-EFFECTIVE AMENDMENT NO. 1


                                       TO

                                    FORM S-6

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933


                    OF SECURITIES OF UNIT INVESTMENT TRUSTS


                           REGISTERED ON FORM N-8B-2


                               ------------------

A. Exact name of trust: KILICO VARIABLE SEPARATE ACCOUNT

B. Name of depositor: KEMPER INVESTORS LIFE INSURANCE COMPANY

C. Complete address of depositor's principal executive offices:

   1 Kemper Drive
   Long Grove, Illinois 60049

D. Name and complete address of agent for service:

                             DEBRA P. REZABEK, ESQ.
                    Kemper Investors Life Insurance Company
                                 1 Kemper Drive
                           Long Grove, Illinois 60049


                                   COPIES TO:

             FRANK J. JULIAN, ESQ.                             JOAN E. BOROS, ESQ.
    Kemper Investors Life Insurance Company       Jorden Burt Boros Cicchetti Berenson & Johnson
                 1 Kemper Drive                         1025 Thomas Jefferson Street, N.W.
           Long Grove, Illinois 60049                               Suite 400E
                                                              Washington, D.C. 20007



E. Title of securities being registered:


        Variable Portion of Modified Single Premium Variable Universal Life Insurance Policies.

F. Approximate date of proposed public offering:

        As soon as practicable after the effective date of this registration.

     The registrant is registering an indefinite amount of securities, by reason of Section 24(f) of the Investment Company Act of 1940.

                               ------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATES AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

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--------------------------------------------------------------------------------

                      CROSS REFERENCE SHEET TO PROSPECTUS

     Cross reference sheet pursuant to Rule 404(c) showing location in Prospectus of information required by Items of Form N-8B-2.

ITEM NUMBER IN FORM N-8B-2                                              CAPTION IN PROSPECTUS
--------------------------                                              ---------------------
                              ORGANIZATION AND GENERAL INFORMATION
1.   (a)      Name of trust........................................  Cover, Definitions
     (b)      Title of each class of securities issued.............  Cover, Purchase of Policy and Allocation of Premiums
2.            Name & address of each depositor.....................  Cover, Kemper Life Insurance
                                                                     Company
3.            Name & address of custodian..........................  Separate Account
4.            Name & address of principal underwriter..............  Distribution of Policies
5.            State in which organized.............................  Separate Account
6.            Date of organization.................................  Separate Account
9.            Material litigation..................................  Legal Proceedings
                  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST
GENERAL INFORMATION CONCERNING SECURITIES AND RIGHTS OF HOLDERS
10.  (a),(b)  Type of Securities...................................  Cover, Purchase of Policy
                                                                     and Allocation of Premiums
     (c)      Rights of security holders re: withdrawal or
              redemption...........................................  Cover, Amount Payable on
                                                                     Surrender of the Policy,
                                                                     Policy Loans, Cancellation
                                                                     (Free Look Period)
     (d)      Rights of security holders re: conversion, transfer
              or partial withdrawal................................  Cover, Cancellation (Free
                                                                     Look Period), Amount Payable
                                                                     on Surrender of the Policy,
                                                                     Partial Withdrawals,
                                                                     Allocation of Premiums,
                                                                     Transfer of Cash Value
     (e)      Rights of security holders re: lapses, default, &
              reinstatement........................................  No Lapse Guarantee and Grace
                                                                     Period; Termination;
                                                                     Reinstatement
     (f)      Provisions re: voting rights.........................  Voting Rights
     (g)      Notice to security holders...........................  Reports to Owners
     (h)      Consent of security holders..........................  Additions, Deletions, and
                                                                     Substitutions of Securities,
                                                                     Allocation of Premiums
     (i)      Other principal features.............................  Charges and Deductions,
                                                                     Policy Benefits and Rights,
                                                                     Cash Value
INFORMATION CONCERNING SECURITIES UNDERLYING TRUST'S SECURITIES
11.           Unit of specified securities in which security
              holders have an interest.............................  Cover, Separate Account
                                                                     Investments: the Portfolios
12.  (a)-(d)  Name of company, name & address of its custodian.....  Cover, Separate Account
                                                                     Investments: the Portfolios
INFORMATION CONCERNING LOADS, FEES, CHARGES & EXPENSES
13.  (a)      With respect to each load, fee, charge & expense.....  Charges and Deductions
     (b)      Deductions for sales charges.........................  Withdrawal Charge
     (c)      Sales load as percentage of amount invested..........  Withdrawal Charge
     (d)-(g)  Other loads, fees & expenses.........................  Charges and Deductions

ITEM NUMBER IN FORM N-8B-2                                              CAPTION IN PROSPECTUS
--------------------------                                              ---------------------
INFORMATION CONCERNING OPERATION OF TRUST
14.           Procedure for applications for & issuance of trust's
              securities...........................................  Application for a Policy,
                                                                     Allocation of Premiums,
                                                                     Distribution of Policies
15.           Procedure for receipt of payments from purchases of
              trust's securities...................................  Application for a Policy,
                                                                     Allocation of Premiums,
                                                                     Premiums, Transfer of Cash
                                                                     Value
16.           Acquisition and disposition of underlying
              securities...........................................  Cover, Separate Account
                                                                     Investments: the Portfolios
17.  (a)      Procedure for withdrawal.............................  Cover, Amount Payable on
                                                                     Surrender of the Policy,
                                                                     Partial Withdrawals,
                                                                     Cancellation (Free Look
                                                                     Period)
     (b)      Redemption or repurchase.............................  Cover, Amount Payable on
                                                                     Surrender of the Policy,
                                                                     Partial Withdrawals,
                                                                     Cancellation (Free Look
                                                                     Period)
     (c)      Cancellation or resale...............................  Not Applicable
18.  (a)      Income of the Trust..................................  Portfolios, Allocation of
                                                                     Premiums
19.           Procedures for keeping records & furnishing
              information to security holders......................  Portfolios, Reports to
                                                                     Owners
21.  (a)&(b)  Loans to security holders............................  Policy Loans
23.           Bonding arrangements for depositor...................  Safekeeping of the Separate
                                                                     Account's Assets
24.           Other material provisions............................  General Policy Provisions
                    ORGANIZATION, PERSONNEL & AFFILIATED PERSONS OF DEPOSITOR
ORGANIZATION & OPERATIONS OF DEPOSITOR
25.           Form, state & date of organization of depositor......  KILICO
27.           General character of business of depositor...........  KILICO
28.  (a)      Officials and affiliates of the depositor............  KILICO, Officers and
                                                                     Directors of KILICO
     (b)      Business experience of officers and directors of the
              depositor............................................  Officers and Directors of
                                                                     KILICO
COMPANIES OWNING SECURITIES OF DEPOSITOR
29.           Each company owning 5% of voting securities of
              depositor............................................  KILICO
CONTROLLING PERSONS
30.           Control of depositor.................................  KILICO
                            DISTRIBUTION & REDEMPTIONS OF SECURITIES
35.           Distribution.........................................  KILICO, Distribution of
                                                                     Policies
38.  (a)      General description of method of distribution of
              securities...........................................  Distribution of Policies
     (b)      Selling agreement between trust or depositor &
              underwriter..........................................  Distribution of Policies
     (c)      Substance of current agreements......................  Distribution of Policies

ITEM NUMBER IN FORM N-8B-2                                              CAPTION IN PROSPECTUS
--------------------------                                              ---------------------
PRINCIPAL UNDERWRITER
39.  (a)&(b)  Principal Underwriter................................  Distribution of Policies
41.           Character of Underwriter's business..................  Distribution of Policies
OFFERING PRICE OR ACQUISITION VALUE OF SECURITIES OF TRUST
44.           Information concerning offering price or acquisition
              valuation of securities of trust. (All underlying
              securities are shares in registered investment
              companies.)..........................................  Separate Account
                                                                     Investments: the Portfolios,
                                                                     Cash Value
REDEMPTION VALUATION OF SECURITIES OF TRUST
46.           Information concerning redemption valuation of
              securities of trust. (All underlying securities are
              shares in registered investment companies.)..........  Separate Account
                                                                     Investments: the Portfolios,
                                                                     Cash Value
PURCHASE & SALE OF INTERESTS IN UNDERLYING SECURITIES
47.           Maintenance of Position..............................  Cover, Separate Account,
                                                                     Separate Account
                                                                     Investments: the Portfolios,
                                                                     Allocation of Premiums
                           INFORMATION CONCERNING TRUSTEE OR CUSTODIAN
48.           Custodian of trust...................................  Separate Account
50.           Lien on trust assets.................................  Separate Account
                           INFORMATION CONCERNING TRUSTEE OR CUSTODIAN
51.  (a)      Name & address of insurer............................  Cover, KILICO
     (b)      Types of Contracts...................................  Cover, Purchase of Policy
                                                                     and Allocation of Premiums,
                                                                     Federal Tax Considerations
     (c)      Risks insured & excluded.............................  Death Benefit, Optional
                                                                     Insurance Benefits,
                                                                     Misstatement as to Age and
                                                                     Sex, Suicide
     (d)      Coverage.............................................  Cover, Purchase of Policy
                                                                     and Allocation of Premiums
     (e)      Beneficiaries........................................  Death Benefit, Beneficiary
     (f)      Terms of cancellations & reinstatement...............  Cancellation (Free Look
                                                                     Period); No Lapse Guarantee
                                                                     and Grace Period;
                                                                     Termination; Reinstatement
     (g)      Method of determining amount of premium paid by
              holder...............................................  Purchase of Policy and
                                                                     Allocation of Premiums
                                      POLICY OF REGISTRANT
52.  (a)&(c)  Selection of Portfolio securities....................  Additions, Deletions, and
                                                                     Substitutions of Securities
REGULATED INVESTMENT COMPANY
53.  (a)      Taxable status of Trust..............................  Taxation of KILICO and the
                                                                     Separate Accounts
                              FINANCIAL AND STATISTICAL INFORMATION
59.           Financial Statements.................................  Financial Statements

*  Items not listed are not applicable to this Registration Statement.

                                   PROSPECTUS
--------------------------------------------------------------------------------

                            MODIFIED SINGLE PREMIUM
                   VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
                         (SINGLE LIFE AND SURVIVORSHIP)
--------------------------------------------------------------------------------

                                   ISSUED BY

                    KEMPER INVESTORS LIFE INSURANCE COMPANY
                  THROUGH ITS KILICO VARIABLE SEPARATE ACCOUNT

        1 KEMPER DRIVE, LONG GROVE, ILLINOIS 60049       (800) 621-5001

     This prospectus describes Modified Single Premium Variable Universal Life Insurance Policies (the "Policies") offered by Kemper Investors Life Insurance Company ("we" or "KILICO") for prospective insured persons ages 0-90. This prospectus describes Policies which provide insurance coverage on the life of one Insured ("Single Life Policies") and Policies which provide insurance on the lives of two Insureds ("Survivorship Policies"). You may pay a significant initial Premium and, subject to certain restrictions, additional Premiums.

     Under the Single Life Policies, when the Insured dies, we will pay a Death Benefit to a Beneficiary specified by You. Under the Survivorship Policies, the Death Benefit is payable upon the second death, as long as the Policy is in force. While the Policy is in force, the Death Benefit is at least the amount shown in the Policy specifications, unless you have loans or the Net Surrender Value is insufficient to pay the monthly expense charges. The Policy does not have a guaranteed minimum Cash Value.

     If you choose a Policy with our No Lapse Guarantee, while this guarantee is in effect your Policy will never lapse, regardless of changes in Net Surrender Value. Instead, if the Net Surrender Value becomes insufficient to pay the monthly charges, the Death Benefit payable will at least equal your total Premiums paid (less any prior withdrawals of Premium). This guarantee is in effect while you have no outstanding Policy Debt. If you choose a Policy without this guarantee or if this guarantee is not in effect under your Policy, your coverage under the Policy may end if the Net Surrender Value of your Policy becomes insufficient to cover the monthly expense charges.

--------------------------------------------------------------------------------

     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


          THE DATE OF THIS PROSPECTUS IS                       , 1999.

     You may allocate and reallocate your Policy's Cash Value among the Subaccounts of the KILICO Variable Separate Account (the "Separate Account"). Each Subaccount invests exclusively in shares of one of the following
Portfolios:

Kemper Aggressive Growth Portfolio
Kemper Technology Growth Portfolio
Kemper-Dreman Financial Services Portfolio
Kemper Small Cap Growth Portfolio
Kemper Small Cap Value Portfolio
Kemper-Dreman High Return Equity Portfolio
Kemper International Portfolio
Kemper International Growth & Income Portfolio
Kemper Global Blue Chip Portfolio
Kemper Growth Portfolio
Kemper Contrarian Value Portfolio
Kemper Blue Chip Portfolio
Kemper Value+Growth Portfolio

Kemper Index 500 Portfolio

Kemper Horizon 20+ Portfolio
Kemper Total Return Portfolio
Kemper Horizon 10+ Portfolio
Kemper High Yield Portfolio
Kemper Horizon 5 Portfolio
Kemper Global Income Portfolio
Kemper Investment Grade Bond Portfolio
Kemper Government Securities Portfolio
Kemper Money Market Portfolio
Scudder VLIF Global Discovery Portfolio
Scudder VLIF Growth and Income Portfolio
Scudder VLIF International Portfolio
Scudder VLIF Capital Growth Portfolio

Warburg Emerging Markets Portfolio

Warburg Post-Venture Capital Portfolio


     You may obtain more information about these Portfolios by reading the accompanying Prospectuses for the Portfolios. Not all of the Subaccounts may be available under your Policy.


     You generally may cancel the Policy and receive a refund by returning it to us within ten days after you receive it. In some states, however, this free look period may be longer.


     The Policies are modified endowment contracts for Federal income tax purposes, except in certain cases as described in "Federal Tax Considerations" beginning on page 34. Accordingly, the death benefit under your Policy generally is not subject to federal income tax, and federal income tax on any growth in your Policy's Cash Value generally is deferred until you withdraw it by taking a loan, partial withdrawal, or other distribution from your Policy during the life of the Insured. In addition, any taxable withdrawal taken before age 59 1/2 will also be subject to an additional ten percent federal penalty tax, with certain exceptions.


     In certain states the Policies may be offered as group policies with individual ownership represented by Certificates. The discussion of Policies in this Prospectus applies equally to Certificates under group policies, unless the context specifies otherwise.

     THE POLICIES AND THE INVESTMENTS IN THE SEPARATE ACCOUNT ARE NOT DEPOSITS, OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK. THE POLICIES ARE SUBJECT TO INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED. THE POLICIES ARE NOT INSURED BY THE FDIC, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.

     IF YOU ALREADY OWN A VARIABLE LIFE INSURANCE POLICY, IT MAY NOT BE ADVANTAGEOUS FOR YOU TO BUY ADDITIONAL COVERAGE OR REPLACE YOUR EXISTING POLICY WITH THE POLICY DESCRIBED IN THIS PROSPECTUS.

     THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED BY THE CURRENT
     PROSPECTUSES FOR THE PORTFOLIOS LISTED ABOVE. IF ANY OF THOSE PROSPECTUSES ARE MISSING OR OUTDATED, PLEASE CONTACT US AND WE WILL SEND YOU THE PROSPECTUS YOU NEED.

     YOU CAN FIND THIS PROSPECTUS AND OTHER INFORMATION ABOUT THE SEPARATE ACCOUNT REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") AT THE SEC'S WEBSITE AT http://www.sec.gov.

     PLEASE READ THIS PROSPECTUS CAREFULLY AND RETAIN IT FOR YOUR FUTURE REFERENCE.

     The Policies may not be available in all states.

TABLE OF CONTENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                                              PAGE
                                                              ----
DEFINITIONS.................................................    4
SUMMARY.....................................................    6
FEES AND EXPENSES...........................................   10
PURCHASE OF POLICY AND ALLOCATION OF PREMIUMS...............   13
  Application for a Policy..................................   13
     Simplified Underwriting................................   13
     Standard Underwriting..................................   13
  Premiums..................................................   14
  Allocation of Premiums....................................   14
  Cash Value................................................   14
  Accumulation Unit Value...................................   15
  Transfer of Cash Value....................................   15
  Transfers Authorized by Telephone.........................   15
  Automatic Dollar Cost Averaging...........................   16
  Automatic Asset Rebalancing...............................   16
INVESTMENT OPTIONS..........................................   17
  Separate Account Investments: the Portfolios..............   17
  Voting Rights.............................................   19
  Additions, Deletions, and Substitutions of Securities.....   20
  The DCA Fixed Account.....................................   20
POLICY BENEFITS AND RIGHTS..................................   21
  Death Benefit.............................................   21
  Accelerated Death Benefit Rider...........................   22
  Policy Loans..............................................   22
  Amount Payable on Surrender of the Policy.................   23
  Partial Withdrawals.......................................   23
  Systematic Withdrawals....................................   24
  Settlement Option Payments................................   24
  No Lapse Guarantee and Grace Period.......................   26
  Termination...............................................   27
  Maturity Benefit and Extended Maturity....................   27
  Reinstatement.............................................   27
  Cancellation (Free Look Period)...........................   27
  Postponement of Payments..................................   28
CHARGES AND DEDUCTIONS......................................   29
  Separate Account Charges..................................   29
     Mortality and Expense Risk Charge......................   29
     Reserve for Taxes......................................   29
  Monthly Deduction.........................................   29
     Cost of Insurance Charge...............................   29
     Tax Charge.............................................   30
     Administration Charge..................................   30
     Records Maintenance Charge.............................   30
  Portfolio Expenses........................................   30
  Withdrawal Charge.........................................   31
  Free Withdrawal Amount and Waiver of Withdrawal Charge....   31
  Transfer Fee..............................................   32
  Reduction of Charges......................................   32

                                                              PAGE
                                                              ----
GENERAL POLICY PROVISIONS...................................   32
  Reports to Owners.........................................   32
  Limit on Right to Contest.................................   32
  Suicide...................................................   32
  Misstatement as to Age and Sex............................   33
  Beneficiary...............................................   33
  Assignment................................................   33
  Creditors' Claims.........................................   33
  Dividends.................................................   33
  Notice and Elections......................................   33
  Modification..............................................   33
  Survivorship Policies.....................................   34
FEDERAL TAX CONSIDERATIONS..................................   34
  Taxation of KILICO and the Separate Account...............   34
  Tax Status of the Policy..................................   34
     Diversification Requirements...........................   35
     Owner Control..........................................   35
  Tax Treatment of Life Insurance Death Benefit Proceeds....   35
     Accelerated Death Benefit..............................   36
  Tax Deferral During Accumulation Period...................   36
  Policies Which Are MECs...................................   36
     Characterization of a Policy as a MEC..................   36
     Tax Treatment of Withdrawals, Loans, Assignments and
      Pledges Under MECs....................................   36
     Penalty Tax............................................   36
     Aggregation of Policies................................   36
  Policies Which are not MECs...............................   36
     Tax Treatment of Withdrawals Generally.................   36
     Tax Treatment of Loans.................................   36
  Survivorship Policies.....................................   37
  Treatment of Maturity Benefits and Extension of Maturity
     Date...................................................   37
  Actions to Ensure Compliance with the Tax Law.............   37
  Federal Income Tax Withholding............................   37
  Tax Advice................................................   37
DESCRIPTION OF KILICO AND THE SEPARATE ACCOUNT..............   37
  KILICO....................................................   37
  Officers and Directors of KILICO..........................   38
  Separate Account..........................................   40
  Safekeeping of the Separate Account's Assets..............   40
  State Regulation of KILICO................................   41
YEAR 2000 MATTERS...........................................   41
DISTRIBUTION OF POLICIES....................................   42
LEGAL PROCEEDINGS...........................................   42
LEGAL MATTERS...............................................   42
REGISTRATION STATEMENT......................................   42
EXPERTS.....................................................   43
FINANCIAL STATEMENTS........................................   43
CHANGE OF ACCOUNTANTS.......................................   43


     THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. WE DO NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS BASED IN THIS PROSPECTUS.

                                  DEFINITIONS

     Please refer to this list for the meaning of the following terms:

     ACCUMULATION UNIT--An accounting unit of measurement which we use to calculate the value of a Subaccount.

     ACCUMULATION UNIT VALUE--The value of an Accumulation Unit determined for a Valuation Period according to the formula stated in your Policy.

     ANNUITY UNIT--An accounting unit of measurement which we use to calculate the amount of variable payments under a settlement option.

     ANNUITY UNIT VALUE--The value of an Annuity Unit determined for a Valuation Period according to the formula stated in your Policy.

     BENEFICIARY(IES)--The person(s) named by you to receive the Death Benefit under the Policy.

     CASH VALUE--The sum of the Separate Account Value plus the Fixed Account Value plus the Loan Account Value.

     DCA FIXED ACCOUNT--The portion of the Cash Value allocated to our general account for purposes of participating in our Dollar Cost Averaging program.

     DEATH BENEFIT--The amount payable to the Beneficiary under the Policy upon the death of the Insured(s), before payment of any unpaid Policy Debt or Policy charges.

     DEDUCTION DAY--The same day in each month as the Effective Date. The day of the month on which the Monthly Deduction is taken from your Cash Value.

     EFFECTIVE DATE--The effective date of insurance coverage under the Policy, as stated in the Policy specifications. It is used to determine Policy Anniversaries, Policy Years and the Deduction Day. If the Effective Date otherwise would be the 29th, 30th or 31st of a month, the Effective Date will be the 28th day of that month.

     FIXED ACCOUNT--The portion of the Cash Value allocated to our general account.

     FIXED ACCOUNT VALUE--The value of the Fixed Account, including the DCA Fixed Account and any initial Premium (plus interest) paid prior to the Issue Date.

     GUIDELINE SINGLE PREMIUM--The "Guideline Single Premium" as defined in
Section 7702 of the Code.

     INSURED--A person whose life is insured under the Policy. Under a Survivorship Policy, there initially are two Insureds.

     INVESTMENT EXPERIENCE FACTOR--The factor we use to determine the change in value of an Accumulation Unit in any Valuation Period. We determine the Investment Experience Factor separately for each Subaccount.

     ISSUE AGE--An Insured's age on his or her most recent birthday before the Effective Date.

     ISSUE DATE--The issue date stated in the Policy specifications. It is the date all requirements for coverage and Premium have been received, and the Policy is approved.

     LOAN ACCOUNT--An account established for amounts transferred from the Subaccounts as security for outstanding Policy Debt.

     LOAN ACCOUNT VALUE--The value of the Loan Account.

     MATURITY DATE--For Single Life Policies, the Policy Anniversary nearest the Insured's 100th birthday. For Survivorship Policies, the Policy Anniversary nearest the younger Insured's 100th birthday.

     MONTHLY DEDUCTION--The amount deducted from the Cash Value on each Deduction Day for the cost of insurance charge, the Administration Charge, the Tax Charge, the Records Maintenance Charge (when due), and the cost of any benefit rider.

     NET SURRENDER VALUE--The Surrender Value minus all outstanding Policy Debt.

     NO LAPSE GUARANTEE--Our guarantee that, if you have no outstanding Policy Debt, your Policy will never lapse regardless of changes in the Net Surrender Value. If the Net Surrender Value becomes insufficient to cover the monthly charges, however, Your Death Benefit may be reduced to equal your total Premiums (less any prior withdrawals of Premium). The No Lapse Guarantee is not available under all Policies.

     OWNER ("YOU, YOUR, YOURS")--The person(s) having the privileges of ownership defined in the Policy. The Owner(s) may or may not be the same person(s) as the Insured(s). If your Policy is issued pursuant to a retirement plan, your ownership privileges may be modified by the plan.

     POLICY ANNIVERSARY--The same day and month as the Effective Date for each subsequent year the Policy remains in force.

     POLICY DEBT--The sum of all unpaid Policy Loans and accrued loan interest.

     POLICY YEAR--Each twelve-month period beginning on the Effective Date and each Policy Anniversary.

     PORTFOLIO(S)--The underlying portfolios in which the Subaccounts invest. Each Portfolio is an investment company registered with the SEC or a separate investment series of a registered investment company.

     PREMIUM--An amount paid to us as payment for the Policy by you or on your behalf.

     SEC--The United States Securities and Exchange Commission.

     SEPARATE ACCOUNT--KILICO Variable Separate Account, a unit investment trust registered with the SEC under the Investment Company Act of 1940.

     SEPARATE ACCOUNT VALUE--The sum of the Subaccount Values of the Policy on the Valuation Date.

     SPECIFIED AMOUNT--The amount of insurance under your Policy. As of the Effective Date, the Specified Amount is the amount shown on your Policy's specifications page. Thereafter, the Specified Amount is reduced to reflect partial withdrawals.

     SUBACCOUNT--A division of the Separate Account, which invests wholly in shares of one of the Portfolios.

     SUBACCOUNT VALUE--The value of the assets held in a Subaccount.

     SURRENDER VALUE--The Cash Value less any applicable Withdrawal Charge.

     TAX CODE--The Internal Revenue Code of 1986, as amended.


     TRADE DATE--On the Trade Date, we allocate your initial Premium plus any interest to the Subaccounts and/or the DCA Fixed Account according to your instructions. In some states, the Trade Date is the same as the Issue Date. If your state requires us to return your Premium if you cancel Your Policy during the free look period, the Trade Date will be after the end of the free look period, as explained at page 14 below.


     VALUATION DATE--Each business day that applicable law requires us to value the assets of the Separate Account. Currently this is each day that the New York Stock Exchange is open for trading.

     VALUATION PERIOD--The period that starts at the close of a Valuation Date and ends at the close of the next succeeding Valuation Date.

     WE, OUR, US, KILICO--Kemper Investors Life Insurance Company.

     WITHDRAWAL CHARGE--The surrender charge plus the unamortized state premium tax charge.

     YOU, YOUR, YOURS--The party(s) named as Owner in the application, unless later changed as provided in the Policy.

                                    SUMMARY

     This section summarizes some of the more important features of your Policy. The Policy is described more fully in the remainder of this Prospectus. Please read this Prospectus carefully. Unless otherwise indicated, the description of the Policy contained in this Prospectus assumes that the Policy is in force, that there is no Policy Debt, and that current federal tax laws apply.

     This Policy is a modified single premium variable universal life insurance policy. The Policy has a Death Benefit, a Cash Value, and other features similar to life insurance policies providing fixed benefits. The Policy permits the Owner to pay a single significant initial Premium and, subject to restrictions, additional Premiums. It is a "variable" Policy because the Cash Value and, in some circumstances, the Death Benefit vary according to the investment performance of the Subaccounts to which you have allocated your Premium. The Cash Value is not guaranteed. This Policy provides you with the opportunity to take advantage of any increase in your Cash Value, but you also bear the risk of any decrease.

     We will issue Policies on the lives of prospective Insureds age 0-90 who meet our underwriting standards. You may purchase a Policy to provide insurance coverage on the life of one Insured ("Single Life Policy") or a Policy to provide insurance coverage on the lives of two Insureds ("Survivorship Policy").

PAYMENT OF PREMIUM

     Your initial Premium must equal at least $10,000. You may choose a minimum initial Premium of 90% or 100% of the Guideline Single Premium, based on the initial Specified Amount. If you choose to pay 90% of the Guideline Single Premium, your current cost of insurance charge will be higher and your Policy will not include our No Lapse Guarantee. You may pay additional Premiums, subject to the restrictions described in this Prospectus. We may refuse to accept any Premium that would cause an increase in the Death Benefit, other than a reinstatement Premium. We will accept any Premium at such time as it would not cause your Policy to lose its status as a life insurance contract under the Tax Code.

POLICY EFFECTIVE DATE


     In general, your Policy will be effective and your life insurance coverage under the Policy will begin as of the date we receive your initial Premium, after satisfaction of the applicable underwriting requirements. While your application is in underwriting, if You have paid your initial Premium, we may provide you with temporary life insurance coverage in accordance with the terms of our temporary insurance agreement. This temporary coverage will not exceed $500,000 plus the amount of Your initial Premium. We may decline for any lawful reason to accept your initial Premium until the Issue Date.


     You may be eligible to purchase a Policy through simplified underwriting without a medical examination if you meet our simplified underwriting criteria. Simplified underwriting will only be available for Individual Policies and Survivorship Policies involving spouses. Other survivorship cases will be considered on a fully underwritten basis. You are not eligible for simplified underwriting if the Insured is under 35 years old or over 80 years old at the time of application.


     If we approve your application, and you paid all or a portion of your initial Premium prior to the Issue Date, we will credit interest to your Initial Premium at our then current declared rate for the period from the Effective Date to the Issue Date. On the Trade Date, we will allocate your initial Premium to the Subaccounts you have selected or to the DCA Fixed Account (if you have selected it for Dollar Cost Averaging). In some states, the Trade Date will be the same as the Issue Date. In other states, however, which require us to return your Premium upon cancellation of your Policy during the free look period, on the Issue Date we will initially allocate your initial Premium (plus any interest) to the Kemper Money Market Subaccount, and the Trade Date will depend on the length of the free look period in your state. If the free look period is ten days, the Trade Date will occur twenty days after the Issue Date. If the free look period is longer, the Trade Date will occur a corresponding number of days later. We will begin to deduct the Policy charges as of the Effective Date.


     If we reject your application, we will not issue you a Policy. We will return any Premium you have paid, adding interest as and at the rate required in your state. We will not subtract any Policy charges from the amount we refund to You.

POLICY BENEFITS

     CASH VALUE. The Cash Value of your Policy on any Valuation Date is equal to the sum of the Separate Account Value, the Fixed Account Value (if any), and the Loan Account Value (if applicable). Your Cash Value will depend on the investment performance of the Subaccounts to which you have allocated your Premiums, the amount of interest we credit to the DCA Fixed Account and the Loan Account (if you have any Cash Value in those Accounts), as well as the Premiums paid, partial withdrawals, and charges assessed. We do not guarantee a minimum Cash Value.


     SURRENDER OR PARTIAL WITHDRAWALS. While your Policy is in force, you may surrender it for the Net Surrender Value. We also will deduct the Records Maintenance Charge from your surrender proceeds, if your Cash Value on the last Policy Anniversary was less than $50,000. Upon surrender, life insurance coverage under your Policy will end. You may also withdraw part of your Cash Value through a partial withdrawal, subject to the restrictions described in "Partial Withdrawals" on page 23 below. If you take a partial withdrawal, we will reduce the Specified Amount as described in this Prospectus on pages 21-22.


     WITHDRAWAL CHARGE. If you surrender your Policy, the Withdrawal Charge will equal a percentage of your initial Premium net of all previous withdrawal amounts on which you paid a Withdrawal Charge. You pay a proportionate amount of Withdrawal Charge on partial withdrawals in excess of the free withdrawal amount described below.


     The Withdrawal Charge has two parts: (1) a surrender charge, which is intended to cover our distribution expenses; and (2) an unamortized state premium tax charge, which is intended to cover state premium tax expenses that are not recovered through the Tax Charge. The rate used to determine the Withdrawal Charge depends on the year the surrender or partial withdrawal is made. The maximum Withdrawal Charge is 10% of the initial Premium. It declines to zero percent after the ninth Policy Year, at the rates shown in the table on page 31.


     FREE WITHDRAWALS. In each Policy Year, we will waive the Withdrawal Charge for partial withdrawals equal to the greater of:

     1. Ten percent of the Cash Value; or

     2. Earnings not previously withdrawn.


     We will also waive the Withdrawal Charge for qualified medical stays and disability. For more detail see "Amount Payable on Surrender of the Policy" and "Partial Withdrawals" on page 23.



     POLICY LOANS. You may borrow money from us using your Policy as security for the loan. Each Policy Loan must equal at least $1,000. Your total Policy Loans may not exceed 90% of the Surrender Value of your Policy. In most instances Policy Loans are treated as distributions for Federal tax purposes. Therefore, you may incur tax liabilities if you borrow a Policy Loan. For more detail, see "Policy Loans", on pages 22-23, and "Policies Which Are MECs", on page 36.



     DEATH BENEFITS. Under a Single Life Policy, while the Policy is in force, we will pay a Death Benefit to the Beneficiary upon the death of the Insured. Under a Survivorship Policy, we will pay the Death Benefit to the Beneficiary upon the death of the second Insured. While your Policy is in force, the Death Benefit will equal the greater of your Policy's then current Specified Amount and the Cash Value multiplied by a specified percentage, except as provided under "No Lapse Guarantee" below. Before we pay the Death Benefit, we will subtract an amount sufficient to repay any outstanding Policy Debt and to pay any due and unpaid charges.


NO LAPSE GUARANTEE

     Under our No Lapse Guarantee, if you do not have any outstanding Policy Debt, your Policy will never lapse, regardless of changes in the Net Surrender Value. Your Policy will remain in force until payment of the Death Benefit or the Maturity Date, unless you voluntarily surrender your Policy at an earlier date. If your Net Surrender Value is insufficient to cover a Monthly Deduction when due, we will give you a 61-day Grace Period to pay additional Premium. If you do not pay sufficient additional Premium, at the end of the Grace Period your Policy will stay in force but the Death Benefit will be reduced to equal your total Premium payments (less any prior partial withdrawals of Premium). The No Lapse Guarantee applies to your Policy unless: (a) you paid 90% of the Guideline Single Premium at issue for your Policy or (b) your Policy has outstanding Policy Debt.

DURATION OF COVERAGE

     If the No Lapse Guarantee does not apply to your Policy and your Net Surrender Value is insufficient to cover a Monthly Deduction when due, we will give you a 61-day Grace Period to pay additional Premium. If you do not pay sufficient additional Premium, your Policy will terminate at the end of the Grace Period.

ALLOCATION OF PREMIUMS


     When you apply for the Policy, you specify in your application how to allocate your initial Premium among the Subaccounts and/or the DCA Fixed Account. Total allocations must equal 100%. You may allocate all or a portion of your initial Premium to the DCA Fixed Account solely for the purpose of subsequent transfers to the Subaccounts under our Automatic Dollar Cost Averaging Program, as described on page 16.



     We allocate any subsequent Premiums to the Subaccounts in the proportions you specified in your application, until you give us new instructions. Your initial allocation to a Subaccount must equal at least $500. You may not allocate your Cash Value to more than 30 Subaccounts at one time. In the future, we may change these limits. As a general rule, any subsequent Premium will be allocated to the Subaccounts as of the date your Premium is received in our Home Office. You may not allocate subsequent Premiums or make transfers to the DCA Fixed Account.


TRANSFERS

     You may transfer Cash Value among the Subaccounts while the Policy is in force, by writing to us or calling us at (800) 621-5001. We currently do not charge a transfer fee. We reserve the right to charge a fee of $25 per transfer on each transfer after the first twelve transfers in each Policy Year, excluding transfers under our Automatic Dollar Cost Averaging or Automatic Asset Rebalancing Programs.


     The minimum amount that may be transferred is $100 or the remaining value in the Subaccount, if the value that would remain in the Subaccount after the transfer would be less than $500. For more detail, see "Transfer of Cash Value" and "Transfers Authorized by Telephone", on pages 15-16.



     You may also use our Automatic Dollar Cost Averaging program or our Automatic Asset Rebalancing program. You may not use both programs at the same time. Under the Automatic Dollar Cost Averaging program, amounts are automatically transferred to the Subaccounts of your choice on a monthly, quarterly, semiannual, or annual basis. For more detail, see "Automatic Dollar Cost Averaging", on page 16.



     Under the Automatic Asset Rebalancing program, you periodically can readjust the percentage of your Cash Value allocated to each Subaccount to maintain a pre-set level. Investment results will shift the balance of your Cash Value allocations. If you elect Automatic Asset Rebalancing, we periodically transfer your Cash Value back to the specified percentages annually, semiannually, quarterly, or at your request. For more detail, see "Automatic Asset Rebalancing", on pages 16-17.


THE SEPARATE ACCOUNT

     You can allocate and reallocate your Cash Value among the Subaccounts, each of which in turn invests in a single Portfolio. Under the Policy, the Separate Account currently invests in the following Portfolios:

KEMPER VARIABLE SERIES:
Kemper Aggressive Growth Portfolio
Kemper Technology Growth Portfolio
Kemper-Dreman Financial Services Portfolio
Kemper Small Cap Growth Portfolio
Kemper Small Cap Value Portfolio
Kemper-Dreman High Return Equity Portfolio
Kemper International Portfolio
Kemper International Growth & Income Portfolio
Kemper Global Blue Chip Portfolio
Kemper Growth Portfolio
Kemper Contrarian Value Portfolio
Kemper Blue Chip Portfolio
Kemper Value+Growth Portfolio

Kemper Index 500 Portfolio

Kemper Horizon 20+ Portfolio
Kemper Total Return Portfolio
Kemper Horizon 10+ Portfolio
Kemper High Yield Portfolio
Kemper Horizon 5 Portfolio
Kemper Global Income Portfolio
Kemper Investment Grade Bond Portfolio
Kemper Government Securities Portfolio
Kemper Money Market Portfolio

SCUDDER VARIABLE LIFE INVESTMENT FUND
(CLASS A SHARES):
Scudder VLIF Global Discovery Portfolio
Scudder VLIF Growth and Income Portfolio
Scudder VLIF International Portfolio
Scudder VLIF Capital Growth Portfolio


WARBURG PINCUS TRUST:

Warburg Emerging Markets Portfolio
Warburg Post-Venture Capital Portfolio

     Each Portfolio holds its assets separate from the assets of the other Portfolios. Each Portfolio has distinct investment objectives and policies, which are described in the accompanying Prospectuses for the Portfolios.

CHARGES


     CHARGES ASSESSED ON THE SUBACCOUNTS. On each Valuation Date, we deduct a Mortality and Expense Risk Charge from the Separate Account. The Mortality and Expense Charge equals an annual rate of .90% of average daily net assets, and is intended to compensate us for expenses incurred and certain mortality and expense risks assumed under the Policies. See "Mortality and Expense Risk Charge" on page 29 below.



     MONTHLY DEDUCTION. We also deduct a Monthly Deduction from your Cash Value. The Monthly Deduction consists of the cost of insurance charge, the Administration Charge, the Tax Charge, and the cost of any benefit rider. We also deduct the Records Maintenance Charge on each Policy Anniversary, if your Policy's Cash Value was less than $50,000 on the previous Policy Anniversary. The cost of insurance charge covers our anticipated mortality costs. If your Initial Premium exceeds $500,000, your cost of insurance charges may be lower. The Administration Charge is intended to compensate us for some of our administrative costs under the Policy. The Tax Charge covers state premium tax expenses under the Policies and certain federal tax liabilities resulting from our receipt of Premiums under the Policies, as required by law. The Records Maintenance Charge reimburses us for certain administrative costs associated with the Policies. See "Monthly Deduction", on pages 29-30 below.



     WITHDRAWAL CHARGE. We impose a Withdrawal Charge to cover a portion of our premium tax expenses and a portion of the sales expenses we incur in distributing the Policies. These sales expenses include agents' commissions, advertising, and the printing of Prospectuses. See "Withdrawal Charge" on page 7 above and in "Withdrawal Charge" on page 31 below.



     TRANSFER FEE. We currently do not charge a transfer fee. Under the Policy, however, we reserve the right to charge a fee of $25 per transfer on each transfer in excess of twelve transfers in a single Policy Year, excluding Portfolio Rebalancing and Automatic Dollar Cost Averaging transfers. See "Transfer Fee" on page 32 below.



     The charges assessed under the Policy are summarized in the table entitled "Policy Charges and Deductions" on pages 10-11 below, and described in more detail in "Charges and Deductions", beginning on page 29.


     In addition to our charges under the Policy, each Portfolio deducts amounts from its assets to pay its investment advisory fee and other expenses. The Prospectuses for the Portfolios describe their respective charges and expenses in more detail. We may receive compensation from the investment advisers or administrators of the Portfolios. Such compensation will be consistent with the services we provide or the cost savings resulting from the arrangement and therefore may differ between Portfolios. We also may receive fees from the Portfolios to assist us in distributing the Policies.

TAX TREATMENT UNDER CURRENT FEDERAL TAX LAW

     Your Policy is structured to meet the definition of a life insurance contract under the Tax Code. We may need to limit the amount of Premiums you pay under the Policy to ensure that your Policy continues to meet that definition.


     In most circumstances, your Policy will be considered a "modified endowment contract", which is a form of life insurance contract under the Tax Code. Special rules govern the tax treatment of modified endowment contracts. Under current tax law, death benefit payments under modified endowment contracts, like death benefit payments under other life insurance contracts, generally are excluded from the gross income of the beneficiary. Withdrawals and Policy Loans, however, are treated differently. Amounts withdrawn and Policy Loans are treated first as income, to the extent of any gain, and then as a return of Premium. The income portion of the distribution is includable in your taxable income. Also, an additional ten percent federal penalty tax is generally imposed on the taxable portion of amounts received before age 59 1/2. For more information on the tax treatment of the Policy, see "Federal Tax Considerations", beginning on page 34, and consult your tax adviser.


FREE-LOOK PERIOD

     In most states, you may cancel your Policy by returning it to us no later than ten days after you receive it. In other states, however, this free look period may be longer, as provided by state law. If you return your Policy, the Policy terminates and, in some states, we will pay you an amount equal to your Premium (less any Policy Debt). In some other states, however, we will return your Cash Value. Since state laws differ as to the consequences of returning a Policy, You should refer to your Policy for specific information about your circumstances.

ILLUSTRATION OF HOW POLICY VALUES CHANGE WITH EXPERIENCE

     At your request we will furnish you with a free, personalized illustration of Cash Value, Surrender Value and Death Benefit. The illustration will be personalized to reflect the proposed Insureds' age, sex, underwriting classification, proposed initial Premium, and any available riders requested. The illustrated Cash Value, Surrender

Value and Death Benefit will be based on certain hypothetical assumed rates of return for the Separate Account. Your actual investment experience probably will differ, and as a result the actual values under the Policy at any time may be higher or lower than those illustrated. The personalized illustrations will follow the methodology and format of the hypothetical illustrations that we filed with the SEC in the registration statement.

                               FEES AND EXPENSES


     The following tables are designed to help you understand the fees and expenses that you bear, directly or indirectly, as a Policy Owner. The first table describes the Policy Charges and deductions you directly bear under the Policy. The second table describes the fees and expenses of the Portfolios that you bear indirectly when you purchase a Policy. (See "Charges and Deductions", beginning on page 29).


                         POLICY CHARGES AND DEDUCTIONS

CHARGES DEDUCTED FROM THE SEPARATE ACCOUNT:

Mortality and Expense Risk
  Charge:                 0.90% of average daily net assets(1)

Federal Income Tax Charge:Currently none.(2)

CHARGES DEDUCTED FROM CASH VALUE:(3)


Monthly Cost of Insurance Charge:


                          CURRENT: The lower of: (i) the product of the applicable current asset-based cost of insurance charge times the Cash Value on the Deduction Day;(4) and (ii) the product of the applicable guaranteed cost of insurance rate times the net amount at risk.


                          If your initial Premium is no more than $500,000 and you pay 100% of the Guideline Single Premium, the current asset-based rate for Single Life Policies for the Standard (NT)(5) rate class is 0.55% annually of Cash Value for the first ten Policy Years and 0.25% thereafter and the rate for Survivorship Policies for the Standard (NT) rate class is 0.45% for the first ten Policy Years and 0.20% thereafter.



                          If your initial Premium is more than $500,000 and you pay 100% of the Guideline Single Premium, the current asset-based rate for Single Life Policies for the Standard (NT) rate class is 0.25% for the first ten Policy Years and 0.10% thereafter and the rate for Survivorship Policies for the Standard (NT) rate class is 0.20% for the first ten Policy Years and 0.10% thereafter.


                          GUARANTEED: Ranges from $.06 per $1,000 of net amount at risk to $83.33 per $1,000 of net amount at risk.(6)

Administration Charge(7)  0.35% annually of average monthly Cash Value for
                          Policy Years 1-10

                          0.25% annually of average monthly Cash Value for Policy Years 11 and later

Tax Charge(7)             0.40% annually of the average monthly Cash Value for
                          Policy Years 1-10

                          0.00% for Policy Years 11 and later

Records Maintenance
  Charge(8)               $30.00 per year, deducted annually, if your Cash Value
                          is less than $50,000 on the most recent Policy
                          Anniversary.

TRANSACTION CHARGES:

Transfer Fee:(9)          Currently none.

MAXIMUM WITHDRAWAL
  CHARGE:(10)             10% of the initial Premium
---------------

 (1) Deducted each Valuation Period at a rate equivalent to the effective annual rate shown, multiplied by the Separate Account Value on the relevant Valuation Date, times the number of days in the relevant Valuation

     Period. No mortality and expense risk charge is deducted from the Kemper Money Market II Subaccount, which is only available for Automatic Dollar Cost Averaging that will deplete the owner's Subaccount Value by the end of the first Policy Year.


 (2) We currently do not assess a charge for federal income taxes that may be attributed to the operations of the Separate Account. We reserve the right to do so in the future. See "Charges and Deductions", beginning on page 29.


 (3) Assessed monthly, allocated pro rata among all active Subaccounts and the DCA Fixed Account.


 (4) The asset-based cost of insurance rate differs depending on Policy type and history of tobacco use of the Insured(s). The current-asset based cost of insurance rates also reflect whether you pay 90% or 100% of the Guideline Single Premium at issue (based on the initial Specified Amount). The asset-based rates that we set will reflect our expectations as to mortality experience under the Policies and other relevant factors, such that the aggregate actual cost of insurance charges paid under the Policies will compensate us for our aggregate mortality risks under the Policies. In our discretion, We may change the asset-based rate used in the current cost of insurance formula. Even if we change the asset-based rate, however, you will never be charged more than the amount determined using the guaranteed cost of insurance tables in your Policy. For further explanation, see "Charges and Deductions--Monthly Deduction--Cost of Insurance Charge", on page 29.



 (5) The Standard (NT) rate class is our best rate class for Insureds who have not used tobacco of any kind within the past 36 months.



 (6) The guaranteed cost of insurance charges are based on attained age, sex, and history of tobacco use of the Insured. The net amount at risk is the difference between the Death Benefit and the Cash Value. See "Charges and Deductions--Monthly Deduction--Cost of Insurance Charge", on page 29.


 (7) Deducted monthly in an amount equal to 1/12 the annual rate shown, multiplied by the total Cash Value, including the Loan Account Value, on the relevant Deduction Day. The Administration Charge covers certain of our administrative expenses in connection with the Policies. The Tax Charge covers a portion of our state premium tax expense and certain federal income tax liability associated with the receipt of Premium.

 (8) The Records Maintenance Charge is deducted annually on each Policy Anniversary. If you surrender your Policy during a Policy Year, we will deduct the Records Maintenance Charge from your surrender proceeds.

 (9) We currently do not charge a transfer fee. Under the Policy, we reserve the right in the future to charge a transfer fee of $25 on each transfer after the first twelve transfers each Policy Year, excluding transfers under our Automatic Dollar Cost Averaging and Automatic Asset Rebalancing Programs.


(10) This charge only applies upon withdrawals of the initial Premium. It does not apply to withdrawals of any additional Premiums paid under a Policy. The Withdrawal Charge declines to zero percent after the ninth Policy Anniversary. It is imposed to cover a portion of our premium tax expenses and the sales expenses incurred by us in distributing the Policies. In any Policy Year, we will not charge any Withdrawal Charge on that portion of your withdrawals equal to the greater of (a) ten percent of the Cash Value, less any prior free partial withdrawal since the most recent Policy Anniversary, or (b) earnings not previously withdrawn. See Charges and Deductions--Withdrawal Charge, page 31.

                               PORTFOLIO EXPENSES

 (As a percentage of average net assets for the period ended December 31, 1998)

(total expense figures shown in parentheses are after fee waivers or reductions and expense reimbursements, as indicated in the notes)


                                                                      TOTAL FUND OTHER   TOTAL FUND ANNUAL
PORTFOLIO                                           MANAGEMENT FEES       EXPENSES           EXPENSES
---------                                           ---------------   ----------------   -----------------
Kemper Aggressive Growth Portfolio(2)(4)..........       0.75%              0.28%           1.03% (0.95%)
Kemper Technology Growth Portfolio(2).............       0.75%              0.29%           1.04% (0.95%)
Kemper-Dreman Financial Services
  Portfolio(2)(5).................................       0.75%              0.97%           1.72% (0.99%)
Kemper Small Cap Growth Portfolio.................       0.65%              0.05%                  0.70%
Kemper Small Cap Value Portfolio(1)...............       0.75%              0.05%                  0.80%
Kemper-Dreman High Return Equity
  Portfolio(2)(5).................................       0.75%              0.45%           1.20% (0.87%)
Kemper International Portfolio....................       0.75%              0.18%                  0.93%
Kemper International Growth and Income
  Portfolio(2)(5).................................       1.00%             18.54%          19.54% (1.12%)
Kemper Global Blue Chip Portfolio(2)(5)...........       1.00%             11.32%          12.32% (1.56%)
Kemper Growth Portfolio...........................       0.60%              0.05%                  0.65%
Kemper Contrarian Value Portfolio(1)..............       0.75%              0.03%                  0.78%
Kemper Blue Chip Portfolio(1).....................       0.65%              0.11%                  0.76%
Kemper Value+Growth Portfolio(1)..................       0.75%              0.03%                  0.78%
Kemper Index 500 Portfolio(6).....................       0.45%              0.29%           0.74% (0.55%)
Kemper Horizon 20+ Portfolio(1)...................       0.60%              0.07%                  0.67%
Kemper Total Return Portfolio.....................       0.55%              0.05%                  0.60%
Kemper Horizon 10+ Portfolio(1)...................       0.60%              0.04%                  0.64%
Kemper High Yield Portfolio.......................       0.60%              0.05%                  0.65%
Kemper Horizon 5 Portfolio(1).....................       0.60%              0.06%                  0.66%
Kemper Global Income Portfolio(2).................       0.75%              0.33%           1.08% (1.05%)
Kemper Investment Grade Bond Portfolio(1).........       0.60%              0.07%                  0.67%
Kemper Government Securities Portfolio............       0.55%              0.11%                  0.66%
Kemper Money Market Portfolio(3)..................       0.50%              0.04%                  0.54%
Scudder VLIF Global Discovery Portfolio(7)........       0.91%              0.81%                  1.72%
Scudder VLIF Growth and Income Portfolio..........       0.47%              0.09%                  0.56%
Scudder VLIF International Portfolio..............       0.87%              0.18%                  1.05%
Scudder VLIF Capital Growth Portfolio.............       0.47%              0.04%                  0.51%
Warburg Emerging Markets Portfolio(8).............       1.25%              6.96%           8.21% (1.40%)
Warburg Post-Venture Capital Portfolio(8).........       1.25%              0.45%           1.70% (1.40%)


---------------


(1) Pursuant to their respective agreements with Kemper Variable Series, the investment manager and the accounting agent have agreed, for the one year period commencing on approximately May 1, 1999, to limit their respective fees and to reimburse other operating expenses to the extent necessary to limit total operating expenses of the following described Portfolios to the amounts set forth after the Portfolio names: Kemper Value+Growth Portfolio (.84%), Kemper Contrarian Value Portfolio (.80%), Kemper Small Cap Value Portfolio (.84%), Kemper Horizon 5 Portfolio (.97%), Kemper Horizon 10+ Portfolio (.83%), Kemper Horizon 20+ Portfolio (.93%), Kemper Investment Grade Bond Portfolio (.80%), and Kemper Blue Chip Portfolio (.95%). The amounts set forth in the table above reflect actual expenses for the past fiscal year, which were lower than these expense limits.



(2) Pursuant to their respective agreements with Kemper Variable Series, the investment manager and the accounting agent have agreed, for the one year period commencing on approximately May 1, 1999, to limit their respective fees and to reimburse other operating expenses of the Kemper Aggressive Growth, Kemper Technology Growth, Kemper-Dreman Financial Services, Kemper-Dreman High Return Equity, Kemper International Growth and Income, Kemper Global Blue Chip and Kemper Global Income Portfolios of Kemper Variable Series to the levels set forth in the table above in parentheses. Taking into effect these expense caps, for the Aggressive Growth, Technology Growth, Financial Services, High Return Equity, International Growth and Income, Global Blue Chip and Global Income Portfolios of Kemper Variable
    Series: management fees were .67%, .66%, .02%, .42%, .00%, .00% and .72%, respectively. Other Expenses were .28%, .29%, .97%, .45%, 1.12%, 1.56%, and
    .33%, respectively, and total operating expenses were .95%, .95%, .99%, .87%, 1.12%, 1.56%, and 1.05%, respectively. In addition, for Kemper International Growth and Income and Kemper Global Blue Chip, the investment manager has agreed to limit its management fee to .70% and .85%, respectively, of such portfolios for one year from the date of this Prospectus. The amounts set forth without parentheses in the table above reflect actual expenses for the past fiscal year. The Total Fund Annual Expense figures set forth in parentheses reflect the effect of the fee reductions and expense reimbursement arrangements described above.


(3) This Portfolio is the underlying investment for the Kemper Money Market Subaccount and the Kemper Money Market II Subaccount. The Kemper Money Market II Subaccount is only available to allocate all or a portion of your initial Premium for Automatic Dollar Cost Averaging that will deplete your Subaccount Value by the end of the first Policy Year.

(4) Portfolio commenced operations after 5/1/99. "Other Expenses" have been estimated.


(5) Portfolios commenced operations on or after 5/1/98. "Other Expenses" have been annualized.



(6) Portfolio commenced operations after 9/1/99. "Other Expenses" have been estimated. Pursuant to their respective agreements with Kemper Variable Series, the investment manager and the accounting agent have agreed, for the period from commencement of operations to April 30, 2000, to limit their respective fees and to reimburse other operating expenses of the Kemper Index 500 Portfolio to the level set forth in the table above in parentheses. Taking into effect this cap for the Kemper Index 500 Portfolio, Management Fees would be 0.26%, Other Expenses would be 0.29% and Total Operating Expenses would be 0.55%.



(7) Until April 30, 1998, the Adviser waived a portion of its management fee to limit the expenses of this Portfolio to 1.50% of the average daily net assets.



(8) The expense figures shown without parentheses are for fiscal year ended December 31, 1998. They do not reflect certain fee waivers or reductions from the Portfolios' investment adviser and its affiliates. With such waivers and reductions, Management Fees, Other Expenses, and Total Portfolio Annual Expenses for the Portfolios for the fiscal year ended December 31, 1998 were: 0.20%, 1.20%, and 1.40%, respectively, for the Emerging Markets Portfolio; and 1.08%, 0.32%, and 1.40%, respectively, for the Post-Venture Capital Portfolio. Fee waivers and expense reimbursements may be discontinued at any time. The Total Fund Annual Expense figures set forth in parentheses reflect the effect of the fee waiver and expense reduction arrangements described above.


                 PURCHASE OF POLICY AND ALLOCATION OF PREMIUMS

APPLICATION FOR A POLICY

     You may apply to purchase a Policy by submitting a written application to us through one of our authorized agents. We will issue Policies to insure people who are 90 years of age or younger. When you apply for a Policy, we will require you to submit evidence of insurability satisfactory to us. If we do not issue a Policy to you, we will return your Premium to you.

     In general, we will deliver your Policy only when (1) we have received your initial Premium and (2) we have determined that your application meets our underwriting requirements. If you are paying Premium from more than one source, we will not issue your Policy until all Premium has been received. The Effective Date will be the effective date of insurance coverage under your Policy. We use the Effective Date to determine Policy Anniversaries, Policy Years, and Deduction Days. The Effective Date usually will be the date when we have received your initial Premium, after satisfaction of the applicable underwriting requirements.

     We will not accept your initial Premium with your application if it exceeds our then-current limit. In other cases, you may choose to pay the initial Premium with your application. If you did not submit your initial Premium with your application, we will require you to pay your entire Premium before we place your insurance in force.

     Acceptance of your application is subject to our underwriting rules. We reserve the right to reject your application for any lawful reason. We reserve the right to change the terms or conditions of your Policy to comply with differences in applicable state law. Variations from the information appearing in this Prospectus due to individual state requirements are described in supplements which are attached to this Prospectus or in endorsements to the Policy, as appropriate.

     SIMPLIFIED UNDERWRITING. Under our current underwriting rules, which we may change when and as we decide, proposed Insureds are eligible for simplified underwriting without a medical examination, if the application responses and requested initial Premium meet our simplified underwriting standards. Simplified underwriting is not available if the initial Premium exceeds the limits set in our simplified underwriting standards. For Survivorship Policies, both Insureds must meet our simplified underwriting requirements. Simplified underwriting limits may vary by state.

     STANDARD UNDERWRITING. If you are not eligible for simplified underwriting, we will process your application in accordance with our customary underwriting requirements. While your application is in underwriting, if you have paid your initial Premium we may provide you with temporary life insurance coverage in accordance with the terms of our temporary insurance agreement. Any temporary coverage may not exceed $500,000 plus the amount of your initial Premium. If you did not pay your Premium with your application, we will require you to pay your entire Premium before we place your insurance in force. If you pay Premium through more than one source, e.g., through the rollover of another policy, we will not place your Policy in force until all Premium has been received.


     If we approve your application, you will earn interest and/or investment return on your Premium from the Effective Date. We will also begin to deduct the Policy charges as of the Effective Date.

     If we reject your application, we will not issue you a Policy. We will return any Premium you have made, adding interest as and at the rate required in your state. We will not subtract any Policy charges from the amount we refund to You.

PREMIUMS

     You must pay an initial Premium to purchase a Policy. You may choose a minimum initial Premium of 90% or 100% of the Guideline Single Premium for your Policy's initial Specified Amount. Your choice will affect your current cost of insurance charge. In addition, if you choose to pay 90%, your Policy will not include our No Lapse Guarantee. Under either option, the minimum initial Premium is $10,000. We may waive or change this minimum.

     You may pay additional Premiums at any time and in any amount necessary to avoid termination of your Policy. In addition, we will accept any additional Premium at such time as it would not disqualify your Policy as a life insurance contract under the Tax Code. If you wish to repay Policy Debt (if any), you must send written instructions with your payment; otherwise, we will treat any payment received from you as additional Premium.

ALLOCATION OF PREMIUMS


     If you pay all or a portion of your initial Premium prior to the Issue Date, we will initially allocate your payment to our Fixed Account. If we approve your application, we will credit interest to that amount at an effective rate of not less than 3% annually for the period from the Effective Date to the Issue Date.


     On the Issue Date, if your state requires us to return your Premium if you cancel your Policy during the free look period, we will initially allocate your initial Premium (and any interest) to the Kemper Money Market Subaccount. Subsequently, on the Trade Date, we will allocate your Cash Value to the Subaccounts and/or the DCA Fixed Account (if you have selected it for Dollar Cost Averaging) in accordance with your instructions. The Trade Date will depend on the length of the free look period. If the free look period is ten days, the Trade Date will occur twenty days after the Issue Date. If the free look period is longer, the Trade Date will occur a corresponding number of days later.

     In other states, on the Issue Date we will allocate your initial Premium according to your instructions, because the Trade Date will be the same as the Issue Date.

     You must specify your allocation percentages in your Policy application. The total allocation must equal 100%. We will allocate your subsequent Premiums in those proportions, until you give us new allocation instructions. You may change your allocation instructions orally or in writing. Your initial allocation to a Subaccount must equal at least $500. You may not allocate your Cash Value to more than 30 Subaccounts at one time. You may not allocate Premiums to the DCA Fixed Account after the initial Premium.

     We generally will allocate your additional Premiums to the Subaccounts as of the date your Premium is received in our Home Office. We may refuse to accept any Premium that would cause an increase in the Death Benefit, other than a reinstatement Premium. We will make all valuations in connection with the Policy, other than the initial Premium and other Premium payments requiring an underwriting, on the date a Premium is received or your request for other action is received at our Home Office, if that date is a Valuation Date, or on the next succeeding Valuation Date.

CASH VALUE


     Your Cash Value on any Valuation Date is the sum of the value of your interest in the Subaccounts you have chosen, your Fixed Account Value (if any), plus your Loan Account Value (if any). Your Cash Value may increase or decrease daily to reflect the performance of the Subaccounts you have chosen, the addition of interest credited to the Loan Account and the Fixed Account, the addition of Premiums, and the subtraction of partial withdrawals and charges assessed. There is no minimum guaranteed Cash Value.

     On the Effective Date, your Cash Value will equal the initial Premium less the Monthly Deduction for the first Policy Month.

     The Separate Account Value equals the sum of the Subaccount Values, each of which equals:

          a. The total value of your Accumulation Units in the Subaccount; plus

          b. Any Premium received and allocated to the Subaccount during the current Valuation Period; plus

          c. Any amount transferred to the Subaccount during the current Valuation Period; minus

          d. The pro-rata portion of any Monthly Deduction charged to the Subaccount when the Valuation Period includes a Deduction Day; minus

          e. Any amount transferred from the Subaccount during the current Valuation Period; minus

          f. Any amount withdrawn from the Subaccount during the current Valuation Period; minus

          g. Any amount loaned from the Subaccount during the current Valuation Period.

ACCUMULATION UNIT VALUE

     The Accumulation Unit Value for each Subaccount will vary to reflect the investment experience of the corresponding Portfolio and the deduction of certain expenses. We will determine the Accumulation Unit Value for each Subaccount on each Valuation Date. A Subaccount's Accumulation Unit Value for a particular Valuation Date will equal the Subaccount's Accumulation Unit Value on the preceding Valuation Date multiplied by the Investment Experience Factor for that Subaccount for the Valuation Period then ended.

     The Investment Experience Factor for each Subaccount is (1) divided by (2) minus (3), where:

     (1) is the sum of (a) the net asset value per share of the corresponding Portfolio at the end of the current Valuation Period plus (b) the per share amount of any dividend or capital gains distribution by that Portfolio, if the "ex-dividend" date occurs in that Valuation Period; plus or minus (c) a credit or charge for any taxes reserved for the current Valuation Period which we determine to have resulted from the investment operations of the Subaccount;

     (2) is the net asset value per share of the corresponding Portfolio at the end of the last prior Valuation Period; and

     (3) is the factor representing the Mortality and Expense Risk Charge.

     You should refer to the Prospectuses for the Portfolios which accompany this Prospectus for a description of how the assets of each Portfolio are valued, since that determination directly affects the investment experience of the corresponding Subaccount and, therefore, your Cash Value.

TRANSFER OF CASH VALUE

     While the Policy is in force before the Maturity Date, you may transfer Cash Value among the Subaccounts in writing or by telephone. We currently do not charge a transfer fee. However, under the Policy we reserve the right to charge a fee of $25 for each transfer in excess of twelve per Policy Year, excluding transfers under our Automatic Dollar Cost Averaging and Automatic Asset Rebalancing Programs. You may not transfer Cash Value to the DCA Fixed Account.

     The minimum amount that may be transferred from a single Subaccount is $100, or the remaining value in the Subaccount, if the value that would remain in the Subaccount after the transfer would be less than $500. We reserve the right to waive or change these minimums.


     As a general rule, we only make transfers on days when the New York Stock Exchange is open for business. If we receive your request on one of those days, we will make the transfer that day. Otherwise, we will make the transfer on the first subsequent day on which the NYSE is open. Transfers pursuant to a Automatic Dollar Cost Averaging or Automatic Asset Rebalancing program will be made at the intervals you have selected in accordance with the procedures and requirements we establish. We may suspend, modify, or terminate the transfer provisions.


TRANSFERS AUTHORIZED BY TELEPHONE

     You may make transfers by telephone, if you so advise us in writing on our authorized forms. The cut off time for telephone transfer requests is 4:00 p.m. Eastern time. Timely requests will be processed on that day at that day's price. If we receive your request after 4:00 p.m. Eastern time, we will process your request at the next day's price.

     We use procedures that we believe provide reasonable assurance that telephone authorized transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. We may suspend, modify or terminate the telephone transfer privilege at any time without notice.

AUTOMATIC DOLLAR COST AVERAGING

     Under our Automatic Dollar Cost Averaging program, while the Policy is in force you may authorize us to transfer a fixed dollar amount monthly, quarterly, semiannually, or annually to the Subaccounts of your choice in accordance with the procedures and requirements that we establish. The transfers will continue until you instruct us to stop, or until your chosen source of transfer payments is exhausted. The minimum Automatic Dollar Cost Averaging transfer is $100 per transfer. Upon early termination of your Automatic Dollar Cost Averaging program, we will allocate the remaining amount from your source account to the Subaccounts in accordance with your instructions in our files. If you do not give us new instructions, we will follow the allocation instructions in our files.

     You may make Dollar Cost Averaging transfers from any Subaccount. At issue, you may choose to allocate some or all of your initial Premium to the Kemper Money Market II Subaccount or to the DCA Fixed Account, for purposes of participating in the Dollar Cost Averaging Program. Amounts allocated to the Kemper Money Market II Subaccount or the DCA Fixed Account must be transferred to other Subaccounts by the first Policy Anniversary.

     The Kemper Money Market II Subaccount invests in the Kemper Money Market Portfolio. However, the Mortality and Expense Risk Charge is not charged to this Subaccount.


     We offer two DCA Fixed Account options in connection with the Automatic Dollar Cost Averaging Program: a six-month option and a twelve-month option. Amounts designated for one of these options will be transferred to the Subaccounts within six months or twelve months of the Effective Date, as appropriate. Until they are transferred, they will accrue interest at the rate we declare. We may declare different rates for the six-month and the twelve-month options. In our discretion, we may change the DCA Fixed Account options that we offer under the Policy. For more information, see "The DCA Fixed Account" on pages 20-21.


     Your request to participate in this program will be effective when we receive your completed application at our Home Office at the address given on the first page of this Prospectus. Call or write us for a copy of the application and additional information concerning the program. You may not use Automatic Dollar Cost Averaging and Automatic Asset Rebalancing at the same time. We may change, terminate, limit or suspend Automatic Dollar Cost Averaging at any time.


     The theory of automatic dollar cost averaging is that by spreading your investment over time, you may be able to reduce the effect of transitory market conditions on your investment. In addition, because a given dollar amount will purchase more units when the unit prices are relatively low rather than when the prices are higher, in a fluctuating market, the average cost per unit may be less than the average of the unit prices on the purchase dates. However, participation in this program does not assure you of a greater profit from your purchases under the program; nor will it prevent or necessarily reduce losses in a declining market. Moreover, other investment programs may not work in concert with Automatic Dollar Cost Averaging. Therefore, you should monitor your use of these programs, as well as other transfers or withdrawals, while Automatic Dollar Cost Averaging is being used.


AUTOMATIC ASSET REBALANCING

     Automatic Asset Rebalancing allows you to readjust the percentage of your Cash Value allocated to each Subaccount to maintain a pre-set level. Over time, the variations in each Subaccount's investment results will shift the balance of your Cash Value allocations. Under the Automatic Asset Rebalancing feature, we periodically will transfer your Cash Value, including new Premiums (unless you specify otherwise), back to the percentages you specify in accordance with procedures and requirements that we establish. you may select the Subaccounts to include in an Automatic Asset Rebalancing program.

     You may request Automatic Asset Rebalancing when you apply for your Policy or by submitting a completed written request to us at our Home Office at the address given on the first page of this Prospectus. You may not use Automatic Asset Rebalancing and Automatic Dollar Cost Averaging at the same time. We may change, terminate, limit or suspend Automatic Asset Rebalancing at any time. Please call or write us for a copy of the request form and additional information concerning Asset Automatic Rebalancing.


     Automatic Asset Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Cash Value allocated to the better performing segments. Other investment programs may not work in concert with Automatic Asset Rebalancing. Therefore, you should monitor your use of these programs, as well as other transfers or withdrawals, while Automatic Asset Rebalancing is being used. We may change, terminate, limit, or suspend Automatic Asset Rebalancing at any time.

                               INVESTMENT OPTIONS

SEPARATE ACCOUNT INVESTMENTS: THE PORTFOLIOS.

     Each of the Subaccounts invests in the shares of one of the Portfolios. Each Portfolio is a separate investment series of an open-end management investment company registered under the Investment Company Act of 1940. We briefly describe the Portfolios below. You should read the current Prospectuses for the Portfolios for more detailed and complete information concerning the Portfolios, their investment objectives and strategies, and the investment risks associated with the Portfolios. If you do not have a Prospectus for a Portfolio, contact us and we will send you a copy.

     Each Portfolio holds its assets separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies. Each Portfolio operates as a separate investment fund, and the income, gains, and losses of one Portfolio have no effect on the investment performance of any other Portfolio.

     The Portfolios which currently are the permissible investments of the Separate Account under this Policy are separate series of:

        - Kemper Variable Series;

        - Scudder Variable Life Investment Fund (Class A Shares);


        - Warburg Pincus Trust.


     The investment objectives of the Portfolios are briefly described below.


PORTFOLIOS OF KEMPER VARIABLE SERIES (FORMERLY INVESTORS FUND SERIES)


     KEMPER AGGRESSIVE GROWTH PORTFOLIO seeks capital appreciation through the use of aggressive investment techniques.

     KEMPER TECHNOLOGY GROWTH PORTFOLIO seeks growth of capital.

     KEMPER-DREMAN FINANCIAL SERVICES PORTFOLIO seeks long-term capital appreciation.

     KEMPER SMALL CAP GROWTH PORTFOLIO seeks maximum appreciation of investors= capital.

     KEMPER SMALL CAP VALUE PORTFOLIO seeks long-term capital appreciation.

     KEMPER-DREMAN HIGH RETURN EQUITY PORTFOLIO seeks to achieve a high rate of total return.

     KEMPER INTERNATIONAL PORTFOLIO seeks total return, a combination of capital growth and income, principally through an internationally diversified portfolio of equity securities.

     KEMPER INTERNATIONAL GROWTH & INCOME PORTFOLIO seeks a long-term growth of capital and current income, primarily from foreign equity securities.

     KEMPER GLOBAL BLUE CHIP PORTFOLIO seeks long-term growth of capital through a diversified worldwide portfolio of marketable securities, primarily equity securities, including common stocks, preferred stocks and debt securities convertible into common stocks.

     KEMPER GROWTH PORTFOLIO seeks maximum appreciation of capital through diversification of investment securities having potential for capital appreciation.

     KEMPER CONTRARIAN VALUE PORTFOLIO seeks to achieve a high rate of total return.

     KEMPER BLUE CHIP PORTFOLIO seeks growth of capital and of income.

     KEMPER VALUE+GROWTH PORTFOLIO seeks growth of capital. A secondary objective of the Portfolio is the reduction of risk over a full market cycle compared to a portfolio of only growth stocks or only value stocks.

     KEMPER INDEX 500 PORTFOLIO seeks to match, as closely as possible, before expenses, the performance of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"), which emphasizes stocks of large U.S. companies.*


     KEMPER HORIZON 20+ PORTFOLIO, designed for investors with approximately a 20+ year investment horizon, seeks growth of capital, with income as a secondary objective.

     KEMPER TOTAL RETURN PORTFOLIO seeks a high total return, a combination of income and capital appreciation.

     KEMPER HORIZON 10+ PORTFOLIO, designed for investors with approximately a 10+ year investment horizon, seeks a balance between growth of capital and income, consistent with moderate risk.

     KEMPER HIGH YIELD PORTFOLIO seeks to provide a high level of current income.

     KEMPER HORIZON 5 PORTFOLIO, designed for investors with approximately a 5-year investment horizon, seeks income consistent with preservation of capital, with growth of capital as a secondary objective.

     KEMPER GLOBAL INCOME PORTFOLIO seeks to provide high current income consistent with prudent total return asset management.

     KEMPER INVESTMENT GRADE BOND PORTFOLIO seeks high current income.

     KEMPER GOVERNMENT SECURITIES PORTFOLIO seeks high current return consistent with preservation of capital.

     KEMPER MONEY MARKET PORTFOLIO seeks maximum current income to the extent consistent with stability of principal from a portfolio of high quality money market instruments. This Portfolio seeks to maintain a net asset value of $1.00 per share, but there is no assurance that the Portfolio will be able to do so.

PORTFOLIOS OF SCUDDER VARIABLE LIFE INVESTMENT FUND (CLASS A SHARES)

     SCUDDER VLIF GLOBAL DISCOVERY PORTFOLIO seeks above-average capital appreciation over the long term by investing primarily in the equity securities of small companies located throughout the world.

     SCUDDER VLIF GROWTH AND INCOME PORTFOLIO seeks long-term growth of capital, current income and growth of income from a portfolio consisting primarily of common stocks and securities convertible into common stocks.

     SCUDDER VLIF INTERNATIONAL PORTFOLIO seeks long-term growth of capital principally from a diversified portfolio of foreign equity securities.

     SCUDDER VLIF CAPITAL GROWTH PORTFOLIO seeks to maximize long-term capital growth from a portfolio consisting primarily of equity securities.


PORTFOLIOS OF WARBURG PINCUS TRUST


     WARBURG EMERGING MARKETS PORTFOLIO seeks long-term growth of capital by investing in equity securities of emerging markets.

     WARBURG POST-VENTURE CAPITAL PORTFOLIO seeks long-term growth of capital by investing primarily in equity securities of issuers in their post-venture-capital stage of development and pursues an aggressive investment strategy.

     Not all Subaccounts may be available under your Policy. You should contact your representative for further information on the availability of the Subaccounts.

     Scudder Kemper Investments, Inc. ("Scudder Kemper") is the investment manager for the twenty-two available Portfolios of Kemper Variable Series and the four available Portfolios of Scudder Variable Life Investment Fund.

     Scudder Investments (U.K.) Limited ("Scudder U.K."), an affiliate of Scudder Kemper, is the subadviser for the Kemper International Portfolio and the Kemper Global Income Portfolio. Under the terms of the Sub-Advisory Agreement with Scudder Kemper, Scudder U.K. renders investment advisory and management services for that portion of this Portfolio's assets that Scudder Kemper from time to time allocates to Scudder U.K. for

---------------

* "Standard & Poor's(R)," "S&P(R)," "S&P500(R)," "Standard & Poor's 500," and "500" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by Scudder Kemper Investments, Inc. The Kemper Index 500 Portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the fund. Additional information may be found in the fund's Statement of Additional Information.

management, including services related to foreign securities, foreign currency transactions, and related investments.

     Dreman Value Management L.L.C. ("DVM") serves as sub-adviser for the Kemper-Dreman High Return Equity and Kemper-Dreman Financial Services Portfolios. Under the terms of the SubAdvisory Agreement between Scudder Kemper and DVM for each Portfolio, DVM manages the investment and reinvestment of each Portfolio's assets in accordance with its investment objectives, policies and limitations and subject to the supervision of Scudder Kemper and the Board of Trustees.


     Bankers Trust Company ("Bankers") serves as sub-adviser for the Kemper Index 500 Portfolio. Under the terms of the SubAdvisory Agreement between Scudder Kemper and Bankers, Bankers will handle day-to-day investment and trading functions for the Portfolio under the guidance of Scudder Kemper.



     Credit Suisse Asset Management, LLC (successor to Warburg Pincus Asset Management, Inc.) is the investment adviser for the two available Portfolios of the Warburg Pincus Trust. Abbott Capital Management LLC serves as sub-adviser for the private-equity portfolio portion of the Warburg Pincus Post-Venture Capital Portfolio.


     We do not promise that the Portfolios will meet their investment objectives. Amounts you have allocated to Subaccounts may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the Portfolios in which those Subaccounts invest. You bear the investment risk that those Portfolios possibly will not meet their investment objectives. YOU SHOULD CAREFULLY REVIEW THE PORTFOLIOS' PROSPECTUSES BEFORE ALLOCATING AMOUNTS TO THE SUBACCOUNTS.

     Each Portfolio is subject to certain investment restrictions and policies which may not be changed without the approval of a majority of the shareholders of the Portfolio. See the accompanying Prospectuses of the Portfolios for further information.

     We automatically reinvest all dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value. The income and realized and unrealized gains or losses on the assets of each Subaccount are separate and are credited to or charged against the particular Subaccount without regard to income, gains or losses from any other Subaccount or from any other part of our business. We will use the Premiums you allocate to a Subaccount to purchase shares in the corresponding Portfolio and will redeem shares in the Portfolios to meet Policy obligations or make adjustments in reserves. The Portfolios are required to redeem their shares at net asset value and to make payment within seven days.

     Some of the Portfolios have been established by investment advisers which manage publicly traded mutual funds having similar names and investment objectives. While some of the Portfolios may be similar to, and may in fact be modeled after publicly traded mutual funds, you should understand that the Portfolios are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any similarly named Portfolio may differ substantially.

     Certain of the Portfolios sell their shares to separate accounts underlying both variable life insurance and variable annuity policies. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. Although neither we nor any of the Portfolios currently foresees any such disadvantages either to variable life insurance or variable annuity owners, each Portfolio's Board of Directors intends to monitor events in order to identify any material conflicts between variable life and variable annuity owners and to determine what action, if any, should be taken in response thereto. If a Board of Directors were to conclude that separate investment funds should be established for variable life and variable annuity separate accounts, Owners will not bear the attendant expenses.

VOTING RIGHTS

     As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Subaccounts to which you have allocated your Cash Value. Under current interpretations, however, you are entitled to give us instructions on how to vote those shares on certain matters. We will notify you when your instructions are needed and will provide proxy materials or other information to assist you in understanding the matter at issue. We will determine the number of votes for which you may give voting instructions as of the record date set by the relevant Portfolio for the shareholder meeting at which the vote will occur.

     As a general rule, you are the person entitled to give voting instructions. However, if you assign your Policy, the assignee may be entitled to give voting instructions. Retirement plans may have different rules for voting by plan participants.

     If you send us written voting instructions, we will follow your instructions in voting the Portfolio shares attributable to your Policy. If you do not send us written instructions, we will vote the shares attributable to your Policy in the same proportions as we vote the shares for which we have received instructions from other Owners. We will vote shares that we hold in the same proportions as we vote the shares for which we have received instructions from other Owners.

     We may, when required by state insurance regulatory authorities, disregard Owner voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of one or more of the Portfolios or to approve or disapprove an investment advisory contract for one or more of the Portfolios.

     In addition, we may disregard voting instructions given by Owners in the investment objectives or the investment adviser of the Portfolios if we reasonably disapprove of the proposed change. We would disapprove a proposed change only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we reasonably conclude that the proposed change would not be consistent with the investment objectives of the Portfolio or would result in the purchase of securities for the Portfolio which vary from the general quality and nature of investments and investment techniques utilized by the Portfolio. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report to You.

     This description reflects our view of currently applicable law. If the law changes or our interpretation of the law changes, we may decide that we are permitted to vote the Portfolio shares without obtaining instructions from our Owners, and we may choose to do so.

ADDITIONS, DELETIONS, AND SUBSTITUTIONS OF SECURITIES

     If the shares of any of the Portfolios are no longer available for investment by the Separate Account or if, in our judgment, further investment in the shares of a Portfolio is no longer appropriate in view of the purposes of the Policy, we may add or substitute shares of another Portfolio or mutual fund for Portfolio shares already purchased or to be purchased in the future by Premiums under the Policy. Any substitution will comply with the requirements of the 1940 Act.

     We also reserve the right to make the following changes in the operation of the Separate Account and the Subaccounts:

          (a) to operate the Separate Account in any form permitted by law;

          (b) to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable laws;

          (c) to transfer assets from one Subaccount to another, or from any Subaccount to our General Account;

          (d) to add, combine, or remove Subaccounts in the Separate Account;


          (e) to assess a charge for taxes attributable to the operation of the Separate Account or for other taxes, as described in "Charges and Deductions--Separate Account Charges" on page 29 below; and


          (f) to change the way in which we assess other charges, as long as the total other charges do not exceed the maximum guaranteed charges under the Policies.

     If we deem it to be in the best interests of persons having voting interest under the Policies, the Separate Account may be (a) operated as a management company under the 1940 Act, (b) deregistered under the 1940 Act if such registration is no longer required; or (c) combined with our other separate accounts. To the extent permitted by law, we may also transfer assets of the Separate Account to another separate account, or to our General Account.

     If we take any of these actions, we will comply with the then applicable legal requirements.


THE DCA FIXED ACCOUNT


     THE PORTION OF THE POLICY RELATING TO THE FIXED ACCOUNT IS NOT REGISTERED UNDER THE SECURITIES ACT OF 1933 AND THE FIXED ACCOUNT IS NOT REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940. ACCORDINGLY, NEITHER THE FIXED ACCOUNT NOR ANY INTEREST IN THE FIXED ACCOUNT IS SUBJECT TO THE PROVISIONS OR RESTRICTIONS OF THE 1933 ACT OR THE 1940 ACT, AND THE DISCLOSURE REGARDING THE FIXED ACCOUNT HAS NOT BEEN REVIEWED BY THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION. THE STATEMENTS ABOUT THE FIXED ACCOUNT IN

THIS PROSPECTUS MAY BE SUBJECT TO GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS REGARDING ACCURACY AND COMPLETENESS.

     You may allocate part or all of your initial Premium to the DCA Fixed Account, to be transferred subsequently to the Subaccounts under our Dollar Cost Averaging Program. In addition, we allocate your initial Premium to our Fixed Account for the period prior to the Issue Date, if you pay all or a portion of your initial Premium prior to the Issue Date. No other Fixed Account option currently is available under this Contract. We reserve the right to discontinue offering or to offer additional Fixed Account options under the Contract, in accordance with applicable law.

     The interest rate credited to amounts allocated to the Fixed Account, including the DCA Fixed Account will be shown in your Contract. We may change the rate credited to new Contracts at any time in our discretion. We set interest rates in accordance with then current market conditions and other factors.

     Amounts allocated to the Fixed Account become part of the general account of KILICO. KILICO invests the assets of the general account in accordance with applicable laws governing the investments of insurance company general accounts.


                           POLICY BENEFITS AND RIGHTS


DEATH BENEFIT


     While your Policy is in force, we will pay the Death Benefit proceeds upon the death of the Insured or, if your Policy is a Survivorship Policy, upon the death of the second Insured to die. We will pay the Death Benefit proceeds to the named Beneficiary(ies) or, if none survives, to contingent Beneficiary(ies). We will pay the Death Benefit proceeds in a lump sum or apply them under the Policy's settlement options, which are described in "Settlement Option Payments" on pages 24-26.



     The Death Benefit proceeds payable to the Beneficiary equal the Death Benefit, less any Policy Debt and less any due and unpaid charges. We will determine the amount of the Death Benefit proceeds as of the end of the Valuation Period following the date of death of the Insured (or second Insured). We must receive due proof of death within 60 days after the death of an Insured, or as soon thereafter as reasonably possible. We usually will pay the Death Benefit proceeds within seven days after we have received all required documentation. Payment may be postponed in certain circumstances. See "Postponement of Payments", at page 28.


     The Death Benefit generally is the greater of: (1) the Specified Amount; or
(2) the Cash Value at the date of death multiplied by a factor from the table of death benefit factors. The death benefit factors in the table reflect the "corridor percentages" for the guideline premium test under the Tax Code.


     We set the death benefit factors so as to ensure that Policies will qualify for favorable tax treatment. The death benefit factors vary according to the age of the Insured. Under this formula, an increase in Cash Value due to favorable investment experience may increase the Death Benefit above the Specified Amount, and a decrease in Cash Value due to unfavorable investment experience may reduce the Death Benefit (but not below the Specified Amount). However, as explained in "No Lapse Guarantee and Grace Period" and "Termination" at pages 26-27 below, if your Policy's Net Surrender Value is insufficient to cover a Monthly Deduction when due, the Death Benefit may be reduced to equal your total Premium payments (less any prior withdrawals of Premium) or, if you have any outstanding Policy Debt, your Policy may lapse.


EXAMPLES:

                                                              EXAMPLE A   EXAMPLE B
                                                              ---------   ---------
Specified Amount............................................  $100,000    $100,000
Insured's Age...............................................        60          60
Cash Value on Date of Death.................................  $ 80,000    $ 50,000
Applicable Death Benefit Factors............................       130%        130%
Death Benefit...............................................  $104,000    $100,000

     In Example A, the Death Benefit equals $104,000, i.e., the greater of $100,000 (the Specified Amount) and $104,000 (the Cash Value at the Date of Death of $80,000, multiplied by the corridor percentage of 130%). This amount, less any Policy Debt and unpaid charges, constitutes the Death Benefit proceeds that we would pay to the Beneficiary.

     In Example B, the Death Benefit is $100,000, i.e., the greater of $100,000 (the Specified Amount) or $65,000 (the Cash Value of $50,000 multiplied by the corridor percentage of 130%).


     As explained in more detail in "Federal Tax Considerations" beginning on page 34, we have structured the Policy to satisfy the definition of life insurance contract under Section 7702 of the Tax Code. As a result, the Death Benefit ordinarily will be excluded from the gross income of the Beneficiary, and any growth in the Cash Value of the Policy will not be taxable until distributed. However, because the Policy generally will be treated as a modified endowment contract for tax purposes, withdrawals and Policy Debt will be treated as coming first from any gain under your Policy, and then as a return of Premium. The income portion of the distribution is includable in your taxable income. In addition, a ten percent federal penalty tax may apply to the taxable portion of the distributions received before age 59 1/2. For advice about the tax consequences of purchasing a Policy or your specific circumstances, please consult your tax adviser.


ACCELERATED DEATH BENEFIT RIDER


     You may request payment of a portion of the Death Benefit as an Accelerated Death Benefit if the Insured becomes terminally ill. You generally may request an Accelerated Death Benefit of up to the lesser of 25% of the existing Death Benefit or $250,000. Before we pay your Accelerated Death Benefit, we will deduct a $150 administrative fee and an amount sufficient to repay any outstanding Policy Debt. In approved states, the Accelerated Death Benefit Rider will be issued with all Policies at no extra Premium.



     If you request an Accelerated Death Benefit, the balance of the Death Benefit is payable upon the Insured's death. We will reduce the Death Benefit payment by the amount previously paid, increased to reflect the early payment of a portion of the Death Benefit under this Rider. You may request an Accelerated Death Benefit only once. Under Survivorship Policies, the Accelerated Death Benefit may not be requested until after the death of one of the Insureds. The total Accelerated Death Benefits available under all life insurance policies issued to you by us or our affiliates is $250,000.



     In general, the tax treatment of accelerated death benefits is the same as the tax treatment of the Death Benefit, as described in "Federal Tax Considerations" beginning on page 34. Please consult your tax adviser for more information.


POLICY LOANS

     While the Policy is in force, you may borrow money from us using the Policy as the only security for your loan. Loans have priority over the claims of any assignee or any other person. You may borrow up to 90% of the Surrender Value of your Policy as of the end of the Valuation Period in which we receive your loan request. Any outstanding Policy Debt will count against that limit. Thus, for example, if the Surrender Value of your Policy was $100,000 and you already had $50,000 in Policy Debt outstanding, you could borrow an additional $40,000 ($100,000 X 90% - $50,000). The minimum loan amount is $1,000. In addition, if you have named an irrevocable Beneficiary, you must also obtain his or her written consent before we make a Policy Loan to You.

     YOU MAY REALIZE TAXABLE INCOME WHEN YOU TAKE A POLICY LOAN. In most instances, a Policy is treated as a "modified endowment contract" for federal tax purposes. As a result, Policy Loans are treated as withdrawals for tax purposes, and the amount of the loan equal to any increase in your Cash Value may be treated as taxable income to You. In addition, you may also incur an additional ten percent federal penalty tax. You should also be aware that interest on Policy Loans is generally not deductible. On the other hand, although a Policy Loan is treated as a withdrawal for tax purposes, it is treated differently for Policy purposes. For example, under the Policy, a Policy Loan, unlike a partial withdrawal, does not reduce the Specified Amount. Accordingly, before you take a Policy Loan, you should consult your tax adviser and carefully consider the potential impact of a Policy Loan on your rights and benefits under the Policy.

     While the Policy remains in force, you may repay a Policy Loan in whole or in part without any penalty at any time while the Insured is living.

     The loan interest rate on all Policy Loans will be 5.50% per year compounded daily. Interest not paid will be charged on a daily basis and will be added to the Policy Debt on this Policy and bear interest at the same rate.


     When we make a Policy Loan to You, an amount equal to the Loan will be transferred from the Subaccounts to the Loan Account until the Loan is repaid. Unless you instruct us otherwise, the amount of the Loan will be deducted pro rata from the Subaccounts and DCA Fixed Account based on their relative Subaccount Values or DCA Fixed Account Values under your Policy. As explained in "No Lapse Guarantee and Grace Period" at pages 26-27 below, if the Policy Debt outstanding under your Policy should ever equal or exceed the Net Surrender Value, your Policy will enter the grace period and may terminate if you do not pay sufficient additional

Premium. We reserve the right not permit you to borrow Cash Value derived from Premium paid in the form of a check or draft for up to 30 days after we deposit that check or draft.


     We will credit interest at an annual rate of 3.50% to your Loan Account Value that is not attributable to "Preferred Loans." As to any Loan Account Value attributable to "Preferred Loans", we currently credit interest at an annual rate of 5.50%. We may change that rate, but we will never reduce it to less than 3.5% annually. We will classify as "Preferred Loans" the portion of your total Loan Account Value equal to the difference between your Policy's Cash Value minus total Premiums paid (net of all prior withdrawals of Premium). If you purchase your Policy in exchange for a policy with another insurance company, we will accept up to 50% of the Cash Value as a rollover loan. We will treat as a Preferred Loan the portion of the rollover loan equal to the cash value of your old policy, minus the total premiums paid under your old policy, plus any withdrawal of premiums under your old policy prior to the exchange.


     A Policy Loan, whether or not repaid, will have a permanent effect on the Cash Value because the investment results of each Subaccount will apply only to the amounts remaining in those Subaccounts. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Subaccounts earn more than the annual interest rate for amounts held in the Loan Account, your Cash Value will not increase as rapidly as it would if you had not taken a Policy Loan. If the Subaccounts earn less than that rate, then your Cash Value will be greater than it would have been if you had not taken a Policy Loan. Also, if you do not repay a Policy Loan, your Policy Debt will be subtracted from the Death Benefit and Surrender Value otherwise payable.

AMOUNT PAYABLE ON SURRENDER OF THE POLICY

     While your Policy is in force, you may fully surrender your Policy. Upon surrender, we will pay you the Net Surrender Value determined as of the day we receive your written request at our Home Office. Your Policy will terminate on the day we receive your written request. We may require that you give us your Policy document before we pay you the surrender proceeds. Before we pay a full surrender, you must provide us with tax withholding information.


     The Net Surrender Value equals the Cash Value less any applicable Withdrawal Charge, less any outstanding Policy Debt. We also will deduct the $30 Records Maintenance Charge, if it would otherwise be due at the end of the current Policy Year. We will determine the Net Surrender Value as of the end of the Valuation Period during which we received your request for surrender. We generally will pay you the surrender proceeds of the Policy within seven days of our receiving your complete written request or on the effective surrender date you have requested, whichever is later. The determination of the Withdrawal Charge is described on page 31.



     You may receive the surrender proceeds in a lump sum or under any of the settlement options described in "Settlement Option Payments" on pages 24-26. The tax consequences of surrendering the Policy are discussed in "Federal Tax Considerations," beginning on page 34.


PARTIAL WITHDRAWALS


     You may receive a portion of the Surrender Value of your Policy by making a partial withdrawal from your Policy. Your request may be by telephone or in writing. If you request a partial withdrawal by telephone, however, the amount withdrawn may not exceed our limit, which currently is $10,000; larger requests must be in writing. All partial withdrawals requested by telephone will be sent only to the address of record of the Contract owner. Your request, whether written or telephonic, will be effective on the date we receive it at our Home Office, provided we receive it before 4:00 p.m. Eastern time. If we are not provided with tax withholding information, we will withhold taxes from the amount withdrawn at the rate required by law. We reserve the right to change the terms of telephonic withdrawals, including our limit, at any time.



     When you request a partial withdrawal, we will pay you the amount requested and subtract the amount requested plus any applicable Withdrawal Charge from your Cash Value. We may waive the Withdrawal Charge on some or all of your partial withdrawal. The determination of the Withdrawal Charge is described on page 31.



     You may specify how much of your partial withdrawal you wish taken from each Subaccount. The amount requested from a specific Subaccount may not exceed the value of that option less any applicable Withdrawal Charge. If you do not specify the option from which you wish to take your partial withdrawal, we will take it pro rata from the Subaccounts and the DCA Fixed Account.


     You may take an unlimited number of partial withdrawals each Policy Year. The minimum withdrawal amount is $100 or the amount that remains in the Subaccount if less. The minimum balance in the Subaccount after the withdrawal is $500 unless the total Subaccount Value is withdrawn. If a partial withdrawal would reduce your Policy's Net Surrender Value below $5,000, we will treat your request as a request to surrender your Policy.

     When you take a partial withdrawal, your Specified Amount will decrease in proportion to the resulting reduction in Cash Value. We will notify you of the new Specified Amount. We will not permit a partial withdrawal that would reduce the Specified Amount below the minimum specified in your Policy.


     Partial withdrawals generally will be subject to income tax and may be subject to a ten percent federal penalty tax. The tax consequences of partial withdrawals are discussed in "Federal Tax Considerations" beginning on page 34.


SYSTEMATIC WITHDRAWALS

     You may enroll in our systematic withdrawal program by sending a completed enrollment form to our Home Office at the address shown on the first page of this Prospectus. You may choose between payout schedules of monthly, quarterly, semiannually or annually. You may specify the amount of the withdrawal, the day of the month for each scheduled payment, and the Subaccount(s) from which the withdrawal will be taken. You may start, stop, increase, or decrease payment at any time. The minimum withdrawal amount is $100.

     We will treat systematic withdrawals in the same way as other partial withdrawals in applying the Withdrawal Charge. In our discretion we may stop paying systematic withdrawals if your Cash Value falls below our current minimum. We reserve the right to modify or suspend the systematic withdrawal program. In our discretion, any change may apply to existing systematic plans. Write us at the address shown on the first page of this Prospectus or call us at
(800) 621-5001 for more information about our Systematic Withdrawal Program.

SETTLEMENT OPTION PAYMENTS

     GENERAL. We will pay the Surrender Value or Death Benefit proceeds under the Policy in a lump sum or under one of the settlement options that we then offer. The option selected must result in a payment that is at least equal to our minimum payment, according to our rules, at the time the settlement option is chosen. If at any time the payments are less than the minimum payment, we have the right to increase the period between payments to quarterly, semi-annually, or annually so that the payment is at least equal to the minimum payment, or to make payment in one lump sum.

     The amount of the payments under a settlement option are based on:

          - the settlement option table specified in the Contract;

          - the selected settlement option; and

          - the investment performance of the selected Subaccount(s) (if variable payments are chosen).


     Under each settlement option, you and/or the payee may choose fixed payments or variable payments or a combination of the two, except that only fixed payments are available under Option 1. If fixed payments are chosen, the payee receives a fixed amount each month determined in accordance with the settlement option you have chosen. If variable payments are chosen, the payee receives the value of a fixed number of Annuity Units each month. An Annuity Unit's value reflects the investment performance of the Subaccount(s) selected by the payee. The amount of each payment varies accordingly. If you do not provide instructions, we will initially apply your Separate Account Value to variable payments and any Fixed Account Value to fixed payments. The payee may change the Subaccounts or the relative weighting of the Subaccounts on which variable payments are based, or increase the portion of each payment that is a fixed payment, subject to certain limitations, as described below under "Settlement Option Payments--Transfers". BEFORE CHOOSING VARIABLE PAYMENTS, YOU SHOULD CONSIDER WHETHER THE ALLOCATION OF PROCEEDS AMONG THE SUB-ACCOUNTS FOR YOUR PERIODIC PAYMENTS IS THE ALTERNATIVE BEST SUITED TO YOUR NEEDS.


     You may request a settlement option by writing to us at our Home Office at the address given on the first page of this Prospectus before the death of the Insured. If you change the Beneficiary, the existing choice of settlement option will become invalid and you may either notify us that you wish to continue the pre-existing choice of settlement option or select a new one. We will issue a supplementary contract reflecting the terms of the settlement option chosen. If payment is made as a Death Benefit distribution, the effective date of the supplementary agreement will be the date of death. Otherwise, you may choose the effective date.

     SETTLEMENT OPTIONS. The following settlement options are available under the Policy:

          OPTION 1--FIXED INSTALLMENT ANNUITY. We will make monthly payments for a fixed number of installments. Payments must be made for at least 5 years, but not more than 30 years.

          OPTION 2--LIFE ANNUITY. We will make monthly payments while the payee is alive. It is possible for the payee to receive only one payment if the payee dies before the second payment is due.

          OPTION 3--LIFE ANNUITY WITH INSTALLMENTS GUARANTEED. We will make monthly payments for a guaranteed period and thereafter while the payee is alive. The guaranteed period must be selected at the time the annuity option is chosen. The guaranteed periods available are 5, 10, 15, and 20 years.

          OPTION 4--JOINT AND SURVIVOR ANNUITY. We will pay the full monthly income while both payees are alive. Upon the death of either payee, we will continue to pay the surviving payee a percentage of the original monthly payment. The percentage payable to the surviving payee must be selected at the time the annuity option is chosen. The percentages available are 50%, 66 2/3%, 75%, and 100%. It is possible for the payees to receive only one payment if they both die before the second payment is due.

     OTHER OPTIONS. We may make other settlement annuity options available. Payments are also available on a quarterly, semi-annual or annual basis.

     When the payee dies under Options 1 and 3, we will pay the commuted value of any unpaid installments in a lump sum to the estate of the payee, unless the supplementary agreement provides otherwise. We will determine the commuted amount based upon an interest rate of not less than 2.5%. You may not withdraw Cash Value once we begin making payments to you under any settlement option involving payments to the payee for life or any combination of payments for life and a minimum guaranteed payment period, such as options 2, 3, and 4.

     AMOUNT OF PAYMENT. The amount applied to a settlement option will equal the Cash Value on the first day preceding the date when the first annuity payment is due, less any applicable Withdrawal Charge and Records Maintenance Charge. The remainder will be used to determine the fixed or variable payment in accordance with the appropriate Settlement Option Table.

     The amount of each fixed payment is determined by multiplying the amount applied to the settlement option by the appropriate settlement option rate. We will use a rate at least as high as the rate shown in the appropriate Settlement Option Table. These tables show the monthly payment for each $1,000 of Cash Value allocated to fixed payments. The amount of each subsequent fixed payment does not change regardless of investment, mortality or expense experience.

     The amount of the first variable payment also is determined from the Settlement Option Tables, based on the Cash Value allocated to variable payments. Subsequent variable payments are determined by multiplying the number of Annuity Units in each Subaccount chosen by the payee times the Annuity Unit Value of each such Subaccount at the Valuation Period before each variable payment is due. The first variable payment is divided by the Annuity Unit Value as of the Annuity Date to establish the number of Annuity Units representing each variable payment. We determine the number of Annuity Units separately for each Subaccount on which variable payments are based. This number does not change, unless the payee makes a transfer as described in "Settlement Option Payments--Transfers" below.


     The guaranteed monthly payments shown in the Settlement Option Tables are based on an interest rate of 2.50% per year and, where mortality is involved, the "1983 Table a", an individual mortality table developed by the Society of Actuaries, projected using Projection Scale G. Interest under a settlement option begins to accrue on the effective date of the supplementary agreement. If the effective date determined as described above would be the 29th, 30th or 31st day of a month, the 28th day of that month will be deemed the Effective Date.


     TRANSFERS. While variable payments are being made under a settlement option, the payee may request, in writing, to change the Subaccounts or the relative weighting of the Subaccounts on which variable payments are based, or the relative proportions of variable and fixed payments. These changes may be effected by transferring Annuity Unit Value from one Subaccount to another or to fixed payments, or by making transfers from fixed payments to the Subaccounts. This type of transfer is subject to the following limitations:

          - The payee may make only one transfer during each twelve month period beginning on the date of the first settlement payment and each anniversary of that date.

          - We must receive the payee's written request at least 30 days before the effective date of the transfer.

          - Each transfer must consist of at least $1,000 of Annuity Unit Value or annuity reserve value. After the transfer, at least $1,000 of Annuity Unit Value or annuity reserve value must remain in the account from which the transfer was made, unless the entire amount is transferred.

          - After the transfer, the payee's variable payments may not be based on more than three Subaccounts.


     We will execute transfers using values as of the end of the Valuation Period preceding the effective date of the transfer. Transfers among the Subaccounts and transfers from fixed to variable payments will be effected at the Annuity Unit Value of the relevant Subaccounts. Transfers from variable to fixed payments will be based in part on the present value of the remaining payments under the chosen option, and will reflect the differences in the interest rates used to calculate fixed and variable payments. The method for calculating these transfers is described in more detail in the Policy. We may suspend, change or terminate the transfer privilege at any time.


     ANNUITY UNIT VALUE. Annuity Unit Value is determined independently for each Subaccount. Annuity Unit Value for any Valuation Period is:

          - Annuity Unit Value for the immediately preceding Valuation Period; times

          - the net investment factor for the current Valuation Period; times

          - an interest factor of .99993235 per calendar day of the current Valuation Period in order to offset the effect of the assumed rate of 2.5% per year used in the Policy's settlement option tables.

     The net investment factor for a Subaccount for any Valuation Period is:

          (1) the sum of (a) the net asset value per share of the corresponding Portfolio at the end of the current Valuation Period plus (b) the per share amount of any dividend or capital gains distribution by that Portfolio, if the "ex-dividend" date occurs in that Valuation Period; plus or minus (c) a credit or charge for any taxes reserved for the current Valuation Period which we determine to have resulted from the investment operations of the Subaccount; divided by

          (2) is the net asset value per share of the corresponding Portfolio at the end of the last prior Valuation Period.

     A 2.5% per annum rate of investment earnings is assumed by the Policy's Settlement Option tables. Under the formula for determining Annuity Unit Value, if the actual net investment earnings rate on the selected Subaccounts exceeds 2.5% per annum, variable payments increase accordingly. Conversely, if the actual earnings rate is less than 2.5% per annum, variable payments decrease.

     ANNUITY RESERVE VALUE. Annuity reserve value is used in calculating transfers from variable payments to fixed payments. Annuity reserve value equals:

          (1) the number of annuity units transferred from a Subaccount; times

          (2) the Annuity Unit Value for that Subaccount; times

          (3) the present value of $1.00 per payment period using the attained age of the payee(s) and any remaining unpaid guaranteed payments at the time of the transfer.

NO LAPSE GUARANTEE AND GRACE PERIOD


     Under our No Lapse Guarantee, we guarantee that your Policy will remain in force regardless of changes in the Net Surrender Value, provided you have no outstanding Policy Debt. If the Net Surrender Value of your Policy is less than the Monthly Deduction for the next month, your Policy will enter the Grace Period. The Grace Period lasts 61 days. If the Insured dies during the Grace Period, the Death Benefit will be the amount determined as described in "Death Benefit" on pages 21-22, less any due and unpaid Monthly Deduction or other charge.


     During the Grace Period, you may pay additional Premium or loan repayment without evidence of insurability to keep your Policy in force. Your payment must equal at least three Monthly Deductions. No payment is required, however. This Grace Period will begin on the day we mail notice of the Grace Period to your last known address.

     If the No Lapse Guarantee is in effect under your Policy and you do not pay sufficient additional Premium or loan repayment, your Policy will remain in force, but the amount paid upon death of the Insured after the Grace Period will be limited to the return of Premium paid (less any prior withdrawals of Premium). You may restore the Specified Amount, however, by complying with the reinstatement provisions. The No Lapse Guarantee applies to your Contract unless: (a) you paid 90% of the Guideline Single Premium for your Policy or (b) your Policy has outstanding Policy Debt.

     If the No Lapse Guarantee does not apply to your Policy and the Net Surrender Value of your Policy is less than the Monthly Deduction for the next month, your Policy also will enter the Grace Period, as described above. However, if you do not make the required payment, your coverage will terminate at the end of the Grace Period. You may reinstate your coverage by complying with the reinstatement provisions.

TERMINATION

     The Policy will terminate and life insurance coverage will end when one of the following events first occurs:

          (a) you surrender your Policy;

          (b) the Insured dies or, for Survivorship Policies, the Surviving Insured dies;

          (c) the Policy matures; or

          (d) the Grace Period ends and there is Policy Debt outstanding.

MATURITY BENEFIT AND EXTENDED MATURITY

     In certain states, if the Insured is still living and your Policy is in force on the Maturity Date, we will pay you a Maturity Benefit. The Maturity Benefit will equal the Net Surrender Value on the Maturity Date. The Maturity Date is the Policy Anniversary after the Insured's 100th birthday.


     In states where approved, the Extended Maturity Rider will be issued with all Policies at no extra Premium. Under this Rider, you may choose from year to year to extend the Maturity Date for one year intervals. During the extension period, you may not take partial withdrawals or additional policy loans and the Death Benefit is the Cash Value. In addition, during the extension period, we will not charge the cost of insurance charge. We will, however, continue to charge other charges under your Policy, including the mortality and expense risk charge, even though there no longer will be a mortality risk under your Policy. We will continue to impose this charge because this charge reflects our expectations to the mortality risks and the amount of such charges expected to be paid under all Policies, including Policies covered by Extended Maturity Riders.



     All other riders still active end at age 100. The tax treatment of the Maturity Benefit and the Maturity Extension rider is discussed in "Treatment of Maturity Benefits and Extension of Maturity Date" on page 37.


REINSTATEMENT


     If your coverage has been reduced pursuant to our No Lapse Guarantee or has lapsed due to insufficient Cash Value (see "No Lapse Guarantee and Grace Period" on pages 26-27 above), you may reinstate coverage by complying with the conditions described below. After reinstatement, your Policy will be in force and the minimum Death Benefit will equal the Specified Amount in effect before your coverage was reduced or lapsed. To reinstate your Policy, you must apply to us within three years of the end of the most recent Grace Period and meet the following conditions:


          (1) Provide evidence of insurability satisfactory to us;

          (2) Pay the unpaid Monthly Deductions due during the expired Grace Period;

          (3) Pay at least sufficient additional Premium to keep your Policy in force for three months; and

          (4) Pay or reinstate any Policy Debt that existed at the date of lapse.

     The effective date of reinstatement of a Policy will be the Deduction Day that coincides with or next follows the date on which we approve your application for reinstatement. You may not reinstate a Policy that has been surrendered. Under Survivorship Policies, if one of the Lives Insured dies during the lapse, upon payment of the reinstatement Premium the Policy will be reissued as a single life permanent policy.

     The suicide and incontestability provisions will apply from the effective date of reinstatement.

CANCELLATION (FREE-LOOK PERIOD)

     In many states, you may cancel your Policy by returning it to us within ten days after you receive it. In some states, however, this free look period may be longer, as provided by state law. If you return your Policy, the Policy terminates and we will pay you your Cash Value or, in some states, an amount equal to your Premium, (less any

Policy Debt). We will pay the refund within seven days of receiving your request. No Withdrawal Charge is imposed upon return of a Policy within the free look period. This free look right may vary in certain states in order to comply with the requirements of state insurance laws and regulations. Accordingly, you should refer to your Policy for specific information about your circumstances.

POSTPONEMENT OF PAYMENTS

     We may defer for up to fifteen days the payment of any amount attributable to a Premium paid by check to allow the check a reasonable time to clear. We ordinarily will pay any amount attributable to Separate Account Value within seven days, except:

          (1) whenever the New York Stock Exchange ("NYSE") is closed (other than customary weekend and holiday closings);

          (2) when trading on the NYSE is restricted or an emergency exists, as determined by the SEC, so that disposal of the Separate Account's investments or determination of the value of its net assets is not reasonable practicable; or

          (3) at any other time permitted by the SEC for your protection.


     We may delay payment of partial or full withdrawals from the Fixed Account for up to six months from the date we receive your written withdrawal request. We may also defer payment of any Death Benefit in excess of the Specified Amount for up to six months from the date requested if those benefits are based upon policy values that do not depend on the investment performance of the Separate Account.

                             CHARGES AND DEDUCTIONS

     We assess charges and deductions under the Policies against the Subaccounts and the Cash Value. Additional deductions and expenses are paid out of the Portfolios' assets, as described in the Prospectuses of the Portfolios.

SEPARATE ACCOUNT CHARGES

     MORTALITY AND EXPENSE RISK CHARGE. On each Valuation Date, we will deduct a charge from each Subaccount at an annual rate of 0.90% of average daily net assets for mortality and expense risks we assume.

     The mortality risk assumed in relation to the Policy includes the risk that the cost of insurance charges specified in the Policy will be insufficient to meet claims and the risks under the No Lapse Guarantee. We also assume a risk that, on the Deduction Day preceding the death of an Insured, the Death Benefit will exceed the amount on which the cost of insurance charges were based. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the Administration Charges set in the Policy.

     RESERVE FOR TAXES. We currently are not maintaining a provision for taxes attributable to the operations of the Separate Account (as opposed to the federal tax related to the receipt of Premiums under the Policies). In the future, however, we may make such a charge. Charges for other taxes, if any, attributable to the Separate Account or to this class of Policies may also be made.

MONTHLY DEDUCTION

     On the Effective Date and on each monthly Deduction Day we will take a Monthly Deduction from your Cash Value. The Monthly Deduction equals the sum of the following:

          (1) The monthly cost of insurance charge for the Policy; plus

          (2) The monthly charge for any riders; plus

          (3) The Administration Charge; plus

          (4) The Tax Charge.

     On each Policy Anniversary, we also will deduct the Records Maintenance Charge, if your Policy's Cash Value was less than $50,000 on the previous Policy Anniversary.

     COST OF INSURANCE CHARGE. The cost of insurance charge is intended to pay for the cost of providing life insurance coverage for the Insured(s). The current cost of insurance charge differs based on whether you paid 90% or 100% of the Guideline Single Premium at issue. We guarantee that this charge will not exceed the maximum cost of insurance charge determined on the basis of the rates shown in the mortality table guaranteed in the Policy. If your initial Premium exceeds $500,000, your cost of insurance charge may be lower.

     The current monthly cost of insurance charge is the lesser of:

          (a) the applicable current asset-based cost of insurance rate times the Cash Value on the Deduction Day; or

          (b) the applicable guaranteed cost of insurance rate multiplied by the net amount at risk on the Deduction Day.


     If your initial Premium is no greater than $500,000 and you paid 100% of the Guideline Single Premium, our current asset-based cost of insurance rate for the Single Life Policies for the Standard Rating Class (NT) is 0.55% annually of Cash Value for Policy Years 1-10, and 0.25% annually of Cash Value thereafter. Our current asset-based cost of insurance rate for Second to Die Policies, when both Insureds are in the Standard Rating Class (NT), is 0.45% annually of Cash Value for Policy Years 1-10, and 0.20% annually of Cash Value thereafter.



     If your initial Premium is greater than $500,000 and you paid 100% of the Guideline Single Premium, our current asset-based cost of insurance rate for the Single Life Policies for the Standard Rating Class (NT) is 0.25% annually of Cash Value for Policy Years 1-10, and 0.10% annually of Cash Value thereafter. Our current asset-based cost of insurance rate for Second to Die Policies, when both Insureds are in the Standard Rating Class (NT), is 0.20% annually of Cash Value for Policy Years 1-10, and 0.10% annually of Cash Value thereafter.


     If you paid 90% of the Guideline Single Premium, your current cost of insurance rates will be higher. In addition, rates for other classes may differ based on the type of Policy and the history of tobacco use of the

Insured(s). Your guaranteed cost of insurance rates are set forth in the mortality tables in your Policy. The net amount at risk is (a)-(b), where:

          (a) is the Death Benefit on the first day of the Policy Month; and

          (b) the Cash Value on that day before the deduction of the Monthly Deduction for the Cost of Insurance.

     Because your Cash Value and the net amount for which we are at risk under your Policy may vary monthly, your cost of insurance charge is likely to differ each month. In general, under these formulas, when your current monthly cost of insurance charge is determined using the asset-based rate, an increase in your Cash Value increases your current monthly cost of insurance charge, up to the guaranteed maximum cost of insurance charge determined as described above. Since that maximum charge is based on the net amount at risk, it declines as your Cash Value increases, unless an increase in Cash Value also would increase the Death Benefit under your Policy. Thus, if the asset-based charge would be higher than the guaranteed maximum charge, further increases in your Cash Value may reduce your current cost of insurance charge.


     The cost of insurance charge covers our anticipated mortality costs for standard and substandard risks. We determine the current cost of insurance rates based on our expectations as to our future mortality experience and other factors. We may change our current asset based cost of insurance charge, but we guarantee that we will never charge you a cost of insurance charge higher than the amount determined using the maximum guaranteed cost of insurance rates shown in the Policy. We base our cost of insurance rates on the sex, issue age, Policy Year, rating class, and history of tobacco use of the Insured. However, we issue unisex policies in Montana. Our cost of insurance rates are based on the 1980 Commissioners Standard Ordinary ("1980 CSO") Mortality Table based on the Insured's sex, age last birthday, and history of tobacco use. Our cost of insurance rates for unisex Policies will never exceed a maximum based on the 1980 CSO Table B assuming a blend of 80% male and 20% female lives.


     TAX CHARGE. For the first ten Policy Years, on each Deduction Day, we charge a Tax Charge equal to an annual rate of 0.40% of the average monthly Cash Value. The Tax Charge covers a portion of our state premium tax expenses and certain Federal income tax liability incurred as a result of the receipt of Premium.

     We expect to recover total premium tax expenses over the life of the Policies from the aggregate Tax Charges and the unamortized state premium tax charge portion of the Withdrawal Charge. However, the amount of premium taxes differ from state to state and some states have no premium tax. Accordingly, the amount of these charges paid under your Policy may be more or less than the premium taxes that we actually pay with respect to your Policy.


     ADMINISTRATION CHARGE. On each Deduction Day we will deduct the Administration Charge from Cash Value. This charge will equal an annual rate of 0.35% of average monthly Cash Value for the first ten Policy Years and 0.25% thereafter. This charge is intended to compensate us for certain administrative expenses related to the maintenance of the Policies, accounting and recordkeeping, and providing reports to Policy owners.


     RECORDS MAINTENANCE CHARGE. We charge a Records Maintenance Charge of $30.00 per year on each Policy Anniversary. If you surrender your Policy during a Policy Year, we will deduct the full Records Maintenance Charge from your surrender proceeds. The Records Maintenance Charge is intended to compensate us for administrative expenses such as salaries, postage, telephone, office equipment and periodic reports. We currently waive the Records Maintenance Charge on a Policy, if the Cash Value is at least $50,000 on the previous Policy Anniversary.

PORTFOLIO EXPENSES


     You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Subaccounts to which you allocate your Cash Value. The Separate Account purchases shares of the Portfolios at net asset value. Each Portfolio's net asset value reflects investment advisory fees and administrative expenses already deducted from the Portfolio's assets. For a summary of current estimates of these charges and expenses, see pages 12-13 above. For more information concerning the investment advisory fees and other charges against the Portfolios, see the Prospectuses for the Portfolios, which are available upon request.


     We may receive compensation from the investment advisers or administrators of the Portfolios. Such compensation will be consistent with the services we provide or the cost savings resulting from the arrangement and therefore may differ between Portfolios.

WITHDRAWAL CHARGE

     If you surrender your Policy during the first nine Policy Years, we may subtract a Withdrawal Charge from the proceeds. The Withdrawal Charge will be calculated at the rate shown below. If you surrender your Policy, the Withdrawal Charge will equal a percentage of your initial Premium net of all previous withdrawal amounts on which you paid a Withdrawal Charge. The Withdrawal Charge consists of two components: a surrender charge and an unamortized state premium tax charge.

     The rate used to determine the Withdrawal Charge depends on the year the withdrawal is made. The Withdrawal Charge declines to zero percent after the ninth Policy Year. The Withdrawal Charge is assessed at the following rates:

      COMPLETE                              UNAMORTIZED
    POLICY YEARS                            PREMIUM TAX    TOTAL WITHDRAWAL
 ELAPSED SINCE ISSUE    SURRENDER CHARGE      CHARGE            CHARGE
 -------------------    ----------------    -----------    ----------------
          1                   7.75%            2.25%            10.00%
          2                   7.75%            2.00%             9.75%
          3                   7.50%            1.75%             9.25%
          4                   6.50%            1.50%             8.00%
          5                   5.75%            1.25%             7.00%
          6                   5.00%            1.00%             6.00%
          7                   4.25%             .75%             5.00%
          8                   3.50%             .50%             4.00%
          9                   2.75%             .25%             3.00%
          9+                     0%            0.00%             0.00%

     We may also charge a Withdrawal Charge on partial withdrawals. The Withdrawal Charge will apply to any partial withdrawal in a given Policy Year in excess of the free withdrawal amount described below.

     Additional Premiums do not increase the amount of Withdrawal Charge you may be required to pay. Only your initial Premium is used in our formula for calculating Withdrawal Charges.

     The Withdrawal Charge is imposed to cover a portion of our actual premium tax expenses and sales expenses, which include agents' sales commissions and other sales and distribution expenses. The Unamortized Premium Tax Charge, together with a portion of the monthly Tax Charge, is intended to recover our state premium tax expenses. We also expect to recover total sales expenses of the Policies over the life of the Policies. However, to the extent distribution costs are not recovered by the Withdrawal Charge, we may make up any shortfall from the assets of our General Account, which includes funds derived from the Mortality and Expense Risk Charge and other fees and charges under the Policies.

FREE WITHDRAWAL AMOUNT AND WAIVER OF WITHDRAWAL CHARGE

     The free withdrawal amount in a Policy Year equals the greater of:

          (a) 100% of Policy earnings not previously withdrawn; or

          (b) 10% of the Cash Value, less any prior free withdrawals since the beginning of that Policy Year.

     NURSING CARE WAIVER OF WITHDRAWAL CHARGE. We will waive the Withdrawal Charge if the Insured is confined to a skilled health care facility for at least 30 consecutive days. We also will waive the Withdrawal Charge after you have been released from the facility, if your request is made within 30 days of release. This waiver is described in more detail in the Policy.

     DISABILITY WAIVER. We will waive the Withdrawal Charge if the Insured becomes disabled after the Policy is issued and before attaining age 65 according to the following Social Security Administration definition:

        Inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months.

     This waiver is described in more detail in the Policy.

TRANSFER FEE

     The Policy permits us to charge a transfer fee of $25 per transfer, excluding transfers under our Automatic Dollar Cost Averaging and Automatic Asset Rebalancing Programs, on each transfer after the first twelve transfers in each Policy Year. We currently do not charge a transfer fee on any transfer. We reserve the right to begin to charge the transfer fee in the future.

REDUCTION OF CHARGES

     We may reduce certain charges and credit additional amounts in special circumstances that result in lower sales, administrative, or mortality expenses. For example, special circumstances may exist in connection with group or sponsored arrangements, sales to our Policy owners, sales to employees or clients of members of the Kemper group of companies, or employees and registered representatives (and their families) of broker-dealers (or their affiliated financial institutions) that have entered into selling group agreements with Investors Brokerage Services, Inc., the distributor of the Policies. The amounts of any reductions will reflect the reduced sales effort and administrative costs resulting from, or the different mortality experience expected as a result of, the special circumstances. Reductions will not unfairly discriminate against any person, including the affected Policy owners and owners of all other policies funded by the Separate Account.

                           GENERAL POLICY PROVISIONS

REPORTS TO OWNERS

     We will maintain all records relating to the Separate Account and the Subaccounts. At least annually we will send you a report which will include information such as Premiums received, interest credited, investment experience, and charges made since the last report. The report will also show the current Death Benefit and Cash Value, as well as any other information required by statute. If you ask us, we will send you an additional report at any time. We may charge you up to $25 for this additional report. We will tell you the current charge before we send you the report.

     In addition, we will send you the financial statements of the Portfolios and other reports as specified in the Investment Company Act of 1940, as amended. We also will mail you confirmation notices or other appropriate notices of Policy transactions quarterly or more frequently within the time periods specified by law. Please give us prompt written notice of any address change. Please read your statements and confirmations carefully and verify their accuracy and contact us promptly with any question.

LIMIT ON RIGHT TO CONTEST


     In the absence of fraud, we may not contest the insurance coverage under the Policy after the Policy has been in force for two years after the Issue Date while the Insured is alive. The two year incontestability period may vary in certain states to comply with the requirements of state insurance laws and regulations.



     If the Policy is reinstated, a new two year contestability period will apply from the issue date of the reinstatement and will apply only to statements made in the application for the reinstatement.


     In issuing a Policy, we rely on your application. Your statements in that application, in the absence of fraud, are considered representations and not warranties. In the absence of fraud, we will not use any statement made in connection with the Policy application to void the Policy or to deny a claim, unless that statement is a part of the application or an amendment thereto.

SUICIDE


     If the Insured under a Single Life Policy dies by suicide, while sane or insane, within two years from the Issue Date, the Death Benefit proceeds will be limited to the Premiums paid less any partial withdrawals and Policy Debt.



     If the Insured dies by suicide, while sane or insane, within two years of any reinstatement, our total liability with respect to such reinstatement will be limited to the Premiums paid less any partial withdrawal and Policy Debt.



     If the first death under a Survivorship Policy is by suicide, within two years of the Issue Date or date of reinstatement, whether the Insured was sane or insane, we will reissue the Policy. The new Policy on the survivor will be a single life permanent Policy which is available at the time of reissue. The suicide provision for the new Policy will be effective as of the original Issue Date.



     If the second death is by suicide, within two years from the Issue Date, whether the Insured is sane or insane, we will pay only the Premiums paid less any partial withdrawals and Policy Debt. If the second death occurs within two years after the date of reinstatement, our total liability with respect to such reinstatement will be limited to the Premiums paid less any partial withdrawals and Policy Debt.


MISSTATEMENT AS TO AGE AND SEX

     If the age or sex of the Insured is incorrectly stated in the application, the Death Benefit and all Policy values will be adjusted based on what the initial Premium would have purchased using the correct age and/or sex.

BENEFICIARY

     You name the original Beneficiary(ies) and Contingent Beneficiary(ies) in the application for the Policy. You may change the Beneficiary or Contingent Beneficiary at any time while the Insured is alive, except irrevocable Beneficiaries and irrevocable Contingent Beneficiaries may not be changed without their consent.

     You must request a change of Beneficiary in writing. We will provide a form to be signed and filed with us. Your request for a change in Beneficiary or Contingent Beneficiary will take effect as of the date you signed the form after we acknowledge receipt in writing. Until we acknowledge receipt of your change instructions, we are entitled to rely on your most recent instructions in our files. Accordingly, we are not liable for making a payment to the person shown in our files as the Beneficiary or treating that person in any other respect as the Beneficiary, even if instructions that we subsequently receive from you seek to change your Beneficiaries effective as of a date before we made the payment or took the action in question.

     If you name more than one Beneficiary, we will divide the Death Benefit among your Beneficiaries according to your most recent written instructions. If you have not given us written instructions, we will pay the Death Benefit in equal shares to the Beneficiaries. If one of the Beneficiaries dies before You, we will divide the Death Benefit among the surviving Beneficiaries. If no Beneficiary is living, the Contingent Beneficiary will be the Beneficiary. The interest of any revocable Beneficiary is subject to the interest of any assignee. If no Beneficiary or Contingent Beneficiary is living, the Beneficiary is the Owner or the Owner's estate.

ASSIGNMENT

     While the Insured is alive, you may assign your Policy as collateral security. You must notify us in writing if you assign the Policy. Until we receive notice from You, we are not liable for any action we may take or payments we may make that may be contrary to the terms of your assignment. We are not responsible for the validity of an assignment. Your rights and the rights of the Beneficiary may be affected by an assignment. An assignment may result in income tax and a ten percent federal penalty tax. You should consult your tax adviser before assigning your Policy.

CREDITOR'S CLAIMS

     To the extent permitted by law, no benefits payable under this Policy will be subject to the claims of your or the Beneficiary's creditors.

DIVIDENDS

     We will not pay any dividend under the Policy.

NOTICE AND ELECTIONS

     To be effective, all notices and elections under the Policy must be in writing, signed by You, and received by us at our Home Office. Certain exceptions may apply. Unless otherwise provided in the Policy, all notices, requests and elections will be effective when received at our Home Office complete with all necessary information.

MODIFICATION

     We reserve the right to modify the Policy without your express consent, in the circumstances described in this Prospectus or as necessary to conform to applicable law or regulation or any ruling issued by a governmental agency. The provisions of the Policy will be construed so as to comply with the requirements of Section 7702 of the Tax Code.

SURVIVORSHIP POLICIES

     We offer Policies on a single life and "last survivor" basis. The Survivorship Policy operates almost identically to the Single Life Policy. The primary difference is that the Survivorship Policy has two Insureds and the Death Benefit is paid only upon the death of the last surviving Insured. Other significant differences are:

          (1) the cost of insurance charge differs because we base it on the anticipated mortality of two Insureds and we do not pay the Death Benefit until both Insureds have died;

          (2) for a Survivorship Policy to qualify for simplified underwriting, both Insureds must meet our standards;

          (3) under a Survivorship Policy, provisions regarding incontestability, suicide, and misstatements of age or sex apply to each Insured; and

          (4) the Accelerated Death Benefit is only available upon the Terminal Illness of the surviving Insured, as this term is defined in the Policy.

                           FEDERAL TAX CONSIDERATIONS

     NOTE: The following discussion is based upon our understanding of current federal income tax law applicable to life insurance policies in general. We cannot predict the probability that any changes in those laws will be made. Also, we do not guarantee the tax status of the Policies. You bear the complete risk that the Policies may not be treated as "life insurance policies" under federal income tax laws.

     In addition, this discussion does not include a detailed description of the federal income tax consequences of the purchase of these Policies or any discussion of special tax rules that may apply to certain purchase situations. We also have not tried to consider any other possibly applicable state or other tax laws, for example, the estate tax consequences of the Policies. You should seek tax advice concerning the effect on your personal tax liability of the transactions permitted under the Policy, as well as any other questions you may have concerning the tax status of the Policy or the possibility of changes in the tax law.

TAXATION OF KILICO AND THE SEPARATE ACCOUNT

     KILICO is taxed as a life insurance company under Subchapter L of the Tax Code. The operations of the Separate Account are taxed as part of the operations of KILICO. Investment income and realized capital gains are not taxed to the extent that they are applied under the Policies.

     Accordingly, we do not anticipate that KILICO will incur any federal income tax liability attributable to the operation of the Separate Account (as opposed to the federal tax related to the receipt of Premiums under the Policies). Therefore, we are not making any charge or provision for federal income taxes. However, if the tax treatment of the Separate Account is changed, we may charge the Separate Account for its share of the resulting federal income tax.

     In several states we may incur state and local taxes on the operations of the Separate Account. We currently are not making any charge or provision for them against the Separate Account. We do, however, use part of the Policy charges to offset these taxes. If these taxes should be increased, we may make a charge or provision for them against the Subaccounts. If we do so, the investment results of the Subaccounts will be reduced.

TAX STATUS OF THE POLICY

     The Policy is structured to satisfy the definition of a life insurance policy under the Tax Code. As a result, the Death Benefit ordinarily will be fully excluded from the gross income of the Beneficiary. The Death Benefit will be included in your gross estate for federal estate tax purposes if the proceeds are payable to your estate. The Death Benefit will also be included in your estate, if the Beneficiary is not your estate but you retained incidents of ownership in the Policy. Examples of incidents of ownership include the right to change Beneficiaries, to assign the Policy or revoke an assignment, and to pledge the Policy or obtain a Policy Loan. If you own and are the Insured under a Policy and if you transfer all incidents of ownership in the Policy more than three years before your death, the Death Benefit will not be included in your gross estate. State and local estate and inheritance tax consequences may also apply.

     In addition, certain transfers of the Policy or Death Benefit, either during life or at death, to individuals (or trusts for the benefit of individuals) two or more generations below that of the transferor may be subject to the federal generation-skipping transfer tax.

     In addition, you may use the Policy in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax treatment of the proposed arrangement.

     DIVERSIFICATION REQUIREMENTS. Section 817(h) of the Tax Code requires that the underlying assets of variable life insurance policies be diversified. The Tax Code provides that a variable life insurance policy will not be treated as a life insurance policy for federal income tax purposes for any period and any subsequent period for which the investments are not adequately diversified. If the Policy were disqualified for this reason, you would lose the tax deferral advantages of the Policy and would be subject to current federal income taxes on all earnings allocable to the Policy.

     The United States Treasury Department (the "Treasury Department") also has issued regulations that establish diversification requirements for the investment accounts underlying variable policies such as the Policies. These regulations amplify the diversification requirements set forth in the Tax Code and provide an alternative diversification test to the provision described above.

     These diversification standards are applied to each Subaccount by looking to the investments of the Portfolio underlying the Subaccount. One of our criteria in selecting the Portfolios is that their investment managers intend to manage them in compliance with these diversification requirements.

     OWNER CONTROL. In certain circumstances, variable life insurance owners will be considered the Owners, for tax purposes, of separate account assets underlying their Policies. In those circumstances, the Owners could be subject to taxation on the income and gains from the separate account assets.

     In published rulings, the Internal Revenue Service has stated that a variable insurance Owner will be considered the owner of separate account assets, if the Owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. When the diversification regulations were issued, the Treasury Department announced that in the future, it would provide guidance on the extent to which variable Owners could direct their investments among Subaccounts without being treated as Owners of the underlying assets of the Separate Account. As of the date of this Prospectus, no such guidance has been issued. We cannot predict when or whether the Treasury Department will issue that guidance or what position the Treasury Department will take. In addition, although regulations are generally issued with prospective effect, it is possible that regulations may be issued with retroactive effect.

     The ownership rights under the Policy are similar in many respects to those described in IRS rulings in which the owners were not deemed to own the separate account assets. In some respects, however, they differ. For example, under the Policy you have many more investment options to choose from than were available under the policies involved in the published rulings, and you may be able to transfer Cash Value among the investment options more frequently than in the published rulings. Because of these differences, it is possible that you could be treated as the owner, for tax purposes, of the Portfolio shares underlying your Policy and therefore subject to taxation on the income and gains on those shares. Moreover, it is possible that the Treasury Department's position, when announced, may adversely affect the tax treatment of existing Policies. We therefore reserve the right to modify the Policy as necessary to attempt to prevent you from being considered the owner for tax purposes of the underlying assets. The remainder of this discussion assumes that the Policy will be treated as a life insurance policy for federal tax purposes.

TAX TREATMENT OF LIFE INSURANCE DEATH BENEFIT PROCEEDS

     In general, the amount of the Death Benefit payable under a Policy is excludable from gross income under the Tax Code. Certain transfers of the Policy, however, may result in a portion of the Death Benefit being taxable.

     If the Death Benefit is not received in a lump sum and is, instead, applied under one of the settlement options, payments generally will be prorated between amounts attributable to the Death Benefit, which will be excludable from the Beneficiary's income, and amounts attributable to interest (occurring after the insured's death), which will be includable in the beneficiary's income.

     ACCELERATED DEATH BENEFIT. In general, the tax treatment of an Accelerated Death Benefit is the same as the treatment of Death Benefits, as described above.

TAX DEFERRAL DURING ACCUMULATION PERIOD

     Under existing provisions of the Tax Code, except as described below, any increase in your Cash Value is generally not taxable to you unless you receive or are deemed to receive amounts from the Policy before the Insured dies. If you surrender your Policy, the Cash Value (less any Annual Records Maintenance Charge paid upon surrender) will be includable in your income to the extent the amount received exceeds the "investment in the policy." The "investment in the policy" generally is the total Premiums and other consideration paid for the Policy, less the aggregate amount received under the Policy previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the Policy constitute income depends, in part, upon whether the Policy is considered a "modified endowment contract" ("MEC") for federal income tax purposes.

POLICIES WHICH ARE MECS

     CHARACTERIZATION OF A POLICY AS A MEC. In general, this Policy will constitute a MEC unless (1) it was received in exchange for another life insurance policy which was not a MEC, (2) no Premiums or other consideration (other than the exchanged policy) are paid into the Policy during the first 7 Policy Years, and (3) there is no withdrawal or reduction in the Death Benefit during the first 7 Policy Years. In addition, even if the Policy initially is not a MEC, it may, in certain circumstances, become a MEC if there is a later increase in benefits or any other "material change" of the Policy within the meaning of the tax law.

     TAX TREATMENT OF WITHDRAWALS, LOANS, ASSIGNMENTS AND PLEDGES UNDER
MECS. Because your Policy is a MEC, withdrawals from your Policy will be treated first as withdrawals of income and then as a recovery of Premiums. Thus, you may realize taxable income upon a withdrawal if the Cash Value exceeds the investment in the Policy. You may also realize taxable income when you take a Policy Loan, because any loan (including unpaid loan interest) under the Policy will be treated as a withdrawal for tax purposes. In addition, if you assign or pledge any portion of the value of your Policy (or agree to assign or pledge any portion), the assigned or pledged portion of your Cash Value will be treated as a withdrawal for tax purposes. Before assigning, pledging, or requesting a loan under a Policy which is a MEC, you should consult a qualified tax adviser.

     PENALTY TAX. Generally, withdrawals (or the amount of any deemed withdrawals) from a MEC are subject to a federal penalty tax equal to ten percent of the portion of the withdrawal that is includable in income, unless the withdrawals are made: (1) after you reach age 59 1/2, (2) because you have become disabled (as defined in the tax law), or (3) as substantially equal periodic payments over your life or life expectancy (or the joint lives or life expectancies of you and your beneficiary, as defined in the tax law). Certain other exceptions to the ten percent federal penalty tax may apply.

     Payments under our systematic withdrawal program possibly may not qualify for the exception from federal penalty tax for "substantially equal periodic payments" which is described above. Accordingly, this Policy may be inappropriate for Owners who expect to take substantially equal periodic payments prior to age 59 1/2. You should consult a qualified tax adviser before entering into a systematic withdrawal plan.

     AGGREGATION OF POLICIES. All life insurance policies which are MECs and which are purchased by the same person from us or any of our affiliates within the same calendar year will be aggregated and treated as one policy for purposes of determining the amount of a withdrawal (including a deemed withdrawal) that is includable in taxable income.

POLICIES WHICH ARE NOT MECS

     TAX TREATMENT OF WITHDRAWALS GENERALLY. If your Policy is not a MEC, the amount of any withdrawal from the Policy will be treated first as a non-taxable recovery of premiums and then as income from the Policy. Thus, only the portion of a withdrawal that exceeds the investment in the Policy immediately before the withdrawal will be includable in taxable income.

     TAX TREATMENT OF LOANS. If your Policy is not a MEC, a loan received under the Policy generally will be treated as indebtedness for tax purposes, rather than a withdrawal of Cash Value. As a result, you will not realize taxable income on any part of the loan as long as the Policy remains in force. If you surrender your Policy, however, any outstanding loan balance will be treated as an amount received by you as part of the Surrender Value. Accordingly, you may be subject to taxation on the loan amount at that time. Moreover, if any portion of your Policy Loan is a preferred loan, a portion of your Policy Loan may be includable in your taxable income.

Generally, you may not deduct interest paid on loans under the Policy, even if you use the loan proceeds in your trade or business.

SURVIVORSHIP POLICIES

     Although we believe that the Policy, when issued as a Survivorship Policy, meets the definition of life insurance policy under the Tax Code, the Tax Code does not directly address how it applies to Survivorship Policies. In the absence of final regulations or other guidance under the Tax Code regarding this form of Policy, there is necessarily some uncertainty whether a Survivorship Policy will meet the Tax Code's definition of a life insurance policy. If you are considering purchasing a Survivorship Policy, you should consult a qualified tax adviser.

     If the Owner is the last surviving Insured, the Death Benefit proceeds will generally be includable in the Owner's estate on his or her death for purposes of the federal estate tax. If the Owner dies and was not the last surviving Insured, the fair market value of the Policy may be included in the Owner's estate. In general, the Death Benefit proceeds are not included in the last surviving Insured's estate if he or she neither retained incidents of ownership at death nor had given up ownership within three years before death.

TREATMENT OF MATURITY BENEFITS AND EXTENSION OF MATURITY DATE

     If your Policy does not have an Extended Maturity Rider, at the Maturity Date, we pay the Net Surrender Value to You. Generally, the excess of the Cash Value (less any applicable Records Maintenance Charge) over your investment in the Policy will be includable in your taxable income at that time. If your Policy has an Extended Maturity Rider, we believe the Policy will continue to qualify as life insurance under the Tax Code. However, there is some uncertainty regarding this treatment. It is possible, therefore, that you would be viewed as constructively receiving the Surrender Value in the year in which the Insured attains age 100 and would realize taxable income at that time, even if the Policy proceeds were not distributed at that time.

ACTIONS TO ENSURE COMPLIANCE WITH THE TAX LAW


     We believe that the maximum amount of Premiums we intend to permit for the Policies will comply with the Tax Code definition of a life insurance policy. We will monitor the amount of your Premiums, and, if your total Premiums during a Policy Year exceed those permitted by the Tax Code, we will refund the excess Premiums no later than 60 days after the end of the Policy Year and will pay interest and other earnings (which will be includable in taxable income) as required by law on the amount refunded. We reserve the right to increase the Death Benefit (which may result in larger charges under a Policy) or to take any other action deemed necessary to ensure the compliance of the Policy with the federal tax definition of a life insurance contract.


FEDERAL INCOME TAX WITHHOLDING

     We will withhold and remit to the federal government a part of the taxable portion of withdrawals made under a Policy, unless the Owner notifies us in writing at or before the time of the withdrawal that he or she chooses not to have withholding. As Owner, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received under the Policy, whether or not you choose withholding. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

TAX ADVICE

     This summary is not a complete discussion of the tax treatment of the Policy. You should seek tax advice from an attorney who specializes in tax issues.

                             DESCRIPTION OF KILICO
                            AND THE SEPARATE ACCOUNT

KILICO

     KILICO, 1 Kemper Drive, Long Grove, Illinois 60049, was organized in 1947 and is a stock life insurance company organized under the laws of the State of Illinois. KILICO is a wholly-owned subsidiary of Kemper Corporation, a nonoperating holding company. Kemper Corporation is a majority-owned (76.4%) subsidiary of Zurich Holding Company of America ("ZHCA"), which is a wholly-owned subsidiary of Zurich Insurance Company ("Zurich"). Zurich is a wholly-owned subsidiary of Zurich Financial Services ("ZFS"). ZFS was formed in the September 1998 merger of the Zurich Group with the financial services business of B.A.T. Industries. ZFS is owned by Zurich Allied A.G. and Allied Zurich P.L.C., fifty-seven percent and forty-three percent, respectively. KILICO offers life insurance and annuity products and is admitted to do business in the District of Columbia and all states except New York.


     KILICO also acts as a sponsor for KILICO Variable Annuity Separate Account, KILICO Variable Separate Account--2 and Kemper Investors Life Insurance Company Variable Annuity Account C. The officers and employees of KILICO are covered by a fidelity bond in the amount of $20 million.


OFFICERS AND DIRECTORS OF KILICO

     Our directors and officers are listed below, together with information as to their dates of election and principal business occupations during the past five or more years (if other than their present occupation). Where no dates are given, the person has held that position for at least the past five years.


            NAME AND AGE
        POSITION WITH KILICO
          YEAR OF ELECTION                OTHER BUSINESS EXPERIENCE DURING PAST 5 YEARS OR MORE
        --------------------              -----------------------------------------------------
Gale K. Caruso (41)                    President and Chief Executive Officer of Federal Kemper Life
President and Chief Executive Officer  Assurance Company (FKLA), Fidelity Life Association (FLA),
since June 1999. Director since July   Zurich Life Insurance Company of America (ZLICA) and Zurich
1999.                                  Direct, Incorporated (ZD) since June 1999. Director of FKLA,
                                       FLA and ZLICA since July 1999. Chairman, President and Chief
                                       Executive Officer of Scudder Canada Investor Services, Ltd.
                                       from 1995 to June 1999. Managing Director of Scudder Kemper
                                       Investments, Inc. from July 1986 to June 1999.
John B. Scott (55)                     Chairman of the Board of FKLA, FLA, ZLICA and ZD since June
Chairman of the Board since June       1999. Chief Executive Officer, President and Director of
1999. Director since 1992.             FKLA and FLA from 1988 to June 1999. Chief Executive
                                       Officer, President and Director of ZLICA and ZD from March
                                       1996 to June 1999. Chairman of the Board and Director of
                                       Investors Brokerage Services, Inc. (IBS) and Investors
                                       Brokerage Services Insurance Agency, Inc. (IBSIA) since
                                       1993. Chairman of the Board of FKLA and FLA from April 1988 to January 1996. Chairman of the Board of KILICO from
                                       February 1992 to January 1996. Executive Vice President and
                                       Director of Kemper Corporation (Kemper) since January 1994 and March 1996, respectively. Executive Vice President of
                                       Kemper Financial Companies, Inc. from January 1994 to
                                       January 1996 and Director from 1992 to January 1996.

Eliane C. Frye (51)                    Executive Vice President of FKLA and FLA since 1995.
Executive Vice President since 1995.   Executive Vice President of ZLICA and ZD since March 1996.
Director since May 1998.               Director of FLA since December 1997. Director of FKLA and
                                       ZLICA since May 1998. Director of ZD from March 1996 to
                                       March 1997. Director of IBS and IBSIA since 1995. Senior
                                       Vice President of KILICO, FKLA and FLA from 1993 to 1995.
                                       Vice President of FKLA and FLA from 1988 to 1993.

Frederick L. Blackmon (47)             Senior Vice President and Chief Financial Officer of FKLA
Senior Vice President and Chief        since December 1995. Senior Vice President and Chief
Financial Officer since December       Financial Officer of FLA since January 1996. Senior Vice
1995.                                  President and Chief Financial Officer of ZLICA since March
                                       1996. Senior Vice President and Chief Financial Officer of
                                       ZD since March 1996. Director of FLA since May 1998.
                                       Director of ZD from March 1996 to March 1997. Treasurer and
                                       Chief Financial Officer of Kemper since January 1996. Chief
                                       Financial Officer of Alexander Hamilton Life Insurance
                                       Company from April 1989 to November 1995.

Russell M. Bostick (42)                Senior Vice President and Chief Information Officer of FKLA,
Senior Vice President and Chief        FLA, ZLICA and ZD since March 1999. Vice President and Chief
Information Officer since March 1999.  Information Officer of FKLA, FLA, KILICO, ZLICA and ZD from
                                       April 1998 to March 1999. Chief Technology Officer of
                                       Corporate Software and Technology from June 1997 to April
                                       1998. Vice President of CNA Insurance Companies from January
                                       1995 to June 1997. Assistant Vice President of CNA Insurance
                                       Companies from February 1994 to January 1995.

            NAME AND AGE
        POSITION WITH KILICO
          YEAR OF ELECTION                OTHER BUSINESS EXPERIENCE DURING PAST 5 YEARS OR MORE
        --------------------              -----------------------------------------------------
James C. Harkensee (41)                Senior Vice President of FKLA and FLA since January 1996.
Senior Vice President since January    Senior Vice President of ZLICA since 1995. Senior Vice
1996.                                  President of ZD since 1995. Director of ZD from April 1993 to March 1997 and since March 1998. Vice President of ZLICA from 1992 to 1995. Chief Actuary of ZLICA from 1991 to 1994.
                                       Assistant Vice President of ZLICA from 1990 to 1992. Vice
                                       President of ZD from 1994 to 1995.

James E. Hohmann (43)                  Senior Vice President of FKLA since December 1995. Chief
Senior Vice President since December   Actuary of FKLA and KILICO from December 1995 to January
1995. Director since May 1998.         1999. Senior Vice President of FLA since January 1996. Chief
                                       Actuary of FLA from January 1996 to January 1999. Senior
                                       Vice President of ZLICA and ZD since March 1996. Chief
                                       Actuary of ZLICA and ZD from March 1996 to January 1999.
                                       Director of FLA since June 1997. Director of FKLA and ZLICA since May 1998. Director of ZD from March 1996 to March
                                       1997. Managing Principal (Partner) of Tillinghast-Towers
                                       Perrin from January 1991 to December 1995.
                                       Consultant/Principal (Partner) of Tillinghast-Towers Perrin
                                       from November 1986 to January 1991.

Edward K. Loughridge (44)              Senior Vice President and Corporate Development Officer of
Senior Vice President and Corporate    FKLA and FLA since January 1996. Senior Vice President and
Development Officer since January      Corporate Development Officer for ZLICA and ZD since March
1996.                                  1996. Senior Vice President of Human Resources of
                                       Zurich-American Insurance Group from February 1992 to March
                                       1996.

Debra P. Rezabek (43)                  Senior Vice President of FKLA and FLA since March 1996.
Senior Vice President since 1996.      Corporate Secretary of FKLA and FLA since January 1996.
General Counsel since 1992. Corporate  Director of FLA since May 1998. Vice President of KILICO,
Secretary since January 1996.          FKLA and FLA since 1995. General Counsel and Director of
                                       Government Affairs of FKLA and FLA since 1992 and of KILICO since 1993. Senior Vice President, General Counsel and
                                       Corporate Secretary of ZLICA since March 1996. Senior Vice
                                       President, General Counsel and Corporate Secretary of ZD
                                       since March 1996. Director of ZD from March 1996 to March
                                       1997. Secretary of IBS and IBSIA since 1993. Director of IBS and IBSIA from 1993 to 1996. Assistant General Counsel of
                                       FKLA and FLA from 1988 to 1992. General Counsel and
                                       Assistant Secretary of KILICO, FKLA and FLA from 1992 to
                                       1996. Assistant Secretary of Kemper since January 1996.

Edward L. Robbins (59)                 Senior Vice President and Chief Actuary of FKLA, FLA, ZLICA
Senior Vice President and Chief        and ZD since March 1999. Principal of KPMG Peat Marwick LLP
Actuary since March 1999.              from May 1984 to January 1999.

Kenneth M. Sapp (53)                   Senior Vice President of FKLA, FLA and ZLICA since January
Senior Vice President since January    1998. Director of IBS since May 1998. Director of IBSIA
1998.                                  since September 1998. Vice President--Aetna Life Brokerage of Aetna Life & Annuity Company from February 1992 to
                                       January 1998.

George Vlaisavljevich (56)             Senior Vice President of FKLA, FLA and ZLICA since October
Senior Vice President since October    1996. Senior Vice President of ZD since March 1997. Director
1996.                                  of IBS and IBSIA since October 1996. Executive Vice
                                       President of The Copeland Companies from April 1983 to
                                       September 1996.

            NAME AND AGE
        POSITION WITH KILICO
          YEAR OF ELECTION                OTHER BUSINESS EXPERIENCE DURING PAST 5 YEARS OR MORE
        --------------------              -----------------------------------------------------
William H. Bolinder (56)               Chairman of the Board of FKLA, FLA and KILICO from January
Director since January 1996.           1996 to June 1999. Director of FKLA and FLA since January
                                       1996. Chairman of the Board of ZLICA and ZD from March 1995 to June 1999. Director of ZLICA and ZD since March 1995.
                                       Chairman of the Board and Director of Kemper since January
                                       1996. Director of SKI since January 1996. Vice Chairman of
                                       SKI from January 1996 to 1998. Member of the Group Executive
                                       Board of Zurich Financial Services Group since 1998. Member of the Corporate Executive Board of Zurich Insurance Group
                                       from October 1994 to 1998. Chairman of Zurich American
                                       Insurance Company since 1998. Chairman of the Board of
                                       American Guarantee and Liability Insurance Company, Zurich
                                       American Insurance Company of Illinois, American Zurich
                                       Insurance Company and Steadfast Insurance Company since
                                       1995. Chief Executive Officer of American Guarantee and
                                       Liability Insurance Company, Zurich American Insurance
                                       Company of Illinois and American Zurich Insurance Company
                                       from 1986 to June 1995. President of Zurich Holding Company of America since 1986. Manager of Zurich Insurance Company,
                                       U.S. Branch from 1986 to 1998. Underwriter for Zurich
                                       American Lloyds since 1986.

David A. Bowers (52)                   Director of FKLA and ZLICA since May 1997. Director of FLA
Director since May 1997.               since June 1997. Executive Vice President, Corporate
                                       Secretary and General Counsel of Zurich U.S. since August
                                       1985. Vice President, General Counsel and Secretary of
                                       Kemper since January 1996.

Gunther Gose (54)                      Director of FKLA, FLA and ZLICA since November 1998. Chief
Director since November 1998.          Financial Officer and Member of the Group Executive Board of
                                       Zurich Financial Services since October 1998. Member of the
                                       Corporate Executive Board of Zurich Insurance Group from
                                       April 1990 to October 1998.


     The business address of each of the foregoing officers and directors is 1 Kemper Drive, Long Grove, Illinois 60049.

SEPARATE ACCOUNT

     KILICO Variable Separate Account was established on January 22, 1987, as a separate investment account under the laws of Illinois. The Separate Account receives and invests Premiums under the Policy. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise the management, investment practices or policies of the Separate Account or KILICO.

     Benefits provided under the Policies are our obligations. Although the assets in the Separate Account are our property, they are held separately from our other assets and are not chargeable with liabilities arising out of any other business we may conduct. Income, capital gains and capital losses, whether or not realized, from the assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to the income, capital gains and capital losses arising out of any other business we may conduct.


     Twenty-nine Subaccounts of the Separate Account are currently available. Each Subaccount invests exclusively in shares of one of the corresponding Portfolios. We may add or delete Subaccounts in the future.


     The Separate Account purchases and redeems shares from the Portfolios at net asset value. We redeem shares of the Portfolios as necessary to provide benefits, to deduct Policy charges and to transfer assets from one Subaccount to another as requested by Policy owners. All dividends and capital gains distributions received by the Separate Account from a Portfolio are reinvested in that Portfolio at net asset value and retained as assets of the corresponding Subaccount.

SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS

     We hold the assets of the Separate Account. We keep those assets physically segregated and held separate and apart from our General Account assets. We maintain records of all purchases and redemptions of shares of the Portfolios.

STATE REGULATION OF KILICO


     We are subject to the laws of Illinois and regulated by the Illinois Department of Insurance. Every year we file an annual statement with the Department of Insurance covering our operations for the previous year and our financial condition as of the end of the year. We are inspected periodically by the Department of Insurance to verify our Policy liabilities and reserves. Our books and records are subject to review by the Department of Insurance at all times. We are also subject to regulation under the insurance laws of every jurisdiction in which we operate.


                               YEAR 2000 MATTERS

     Many existing computer programs were originally designed without considering the impact of the year 2000 and currently use only two digits to identify the year in the date field. This issue affects nearly all companies and organizations and could cause computer applications and systems to fail or create erroneous results for any transaction with a date of January 1, 2000, or later.

     Many companies must undertake major projects to address the year 2000 issue. Each company's costs and uncertainties will depend on a number of factors, including its software and hardware, and the nature of the industry. Companies must also coordinate with other entities with which they electronically interact, including suppliers, customers, creditors and other financial services institutions.

     If a company does not successfully address its year 2000 issues, it could face material adverse consequences in the form of lawsuits against the company, lost business, erroneous results and substantial operating problems after January 1, 2000.

     We have taken substantial steps over the last several years to ensure that our systems will be compliant for the year 2000. Such steps have included the replacement of older systems with new systems which are already compliant. In 1996, we replaced our investment accounting system, and, in 1997, we replaced our general ledger and accounts payable system. We have also ensured that new systems developed to support new product introductions in 1997, 1998 and beyond are already year 2000 compliant. Data processing expenses related solely to bringing our systems in compliance with the year 2000 amounted to $1.3 million in 1998. We anticipate that it will cost an additional $662,000 to bring all remaining systems into compliance.


     Our policy administration systems have been completely renovated to be year 2000 compliant, have been tested and have been placed back into production as of June 30, 1999. All of our ancillary systems confirmed to be year 2000 compliant were in production at June 30, 1999. Testing procedures have confirmed the performance, functionality, and integration of converted or replaced platforms, applications, databases, utilities, and interfaces in an operational environment. Our testing and verification for year 2000 compliance has encompassed the following:


          - mainframe computing systems;

          - mainframe hardware and systems software;

          - PC/LAN computing systems;

          - PC/LAN hardware and systems software;

          - end-user computing systems;

          - interfaces to and from third parties; and

          - other miscellaneous electronic non-information systems.

     We have also taken steps requiring all other entities with which we electronically interact, including suppliers and other financial services institutions, to attest to us in writing that their systems are year 2000 compliant.

     If we do not successfully address our year 2000 issues, we could face material adverse consequences from lawsuits, lost business, erroneous results and substantial operating problems after January 1, 2000. Although we fully expect to be year 2000 compliant by the close of 1999, we are currently developing contingency plans to handle the most reasonably likely worst case scenarios. These contingency plans are scheduled for completion in the third quarter of 1999.

                            DISTRIBUTION OF POLICIES

     Investors Brokerage Services, Inc. ("IBS") serves as distributor of the Policies. IBS is located at 1 Kemper Drive, Long Grove, Illinois 60010. IBS is our wholly-owned subsidiary. It is registered as a broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act"), and is a member of the National Association of Securities Dealers, Inc.

     The Policies described in this Prospectus are sold by registered representatives of broker-dealers or bank employees who are licensed insurance agents appointed by the Company, either individually or through an incorporated insurance agency. IBS enters into selling agreements with the unaffiliated broker-dealers and banks whose personnel participate in the offer and sale of the Policies. In some states, the Policies may be sold by representatives or employees of banks which may be acting as broker-dealers without separate registration under the 1934 Act, pursuant to legal and regulatory exceptions.

     The maximum sales compensation payable by the Company is not more than the equivalent of 7.5% percent of each Premium. Trail Commissions of up to 1.0% of Cash Value may also be paid where a lower commission rate applies to Premiums. In addition, we may pay or permit other promotional incentives, in cash, or credit or other compensation. We also may pay asset-based expense allowances and service fees.

     The distribution agreement with IBS provides for indemnification of IBS by KILICO and the Separate Account for liability arising out of allegedly untrue statements in, or omissions of material fact from, the prospectus or the Registration Statement. IBS agrees to indemnify KILICO and the Separate Account against claims arising from the conduct of IBS or unaffiliated broker-dealers that sell Policies.

     The name and position of each officer and director of IBS as of May 1, 1999, are as follows:


John B. Scott...............................................   Chairman and Director
Michael E. Scherrman........................................   President and Director
Otis R. Heldman, Jr.........................................   Vice President
Michael A. Kelly............................................   Vice President
David S. Jorgensen..........................................   Vice President and Treasurer
Debra P. Rezabek............................................   Secretary
Frank J. Julian.............................................   Assistant Secretary
Kenneth M. Sapp.............................................   Director
Eliane C. Frye..............................................   Director
George Vlaisavljevich.......................................   Director


                               LEGAL PROCEEDINGS

     There are no pending legal proceedings affecting the Separate Account. KILICO is engaged in routine law suits which, in our management's judgment, are not of material importance to its total assets or material with respect to the Separate Account.

                                 LEGAL MATTERS

     All matters of Illinois law pertaining to the Policy, including the validity of the Policy and our right to issue the Policy under Illinois law, have been passed upon by Frank Julian, Esq., our Associate General Counsel. The law firm of Jorden Burt Boros Cicchetti Berenson & Johnson, 1025 Thomas Jefferson St., Suite 400, East Lobby, Washington, D.C. 20007-5201, serve as special counsel to KILICO with regard to the federal securities laws.

                             REGISTRATION STATEMENT

     We have filed a registration statement with the SEC, Washington, D.C., under the Securities Act of 1933 as amended, with respect to the Policies offered by this Prospectus. This Prospectus does not contain all the information set forth in the registration statement and the exhibits filed as part of the registration statement. You should refer to the registration statement and the exhibits for further information concerning the Separate Account, KILICO, and the Policies. The descriptions in this Prospectus of the Policies and other legal instruments are summaries. You should refer to those instruments as filed for their precise terms.

                                    EXPERTS

     The consolidated balance sheets of KILICO as of December 31, 1998 and 1997 and the related consolidated statements of operations, comprehensive income, stockholder's equity, and cash flows for the years ended December 31, 1998 and 1997 have been included herein and in the registration statement in reliance upon the report of PricewaterhouseCoopers LLP, independent public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The consolidated statements of operations, comprehensive income, stockholder's equity, and cash flows of KILICO and subsidiaries for the period from January 4, 1996 to December 31, 1996 and the financial statement schedules as of December 31, 1996 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


     The statements of assets and liabilities and policy owners' equity of the Separate Account as of December 31, 1998 and the related statements of operations for the year then ended and the statements of changes in policy owners' equity for the year then ended and for the periods presented has been included herein in reliance upon the report of PricewaterhouseCoopers LLP, independent public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


     Actuarial matters included in this prospectus have been examined by Steven
D. Powell, FSA, as stated in the opinion filed as an exhibit to the Registration Statement.

                              FINANCIAL STATEMENTS


     The included financial statements of the Separate Account do not reflect any assets attributable to the Policy, because we did not sell the Policy during the period covered by those financial statements. Instead, those financial statements solely reflect assets and operations attributable to sales of other variable life insurance contracts issued by the Separate Account. Certain Subaccounts covered by the financial statements are not available under the Policies. In addition, those financial statements do not cover certain Subaccounts of the Separate Account, because those Subaccounts were not created until after the end of the periods covered. The included financial statements for KILICO only bear on our ability to meet our obligations under the Policy. They do not relate to the investment performance of the assets held in the Separate Account.


                             CHANGE OF ACCOUNTANTS


     On September 12, 1997, KILICO appointed PricewaterhouseCoopers LLP ("PricewaterhouseCoopers"), formerly Coopers & Lybrand, LLP, as independent public accountants for the year ended December 31, 1997 to replace KPMG LLP effective with such appointment. Our Board of Directors approved their selection as the new independent accountants. Management had not consulted with PricewaterhouseCoopers on any accounting, auditing or reporting matter, prior to that time.


     During the fiscal year ended December 31, 1996, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure or any reportable events. KPMG LLP's report on the financial statements for 1996 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

     There were no disagreements with PricewaterhouseCoopers on accounting or financial disclosures for the years ended December 31, 1998 or 1997.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors of
Kemper Investors Life Insurance Company and
Contract Owners of KILICO Variable Separate Account:

     In our opinion, the accompanying statement of assets and liabilities and contract owners' equity and the related statement of operations and changes in owner's equity present fairly, in all material respects, the financial position of the subaccounts of KILICO Variable Separate Account, which includes the Money Market Subaccount, Total Return Subaccount, High Yield Subaccount, Growth Subaccount, Government Securities Subaccount, International Subaccount, Small Cap Growth Subaccount (investment options within the Investors Fund Series), Janus Small Cap Growth Subaccount, Neuberger & Berman Mid-Cap Growth Subaccount, Jancap Growth Subaccount, Lord Abbett Growth & Income Subaccount, T. Rowe Price International Equity Subaccount, T. Rowe Price Asset Allocation Subaccount, PIMCO Limited Maturity Bond Subaccount, PIMCO Total Return Subaccount, INVESCO Equity Income Subaccount (investment options within the American Skandia Trust), Growth Opportunities Subaccount, Index 500 Subaccount, Equity Income Subaccount, Contrafund Subaccount, High Income Subaccount (investment options within the Fidelity VIP Funds), International Subaccount, Growth & Income Subaccount (investment options within the Scudder Variable Life Investment Fund), thereof, at December 31, 1998, and the changes in their equity for the year then ended and for each of the period presented, except for the Growth Opportunities Subaccount, Index 500 Subaccount, Equity Income Subaccount, Contrafund Subaccount, High Income Subaccount, International Subaccount, Growth & Income Subaccount as to which the period is June 15, 1998 (commencement of operations) to December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Kemper Investors Life Insurance Company's management, our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included direct confirmation of investments owned at December 31, 1998 by correspondence with transfer agents, provides a reasonable basis for the opinion expressed above.

                                       PricewaterhouseCoopers LLP

Chicago, Illinois
February 19, 1999

                      (This page intentionally left blank)

KILICO VARIABLE SEPARATE ACCOUNT

STATEMENTS OF ASSETS AND LIABILITIES AND POLICY OWNERS' EQUITY

DECEMBER 31, 1998
(IN THOUSANDS)

                                                                        INVESTORS FUND SERIES
                                    ---------------------------------------------------------------------------------------------
                                      MONEY                                               GOVERNMENT                   SMALL CAP
                                      MARKET     TOTAL RETURN   HIGH YIELD     GROWTH     SECURITIES   INTERNATIONAL     GROWTH
                                    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
                                    ----------   ------------   ----------   ----------   ----------   -------------   ----------
ASSETS
  Investments in underlying
    portfolio funds, at current
    value.........................     $981         3,681         1,333        3,472        4,396           176          1,082
  Dividends and other
    receivables...................        3            --            --            1           --            --             --
                                       ----         -----         -----        -----        -----           ---          -----
        Total assets..............      984         3,681         1,333        3,473        4,396           176          1,082
LIABILITIES AND POLICY OWNERS'
  EQUITY
  Liabilities:
    Mortality and expense risk
      charges.....................        1             2             1            2            3            --             --
    Other.........................       17            --            --           --           --            --             --
                                       ----         -----         -----        -----        -----           ---          -----
        Total liabilities.........       18             2             1            2            3            --             --
                                       ----         -----         -----        -----        -----           ---          -----
  Policy owners' equity...........     $966         3,679         1,332        3,471        4,393           176          1,082
                                       ====         =====         =====        =====        =====           ===          =====
ANALYSIS OF POLICY OWNERS' EQUITY
  Excess of proceeds from units
    sold over payments for units
    redeemed......................     $348           948           318        1,346        1,878           170            920
  Accumulated net investment
    income........................      618         1,698           903        1,406        1,867             3             57
  Accumulated net realized gain on
    sales of investments..........       --           816            66          319          578            --             12
  Unrealized appreciation of
    investments...................       --           217            45          400           70             3             93
                                       ----         -----         -----        -----        -----           ---          -----
  Policy owners' equity...........     $966         3,679         1,332        3,471        4,393           176          1,082
                                       ====         =====         =====        =====        =====           ===          =====

See accompanying notes to financial statements.

                                                 AMERICAN SKANDIA TRUST
    ----------------------------------------------------------------------------------------------------------------
                                                         LORD ABBETT   T. ROWE PRICE   T. ROWE PRICE   PIMCO LIMITED
         JANUS         NEUBERGER & BERMAN     JANCAP      GROWTH &     INTERNATIONAL       ASSET         MATURITY
    SMALL CAP GROWTH     MID-CAP GROWTH       GROWTH       INCOME         EQUITY        ALLOCATION         BOND
       SUBACCOUNT          SUBACCOUNT       SUBACCOUNT   SUBACCOUNT     SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
    ----------------   ------------------   ----------   -----------   -------------   -------------   -------------
          426                 725             2,653          632            333             247             23
           --                   1                 2            1             --              --             --
          ---                 ---             -----          ---            ---             ---              --
          426                 726             2,655          633            333             247             23
           --                  --                 2           --             --              --             --
           --                  --                --           --             --              --             --
          ---                 ---             -----          ---            ---             ---              --
           --                  --                 2           --             --              --             --
          ---                 ---             -----          ---            ---             ---              --
          426                 726             2,653          633            333             247             23
          ===                 ===             =====          ===            ===             ===              ==
          398                 625             1,851          584            312             222             22
            6                  35                26            8              1               1              1
            5                   7                38            4              2               3             --
           17                  59               738           37             18              21             --
          ---                 ---             -----          ---            ---             ---              --
          426                 726             2,653          633            333             247             23
          ===                 ===             =====          ===            ===             ===              ==

       AMERICAN SKANDIA TRUST
     ---------------------------

     PIMCO TOTAL      INVESCO
       RETURN      EQUITY INCOME
     SUBACCOUNT     SUBACCOUNT
     -----------   -------------
         68             398
         --               1
         --             ---
         68             399
         --              --
         --              --
         --             ---
         --              --
         --             ---
         68             399
         ==             ===
         65             369
          2               5
         --               3
          1              22
         --             ---
         68             399
         ==             ===

KILICO VARIABLE SEPARATE ACCOUNT

DECEMBER 31, 1998
(IN THOUSANDS)

                                                                                                         SCUDDER VARIABLE LIFE
                                                         FIDELITY VIP FUNDS                                 INVESTMENT FUNDS
                                 -------------------------------------------------------------------   --------------------------
                                    GROWTH          INDEX         EQUITY      CONTRA-        HIGH                       GROWTH &
                                 OPPORTUNITIES       500          INCOME        FUND        INCOME     INTERNATIONAL     INCOME
                                  SUBACCOUNT      SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
                                 -------------    ----------    ----------   ----------   ----------   -------------   ----------
ASSETS
  Investments in underlying
    portfolio funds, at current
    value......................       $51             81            19           80            2             8              6
  Dividends and other
    receivables................        --             --            --           --           --            --             --
                                      ---             --            --           --           --            --             --
        Total assets...........        51             81            19           80            2             8              6
                                      ---             --            --           --           --            --             --
LIABILITIES AND POLICY OWNERS'
  EQUITY
  Liabilities:
    Mortality and expense risk
      charges..................        --             --            --           --           --            --             --
    Other......................        --             --            --           --           --            --             --
                                      ---             --            --           --           --            --             --
        Total liabilities......        --             --            --           --           --            --             --
                                      ---             --            --           --           --            --             --
  Policy owners' equity........       $51             81            19           80            2             8              6
                                      ===             ==            ==           ==           ==            ==             ==
ANALYSIS OF POLICY OWNERS'
  EQUITY
  Excess of proceeds from units
    sold over payments for
    units redeemed.............       $47             76            19           71            2             8              6
  Accumulated net investment
    income.....................        --             --            --           --           --            --             --
  Accumulated net realized gain
    on sales of investments....        --             --            --           --           --            --             --
  Unrealized appreciation of
    investments................         4              5            --            9           --            --             --
                                      ---             --            --           --           --            --             --
  Policy owners' equity........       $51             81            19           80            2             8              6
                                      ===             ==            ==           ==           ==            ==             ==

See accompanying notes to financial statements.

KILICO VARIABLE SEPARATE ACCOUNT

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 1998
(IN THOUSANDS)

                                                                         INVESTORS FUND SERIES
                                      -------------------------------------------------------------------------------------------
                                        MONEY        TOTAL         HIGH                   GOVERNMENT                   SMALL CAP
                                        MARKET       RETURN       YIELD        GROWTH     SECURITIES   INTERNATIONAL     GROWTH
                                      SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
                                      ----------   ----------   ----------   ----------   ----------   -------------   ----------
Dividends and capital gains
  distributions.....................     $72           505          84           458          273            4             59
Mortality and expense risk
  charges...........................       6            16          13            27           41            1              4
                                         ---          ----         ---          ----         ----            --           ---
  Net investment income.............      66           489          71           431          232            3             55
                                         ---          ----         ---          ----         ----            --           ---
Net realized and unrealized gain
  (loss) on investments:
  Net realized gain (loss) on sales
    of investments..................      --           (67)        (42)         (288)         284           --             12
  Change in unrealized appreciation
    (depreciation) of investments...      --            (1)        (10)          234         (253)           4             75
                                         ---          ----         ---          ----         ----            --           ---
Net realized and unrealized gain
  (loss) on investments.............      --           (68)        (52)          (54)          31            4             87
                                         ---          ----         ---          ----         ----            --           ---
Net increase in policy owners'
  equity resulting from
  operations........................     $66           421          19           377          263            7            142
                                         ===          ====         ===          ====         ====            ==           ===

See accompanying notes to financial statements.

KILICO VARIABLE SEPARATE ACCOUNT

FOR THE YEAR ENDED DECEMBER 31, 1998
(IN THOUSANDS)

                                                                     AMERICAN SKANDIA TRUST
                                -------------------------------------------------------------------------------------------------
                                   JANUS        NEUBERGER & BERMAN                  LORD ABBETT    T. ROWE PRICE    T. ROWE PRICE
                                 SMALL CAP           MID-CAP            JANCAP       GROWTH &      INTERNATIONAL        ASSET
                                   GROWTH             GROWTH            GROWTH        INCOME          EQUITY         ALLOCATION
                                 SUBACCOUNT         SUBACCOUNT        SUBACCOUNT    SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                                 ----------     ------------------    ----------    -----------    -------------    -------------
Dividends and capital gains
  distributions................     $ 8                 39                37            10               4                2
Mortality and expense risk
  charges......................       2                  3                11             2               2                1
                                    ---                 --               ---            --              --               --
  Net investment income........       6                 36                26             8               2                1
                                    ---                 --               ---            --              --               --
Net realized and unrealized
  gain on
  investments:
  Net realized gain on sales of
    investments................       5                  7                38             4               2                3
  Change in unrealized
    appreciation
    of investments.............      13                 54               718            34              21               19
                                    ---                 --               ---            --              --               --
Net realized and unrealized
  gain on
  investments..................      18                 66               756            38              23               22
                                    ---                 --               ---            --              --               --
Net increase in policy owners'
  equity
  resulting from operations....     $24                 97               782            46              25               23
                                    ===                 ==               ===            ==              ==               ==

(a) For the period June 15, 1998 (commencement of operations) to December 31, 1998.

See accompanying notes to financial statements.


                 AMERICAN SKANDIA TRUST                                           FIDELITY VIP FUNDS
      --------------------------------------------   -----------------------------------------------------------------------------
      PIMCO LIMITED
        MATURITY      PIMCO TOTAL   INVESCO EQUITY      GROWTH           INDEX          EQUITY          CONTRA           HIGH
          BOND          RETURN          INCOME       OPPORTUNITIES        500           INCOME           FUND           INCOME
       SUBACCOUNT     SUBACCOUNT      SUBACCOUNT     SUBACCOUNT(A)   SUBACCOUNT(A)   SUBACCOUNT(A)   SUBACCOUNT(A)   SUBACCOUNT(A)
      -------------   -----------   --------------   -------------   -------------   -------------   -------------   -------------
            1              2               7              --              --              --              --              --
           --             --               2              --              --              --              --              --
            --             --             --               --              --              --              --              --
            1              2               5              --              --              --              --              --
            --             --             --               --              --              --              --              --
           --             --               3              --              --              --              --              --
           --              1              20               4               5              --               9              --
            --             --             --               --              --              --              --              --
           --              1              23               4               5              --               9              --
            --             --             --               --              --              --              --              --
            1              3              28               4               5              --               9              --
            ==             ==             ==               ==              ==              ==              ==              ==

          SCUDDER VARIABLE LIFE
            INVESTMENT FUNDS
      -----------------------------

                        GROWTH &
      INTERNATIONAL      INCOME
      SUBACCOUNT(A)   SUBACCOUNT(A)
      -------------   -------------
           --              --
           --              --
            --              --
           --              --
            --              --
           --              --
           --              --
            --              --
           --              --
            --              --
           --              --
            ==              ==

KILICO VARIABLE SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN POLICY OWNERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 1998
(IN THOUSANDS)

                                                                         INVESTORS FUND SERIES
                                      -------------------------------------------------------------------------------------------
                                        MONEY        TOTAL         HIGH                   GOVERNMENT                   SMALL CAP
                                        MARKET       RETURN       YIELD        GROWTH     SECURITIES   INTERNATIONAL     GROWTH
                                      SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
                                      ----------   ----------   ----------   ----------   ----------   -------------   ----------
Operations:
 Net investment income...............   $   66          489          71          431          232             3             55
 Net realized gain (loss) on sales of
   investments.......................       --          (67)        (42)        (288)         284            --             12
 Change in unrealized appreciation
   (depreciation) of investments.....       --           (1)        (10)         234         (253)            4             75
                                        ------       ------       -----        -----        -----           ---          -----
   Net increase in policy owners'
     equity resulting from
     operations......................       66          421          19          377          263             7            142
                                        ------       ------       -----        -----        -----           ---          -----
Account unit transactions:
 Proceeds from units sold............    5,791           63          86          393           32           110            590
 Net transfers (to) from affiliate
   and subaccounts...................   (2,163)         638        (502)         421         (399)           50            318
 Payments for units redeemed.........   (3,694)        (479)       (205)        (461)        (200)          (39)          (192)
                                        ------       ------       -----        -----        -----           ---          -----
   Net increase (decrease) in policy
     owners' equity from account unit
     transactions....................      (66)         222        (621)         353         (567)          121            716
                                        ------       ------       -----        -----        -----           ---          -----
Total increase (decrease) in policy
 owners' equity......................       --          643        (602)         730         (304)          128            858
Policy owners' equity:
 Beginning of period.................      966        3,036       1,934        2,741        4,697            48            224
                                        ------       ------       -----        -----        -----           ---          -----
 End of period.......................   $  966        3,679       1,332        3,471        4,393           176          1,082
                                        ======       ======       =====        =====        =====           ===          =====

See accompanying notes to financial statements.

                                          AMERICAN SKANDIA TRUST
----------------------------------------------------------------------------------------------------------
  JANUS      NEUBERGER & BERMAN                LORD ABBETT   T. ROWE PRICE   T. ROWE PRICE   PIMCO LIMITED
 SMALLCAP         MID-CAP           JANCAP      GROWTH &     INTERNATIONAL       ASSET         MATURITY
  GROWTH           GROWTH           GROWTH       INCOME         EQUITY        ALLOCATION         BOND
SUBACCOUNT       SUBACCOUNT       SUBACCOUNT   SUBACCOUNT     SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
----------   ------------------   ----------   -----------   -------------   -------------   -------------
     6                36               26            8              2               1              1

     5                 7               38            4              2               3             --
    13                54              718           34             21              19             --
   ---              ----            -----         ----            ---             ---             --

    24                97              782           46             25              23              1
   ---              ----            -----         ----            ---             ---             --
   256               404            1,148          373            215             133             11

    95               159              615          247             77              91              7
   (84)             (135)            (419)        (145)           (80)            (58)            (4)
   ---              ----            -----         ----            ---             ---             --
   267               428            1,344          475            212             166             14
   ---              ----            -----         ----            ---             ---             --

   291               525            2,126          521            237             189             15
   135               201              527          112             96              58              8
   ---              ----            -----         ----            ---             ---             --
   426               726            2,653          633            333             247             23
   ===              ====            =====         ====            ===             ===             ==

             AMERICAN SKANDIA TRUST
----------  ------------------------
  JANUS                    INVESCO
 SMALLCAP   PIMCO TOTAL     EQUITY
  GROWTH      RETURN        INCOME
SUBACCOUNT  SUBACCOUNT    SUBACCOUNT
----------  -----------   ----------
     6            2            5
     5           --            3
    13            1           20
   ---          ---          ---
    24            3           28
   ---          ---          ---
   256           36          240
    95           24          139
   (84)         (12)         (80)
   ---          ---          ---
   267           48          299
   ---          ---          ---
   291           51          327
   135           17           72
   ---          ---          ---
   426           68          399
   ===          ===          ===

KILICO VARIABLE SEPARATE ACCOUNT

FOR THE YEAR ENDED DECEMBER 31, 1998
(IN THOUSANDS)

                                                                 FIDELITY VIP FUNDS
                                    -----------------------------------------------------------------------------
                                       GROWTH           INDEX          EQUITY          CONTRA-          HIGH
                                    OPPORTUNITIES        500           INCOME           FUND           INCOME
                                    SUBACCOUNT(A)   SUBACCOUNT(A)   SUBACCOUNT(A)   SUBACCOUNT(A)   SUBACCOUNT(A)
                                    -------------   -------------   -------------   -------------   -------------
Operations:
  Net investment income...........       $--             --              --              --              --
  Net realized gain on sales of
    investments...................        --             --              --              --              --
  Change in unrealized
    appreciation of investments...         4              5              --               9              --
                                         ---             --              --              --               --
    Net increase in policy owners'
      equity resulting from
      operations..................         4              5              --               9              --
                                         ---             --              --              --               --
Account unit transactions:
  Proceeds from units sold........        22             36              11              25              --
  Net transfers from affiliate and
    subaccounts...................        28             45              10              52               2
  Payments for units redeemed.....        (3)            (5)             (2)             (6)             --
                                         ---             --              --              --               --
    Net increase in policy owners'
      equity from account unit
      transactions................        47             76              19              71               2
                                         ---             --              --              --               --
Total increase in policy owners'
  equity..........................        51             81              19              80               2
Policy owners' equity:
  Beginning of period.............        --             --              --              --              --
                                         ---             --              --              --               --
  End of period...................       $51             81              19              80               2
                                         ===             ==              ==              ==               ==

                                        SCUDDER VARIABLE LIFE
                                          INVESTMENT FUNDS
                                    -----------------------------
                                                      GROWTH &
                                    INTERNATIONAL      INCOME
                                    SUBACCOUNT(A)   SUBACCOUNT(A)
                                    -------------   -------------
Operations:
  Net investment income...........       --              --
  Net realized gain on sales of
    investments...................       --              --
  Change in unrealized
    appreciation of investments...       --              --
                                         --              --
    Net increase in policy owners'
      equity resulting from
      operations..................       --              --
                                         --              --
Account unit transactions:
  Proceeds from units sold........        2               4
  Net transfers from affiliate and
    subaccounts...................        7               4
  Payments for units redeemed.....       (1)             (2)
                                         --              --
    Net increase in policy owners'
      equity from account unit
      transactions................        8               6
                                         --              --
Total increase in policy owners'
  equity..........................        8               6
Policy owners' equity:
  Beginning of period.............       --              --
                                         --              --
  End of period...................        8               6
                                         ==              ==

(a) For the period June 15, 1998 (commencement of operations) to December 31,
    1998

See accompanying notes to financial statements.

KILICO VARIABLE SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN POLICY OWNERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 1997
(IN THOUSANDS)

                                                                         INVESTORS FUND SERIES
                                      -------------------------------------------------------------------------------------------
                                        MONEY        TOTAL         HIGH                   GOVERNMENT                   SMALL CAP
                                        MARKET       RETURN       YIELD        GROWTH     SECURITIES   INTERNATIONAL     GROWTH
                                      SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
                                      ----------   ----------   ----------   ----------   ----------   -------------   ----------
Operations:
 Net investment income..............   $    34         390           87          496          283            --              2
 Net realized gain (loss) on sales
   of investments...................        --         426           96          (10)          19            --             --
 Change in unrealized appreciation
   (depreciation) of investments....        --        (281)         (27)         (21)          17            (1)            18
                                       -------       -----        -----        -----        -----           ---           ----
   Net increase (decrease) in policy
     owners' equity resulting from
     operations.....................        34         535          156          465          319            (1)            20
                                       -------       -----        -----        -----        -----           ---           ----
Account unit transactions:
 Proceeds from units sold...........     2,965          27           22           92           32            35            137
 Net transfers (to) from affiliate
   and subaccounts..................    (1,059)       (400)         298          (38)         492            19             93
 Payments for units redeemed........    (2,011)       (217)         (50)        (138)        (131)           (5)           (28)
                                       -------       -----        -----        -----        -----           ---           ----
   Net increase (decrease) in policy
     owners' equity from account
     unit transactions..............      (105)       (590)         270          (84)         393            49            202
                                       -------       -----        -----        -----        -----           ---           ----
Total increase (decrease) in policy
 owners' equity.....................       (71)        (55)         426          381          712            48            222
Policy owners' equity:
 Beginning of period................     1,037       3,091        1,508        2,360        3,985            --              2
                                       -------       -----        -----        -----        -----           ---           ----
 End of period......................   $   966       3,036        1,934        2,741        4,697            48            224
                                       =======       =====        =====        =====        =====           ===           ====

See accompanying notes to financial statements.

KILICO VARIABLE SEPARATE ACCOUNT

FOR THE YEAR ENDED DECEMBER 31, 1997
(IN THOUSANDS)

                                                            AMERICAN SKANDIA TRUST
                          ------------------------------------------------------------------------------------------
                            JANUS      NEUBERGER & BERMAN                LORD ABBETT   T. ROWE PRICE   T. ROWE PRICE
                           SMALLCAP         MID-CAP           JANCAP      GROWTH &     INTERNATIONAL       ASSET
                            GROWTH           GROWTH           GROWTH       INCOME         EQUITY        ALLOCATION
                          SUBACCOUNT       SUBACCOUNT       SUBACCOUNT   SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
                          ----------   ------------------   ----------   -----------   -------------   -------------
Operations:
 Net investment loss....     $ --              (1)              --            --             (1)             --
 Net realized gain on
   sales of
   investments..........       --              --               --            --             --              --
 Change in unrealized
   appreciation
   (depreciation) of
   investments..........        4               5               20             3             (3)              2
                             ----             ---              ---           ---            ---             ---
   Net increase
     (decrease) in
     policy owners'
     equity resulting
     from operations....        4               4               20             3             (4)              2
                             ----             ---              ---           ---            ---             ---
Account unit
 transactions:
 Proceeds from units
   sold.................       89             124              330            58             63              35

 Net transfers from
   affiliate and
   subaccounts..........       63              99              242            61             50              27
 Payments for units
   redeemed.............      (21)            (28)             (69)          (12)           (13)             (6)
                             ----             ---              ---           ---            ---             ---
   Net increase in
     policy owners'
     equity from account
     unit
     transactions.......      131             195              503           107            100              56
                             ----             ---              ---           ---            ---             ---
Total increase in policy
 owners' equity.........      135             199              523           110             96              58
Policy owners' equity:
 Beginning of period....       --               2                4             2             --              --
                             ----             ---              ---           ---            ---             ---
 End of period..........     $135             201              527           112             96              58
                             ====             ===              ===           ===            ===             ===

                                  AMERICAN SKANDIA TRUST
                          ---------------------------------------
                          PIMCO LIMITED     PIMCO       INVESCO
                            MATURITY        TOTAL        EQUITY
                              BOND          RETURN       INCOME
                           SUBACCOUNT     SUBACCOUNT   SUBACCOUNT
                          -------------   ----------   ----------
Operations:
 Net investment loss....       --             --           --
 Net realized gain on
   sales of
   investments..........       --             --           --
 Change in unrealized
   appreciation
   (depreciation) of
   investments..........       --             --            2
                               --             --           --
   Net increase
     (decrease) in
     policy owners'
     equity resulting
     from operations....       --             --            2
                               --             --           --
Account unit
 transactions:
 Proceeds from units
   sold.................        4             11           49
 Net transfers from
   affiliate and
   subaccounts..........        5              8           28
 Payments for units
   redeemed.............       (1)            (2)          (7)
                               --             --           --
   Net increase in
     policy owners'
     equity from account
     unit
     transactions.......        8             17           70
                               --             --           --
Total increase in policy
 owners' equity.........        8             17           72
Policy owners' equity:
 Beginning of period....       --             --           --
                               --             --           --
 End of period..........        8             17           72
                               ==             ==           ==

See accompanying notes to financial statements.

KILICO VARIABLE SEPARATE ACCOUNT
NOTES TO FINANCIAL STATEMENTS

(1) GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

     Kemper Investors Life Insurance Company Variable Separate Account (the "Separate Account") is a unit investment trust registered under the Investment Company Act of 1940, as amended, established by Kemper Investors Life Insurance Company ("KILICO"). KILICO is a wholly-owned subsidiary of Zurich Financial Services ("ZFS"). ZFS was formed with the September 7, 1998 merger of the Zurich Group with the financial services business of B.A.T. Industries. ZFS is owned by Zurich Allied AG and Allied Zurich p.l.c., fifty-seven percent and forty-three percent, respectively. Zurich Allied AG, representing the financial interest of the former Zurich Group, is listed on the Swiss Market Index (SMI) replacing Zurich. Allied Zurich p.l.c., representing the financial interest of the financial services business of B.A.T. Industries, is included in the FTSE-100 Share Index in London.

     The Separate Account is used to fund policies ("Policy") for Select variable universal life policies and Power V flexible premium variable universal life policies. The Separate Account is divided into twenty-three subaccounts. The Select policies have five subaccounts which are available to Policy Owners and each subaccount invests exclusively in the shares of a corresponding portfolio of the Investors Fund Series, an open-end diversified management investment company. The Power V policies have twenty-three subaccounts which are available to Policy Owners and each subaccount invests exclusively in the shares of a corresponding portfolio of the Investors Fund Series, the American Skandia Trust, the Fidelity VIP Funds and the Scudder Variable Life Investment Funds, all of which are open-end diversified management investment companies.

ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities as well as the disclosure of contingent amounts at the date of the financial statements. As a result, actual results reported as income and expenses could differ from the estimates reported in the accompanying financial statements.

SECURITY VALUATION

     The investments are stated at current value which is based on the closing bid price, net asset value, at December 31, 1998.

SECURITY TRANSACTIONS AND INVESTMENT INCOME

     Security transactions are accounted for on the trade date (date when KILICO accepts risks of providing insurance coverage to the insured). Dividends and capital gains distributions are recorded as income on the ex-dividend date. Realized gains and losses from security transactions are reported on a first in, first out (FIFO) cost basis.

ACCOUNT UNIT TRANSACTIONS

     Proceeds from a Policy are automatically allocated to the Money Market subaccount on the trade date for a 15 day period. At the end of this period, the Separate Account value (cash value) may be allocated to other subaccounts as designated by the owner of the Policy.

ACCUMULATION UNIT VALUATION

     On each day the New York Stock Exchange (the "Exchange") is open for trading, the accumulation unit value is determined as of the earlier of 3:00 p.m. (Central time) or the close of the Exchange by dividing the total value of each subaccount's investments and other assets, less liabilities, by the number of accumulation units outstanding in the respective subaccount.

FEDERAL INCOME TAXES

     The operations of the Separate Account are included in the federal income tax return of KILICO. Under existing federal income tax law, investment income and realized capital gains and losses of the Separate Account increase liabilities under the policy and are, therefore, not taxed. Thus the Separate Account may realize net investment income and capital gains and losses without federal income tax consequences.

(2) SUMMARY OF INVESTMENTS

     Investments, at cost, at December 31, 1998, are as follows (in thousands):

                                                              SHARES
                                                              OWNED        COST
                                                              ------      -------
  INVESTORS FUND SERIES:
  Money Market Subaccount...................................    981       $   981
  Total Return Subaccount...................................  1,347         3,464
  High Yield Subaccount.....................................  1,088         1,288
  Growth Subaccount.........................................  1,175         3,072
  Government Securities Subaccount..........................  3,639         4,326
  International Subaccount..................................    103           173
  Small Cap Growth Subaccount...............................    549           989
  AMERICAN SKANDIA TRUST:
  Janus Small Cap Growth Subaccount.........................     24           409
  Neuberger & Berman Mid-Cap Growth Subaccount..............     42           666
  Jancap Growth Subaccount..................................     72         1,915
  Lord Abbett Growth & Income Subaccount....................     29           595
  T. Rowe Price International Equity Subaccount.............     25           315
  T. Rowe Price Asset Allocation Subaccount.................     14           226
  PIMCO Limited Maturity Bond Subaccount....................      2            23
  PIMCO Total Return Subaccount.............................      6            67
  INVESCO Equity Income Subaccount..........................     23           376
  FIDELITY VIP FUNDS:
  Growth Opportunities Subaccount...........................      2            47
  Index 500 Subaccount......................................      1            76
  Equity Income Subaccount..................................      1            19
  Contrafund Subaccount.....................................      3            71
  High Income Subaccount....................................      2             2
  SCUDDER VARIABLE LIFE INVESTMENT FUNDS:
  International Subaccount..................................      1             8
  Growth & Income Subaccount................................      1             6
                                                                          -------
       TOTAL INVESTMENTS AT COST............................              $19,114
                                                                          =======

A description of the underlying investments are summarized below.

INVESTORS FUND SERIES

     MONEY MARKET SUBACCOUNT: This subaccount seeks maximum current income to the extent consistent with stability of principal from a portfolio of high quality money market instruments. The Portfolio seeks to maintain a net asset value of $1.00 per share but there can be no assurance that the Portfolio will be able to do so.

     TOTAL RETURN SUBACCOUNT: This subaccount seeks a high total return, a combination of income and capital appreciation, consistent with reasonable risk.

     HIGH YIELD SUBACCOUNT: This subaccount seeks to provide a high level of current income.

     GROWTH SUBACCOUNT: This subaccount seeks maximum appreciation of capital through diversification of investment securities having potential for capital appreciation.

     GOVERNMENT SECURITIES SUBACCOUNT: This subaccount seeks high current return consistent with preservation of capital.

     INTERNATIONAL SUBACCOUNT: This subaccount seeks a total return, a combination of capital growth and income, principally through an internationally diversified portfolio of equity securities.

     SMALL CAP GROWTH SUBACCOUNT: This subaccount seeks maximum appreciation of investors' capital.

AMERICAN SKANDIA TRUST

     JANUS SMALL CAP GROWTH (FORMERLY FOUNDERS CAPITAL APPRECIATION) SUBACCOUNT:
 This subaccount seeks capital appreciation through investment primarily in common stocks of U.S. companies with market capitalizations of $1.5 billion or less. These stocks normally will be traded in the over-the-counter market.

     NEUBERGER & BERMAN MID-CAP GROWTH (FORMERLY BERGER CAPITAL GROWTH)
SUBACCOUNT:  This subaccount seeks capital appreciation.

     JANCAP GROWTH SUBACCOUNT: This subaccount seeks growth of capital in a manner consistent with preservation of capital by emphasizing investments in common stocks.

     LORD ABBETT GROWTH & INCOME SUBACCOUNT: This subaccount seeks long-term growth of capital and income while attempting to avoid excessive fluctuations in market value by investing in common stocks of seasoned companies which are expected to show above-average growth.

     T. ROWE PRICE INTERNATIONAL EQUITY SUBACCOUNT: This subaccount seeks total return on its assets from long-term growth of capital and income principally through investment primarily in common stocks of established, non-U.S. companies.

     T. ROWE PRICE ASSET ALLOCATION SUBACCOUNT: This subaccount seeks a high level of total return by investing primarily in a diversified group of fixed income and equity securities.

     PIMCO LIMITED MATURITY BOND SUBACCOUNT: This subaccount seeks to maximize total return, consistent with preservation of capital and prudent investment management by investing primarily in fixed income securities of various types.

     PIMCO TOTAL RETURN SUBACCOUNT: This subaccount seeks to maximize total return, consistent with preservation of capital by investing primarily in fixed income securities of various types.

     INVESCO EQUITY INCOME SUBACCOUNT: This subaccount seeks high current income while following sound investment practices, with capital growth potential as an additional but secondary consideration. The subaccount invests primarily in dividend-paying, marketable common stocks of domestic and foreign industrial issuers.

FIDELITY VIP FUNDS

     GROWTH OPPORTUNITIES SUBACCOUNT: This subaccount seeks to provide capital growth.

     INDEX 500 SUBACCOUNT: This subaccount seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500.

     EQUITY-INCOME SUBACCOUNT:  This subaccount seeks reasonable income.

     CONTRAFUND SUBACCOUNT: This subaccount seeks long-term capital appreciation.

     HIGH INCOME SUBACCOUNT: This subaccount seeks a high level of current income while also considering growth of capital.

SCUDDER VARIABLE LIFE INVESTMENT FUNDS

     INTERNATIONAL SUBACCOUNT: This subaccount seeks long-term growth of capital principally from a diversified portfolio of foreign equity securities.

     GROWTH & INCOME SUBACCOUNT: This subaccount seeks long-term growth of capital, current income and growth of income from a portfolio consisting primarily of common stocks and securities convertible into common stocks.

(3) TRANSACTIONS WITH AFFILIATES

     KILICO provides a death benefit payment upon the death of the Policy Owner under the terms of the death benefit option selected by the Policy Owner as further described in the Policy. KILICO assesses a monthly charge to the subaccounts for the cost of providing this insurance protection to the Policy Owner. These cost of insurance charges vary with the issue age, sex and rate class of the Policy Owner, and are allocated among the subaccounts in the proportion of each subaccount to the Separate Account value. Cost of insurance charges totaled $111,539 and $1,454,886 for the Select and Power V variable universal life products, respectively, for the year ended December 31, 1998. Additionally, KILICO assesses a daily charge to the subaccounts for mortality and expense risk assumed by KILICO at an annual rate of .90% of assets.

     Proceeds payable on the surrender of a Policy are reduced by the amount of any applicable contingent deferred sales charge.

     A state and local premium tax charge of 2.5% is deducted from each premium payment under the Power V policy prior to allocation of the net premium. This charge is to reimburse KILICO for the payment of state premium taxes. KILICO expects to pay an average state premium tax rate of approximately 2.5% but the actual premium tax attributable to a Policy may be more or less. Under Section 848 of the Internal Revenue Code (the "Code"), the receipt of premium income by a life insurance company requires the deferral of a portion of the acquisition cost over a maximum of a 120 month period. The effect of Section 848 for KILICO is an acceleration of income recognition over a deferral of the associated deductions for tax purposes; this is referred to as deferred acquisition cost or, the "DAC tax". As compensation for this accelerated liability, a DAC tax charge of 1.00% of each premium dollar is deducted from the premium by KILICO before investment of a policy owner's funds into the Separate Account.

     Policy loans are also provided for under the terms of the Policy. The minimum amount of the loan is $500 and is limited to 90% of the Policy's investment value, less applicable surrender charges. Interest is assessed against a policy loan under the terms of the Policy. Policy loans are carried in KILICO's general account.

     Scudder Kemper Investments, Inc., an affiliated company, is the investment manager of the Investors Fund Series portfolios and the Scudder Variable Life Investment Funds.

     American Skandia Investment Services, Incorporated is the investment manager for the American Skandia Trust and Fidelity Investments is the investment manager for the Fidelity VIP Funds. Neither of these entities are affiliated with KILICO.

     Investors Brokerage Services, Inc., a wholly-owned subsidiary of KILICO, is the principal underwriter for the Separate Account.

(4) NET TRANSFERS (TO) FROM AFFILIATE OR SUBACCOUNTS

     Net transfers (to) from affiliate or subaccounts include transfers of all or part of the Policy Owner's interest to or from another eligible subaccount or to the general account of KILICO.

(5) POLICY OWNERS' EQUITY

     Policy Owners' equity at December 31, 1998, is as follows (in thousands, except unit value; differences are due to rounding):

                                                                NUMBER                POLICY
                                                                  OF        UNIT      OWNERS'
                                                                UNITS      VALUE      EQUITY
                                                                ------     -----      -------
                      POWER V POLICIES
INVESTORS FUND SERIES:
Money Market Subaccount.....................................      578     $  1.098    $  636
Total Return Subaccount.....................................       27        3.811       103
High Yield Subaccount.......................................      106        1.421       151
Growth Subaccount...........................................      121        4.614       557
Government Securities Subaccount............................       15        1.380        21
International Subaccount....................................       95        1.846       176
Small Cap Growth Subaccount.................................      414        2.610     1,082

                                                                NUMBER                POLICY
                                                                  OF        UNIT      OWNERS'
                                                                UNITS      VALUE      EQUITY
                                                                ------     -----      -------
AMERICAN SKANDIA TRUST:
Janus Small Cap Growth Subaccount...........................       24     $ 18.064    $  426
Neuberger & Berman Mid-Cap Growth Subaccount................       37       19.854       726
JanCap Growth Subaccount....................................       67       39.864     2,653
Lord Abbett Growth & Income Subaccount......................       27       23.455       633
T. Rowe Price International Equity Subaccount...............       24       13.673       333
T. Rowe Price Asset Allocation Subaccount...................       14       18.225       247
PIMCO Limited Maturity Bond Subaccount......................        2       12.036        23
PIMCO Total Return Subaccount...............................        5       13.095        68
INVESCO Equity Income Subaccount............................       21       19.165       399
FIDELITY VIP FUNDS:
Growth Opportunities Subaccount.............................        2       22.769        51
Index 500 Subaccount........................................        1      140.563        81
Equity Income Subaccount....................................        1       25.296        19
Contrafund Subaccount.......................................        3       24.321        80
High Income Subaccount......................................        0       11.474         2
SCUDDER VARIABLE LIFE INVESTMENT FUNDS:
International Subaccount....................................        1       14.439         8
Growth & Income Subaccount..................................        1       11.275         6
                                                                                      ------
     TOTAL POWER V POLICY OWNERS' EQUITY....................                          $8,481
                                                                                      ======

SELECT POLICIES
INVESTORS FUND SERIES:
Money Market Subaccount.....................................      193     $ 1.704    $   330
Total Return Subaccount.....................................    1,260       2.839      3,576
High Yield Subaccount.......................................      481       2.459      1,181
Growth Subaccount...........................................      762       3.826      2,914
Government Securities Subaccount............................    2,047       2.136      4,372
                                                                                     -------
     TOTAL SELECT POLICY OWNERS' EQUITY.....................                         $12,373
                                                                                     =======

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES



                          CONSOLIDATED BALANCE SHEETS


                       (in thousands, except share data)



                                                                  JUNE 30      DECEMBER 31
                                                                   1999           1998
                                                                  -------      -----------
                                                                (UNAUDITED)
ASSETS
Investments:
  Fixed maturities, available for sale, at fair value
     (amortized cost: June 30, 1999, $3,366,661; December
     31, 1998, $3,421,535)..................................    $ 3,314,352    $ 3,482,820
  Trading account securities at fair value (amortized cost:
     June 30, 1999, $132,686; December 31, 1998, $99,095)...        129,623        101,781
  Short-term investments....................................         27,376         58,334
  Joint venture mortgage loans..............................         68,435         65,806
  Third-party mortgage loans................................         64,139         76,520
  Other real estate-related investments.....................         24,774         22,049
  Policy loans..............................................        264,618        271,540
  Equity securities.........................................         64,077         66,854
  Other invested assets.....................................         24,512         23,645
                                                                -----------    -----------
          Total investments.................................      3,981,906      4,169,349
Cash........................................................         22,671         13,486
Accrued investment income...................................        122,583        124,213
Goodwill....................................................        210,279        216,651
Value of business acquired..................................        124,132        118,850
Deferred insurance acquisition costs........................        127,452         91,543
Federal income tax recoverable..............................         32,075             --
Deferred income taxes.......................................         73,049         35,059
Reinsurance recoverable.....................................        326,552        344,837
Receivable on sales of securities...........................             --          3,500
Other assets and receivables................................         18,674         23,029
Assets held in separate accounts............................      8,083,141      7,099,204
                                                                -----------    -----------
          Total assets......................................    $13,122,514    $12,239,721
                                                                ===========    ===========
LIABILITIES AND STOCKHOLDER'S EQUITY
Future policy benefits......................................    $ 3,823,646    $ 3,906,391
Benefits and funds payable..................................        383,375        318,369
Other accounts payable and liabilities......................         55,580         61,898
Liabilities related to separate accounts....................      8,083,141      7,099,204
                                                                -----------    -----------
          Total liabilities.................................     12,345,742     11,385,862
                                                                -----------    -----------
Commitments and contingent liabilities

STOCKHOLDER'S EQUITY:
Capital stock -- $10 par value, authorized 300,000 shares;
  outstanding 250,000 shares................................          2,500          2,500
Additional paid-in capital..................................        804,347        804,347
Accumulated other comprehensive income (loss)...............        (47,806)        32,975
Retained earnings...........................................         17,731         14,037
                                                                -----------    -----------
          Total stockholder's equity........................        776,772        853,859
                                                                -----------    -----------
          Total liabilities and stockholder's equity........    $13,122,514    $12,239,721
                                                                ===========    ===========

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES



                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                 (in thousands)


                                  (unaudited)



                                                             SIX MONTHS ENDED       THREE MONTHS ENDED
                                                                 JUNE 30                 JUNE 30
                                                           --------------------    --------------------
                                                             1999        1998        1999        1998
                                                             ----        ----        ----        ----
REVENUE
Net investment income....................................  $131,201    $139,018    $ 65,508    $ 68,467
Realized investment gains (losses).......................    (2,944)     17,527      (1,979)     15,673
Premium income...........................................    10,878      11,144       5,190       5,941
Separate account fees and charges........................    36,706      34,380      14,060      16,388
Other income.............................................     5,969       5,960       3,385       3,534
                                                           --------    --------    --------    --------
          Total revenue..................................   181,810     208,029      86,164     110,003
                                                           --------    --------    --------    --------
BENEFITS AND EXPENSES
Interest credited to policyholders.......................    81,284      90,169      39,738      44,479
Claims and other policyholder benefits...................     9,048      25,700       5,875      13,460
Taxes, licenses and fees.................................    13,833       9,758       1,102       3,082
Commissions..............................................    29,421      18,049      16,728      10,840
Operating expenses.......................................    22,661      22,253      11,895      12,157
Deferral of insurance acquisition costs..................   (33,100)    (21,600)    (18,775)    (12,710)
Amortization of insurance acquisition costs..............     3,608       1,644         795         727
Amortization of value of business acquired...............     8,269      11,548       3,309       7,121
Amortization of goodwill.................................     6,372       6,370       3,186       3,186
                                                           --------    --------    --------    --------
          Total benefits and expenses....................   141,396     163,891      63,853      82,342
                                                           --------    --------    --------    --------
Income before income tax expense.........................    40,414      44,138      22,311      27,661
Income tax expense (benefit)
  Current................................................    40,222      32,679       7,392      19,011
  Deferred...............................................   (23,502)    (13,658)      1,820      (7,237)
                                                           --------    --------    --------    --------
          Total income tax expense.......................    16,720      19,021       9,212      11,774
                                                           --------    --------    --------    --------
          Net income.....................................  $ 23,694    $ 25,117    $ 13,099    $ 15,887
                                                           ========    ========    ========    ========



See accompanying notes to consolidated financial statements.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES


                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME


                                 (in thousands)


                                  (unaudited)



                                                          SIX MONTHS ENDED     THREE MONTHS ENDED
                                                              JUNE 30               JUNE 30
                                                        --------------------   ------------------
                                                          1999        1998       1999      1998
                                                          ----        ----       ----      ----
NET INCOME...........................................   $  23,694   $ 25,117   $ 13,099   $15,887
                                                        ---------   --------   --------   -------
OTHER COMPREHENSIVE INCOME (LOSS), BEFORE TAX:
  Unrealized holding gains (losses) on investments
     arising during period:
     Unrealized holding gains (losses) on
       investments...................................    (114,094)    10,522    (73,736)   10,246
     Adjustment to value of business acquired........      12,953     (5,487)     8,702    (5,181)
     Adjustment to deferred insurance acquisition
       costs.........................................       6,708     (1,855)     4,569    (1,367)
                                                        ---------   --------   --------   -------
          Total unrealized holding gains (losses) on
            investments arising during period........     (94,433)     3,180    (60,465)    3,698
                                                        ---------   --------   --------   -------
  Less reclassification adjustments for items
     included in net income:
     Adjustment for (gains) losses included in
       realized investment gains (losses)............       7,967      2,421      5,852     1,742
     Adjustment for amortization of premium on fixed
       maturities included in net investment
       income........................................      (6,825)    (8,851)    (3,151)   (4,175)
     Adjustment for gains included in amortization of
       value of business acquired....................        (598)    (3,333)      (287)   (2,978)
     Adjustment for (gains) losses included in
       amortization of insurance acquisition costs...         292       (860)       314      (769)
                                                        ---------   --------   --------   -------
          Total reclassification adjustments for
            items included in net income.............         836    (10,623)     2,728    (6,180)
                                                        ---------   --------   --------   -------
Other comprehensive income (loss), before related
  income tax expense (benefit).......................     (95,269)    13,803    (63,193)    9,878
Related income tax expense (benefit).................     (14,488)     4,831     (3,262)    3,457
                                                        ---------   --------   --------   -------
          Other comprehensive income (loss), net of
            tax......................................     (80,781)     8,972    (59,931)    6,421
                                                        ---------   --------   --------   -------
          Comprehensive income (loss)................   $ (57,087)  $ 34,089   $(46,832)  $22,308
                                                        =========   ========   ========   =======



See accompanying notes to consolidated financial statements.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                 (in thousands)


                                  (unaudited)



                                                                    SIX MONTHS ENDED
                                                                        JUNE 30
                                                                ------------------------
                                                                  1999           1998
                                                                  ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income................................................    $  23,694      $  25,117
  Reconcilement of net income to net cash provided(used):
     Realized investment (gains) losses.....................        2,944        (17,527)
     Net change in trading account securities...............      (33,477)            --
     Interest credited and other charges....................       79,879         88,303
     Deferred insurance acquisition costs...................      (29,492)       (19,956)
     Amortization of value of business acquired.............        8,269         11,548
     Amortization of goodwill...............................        6,372          6,370
Amortization of discount and premium on investments.........        7,156          8,851
     Deferred income taxes..................................      (23,503)       (13,658)
     Net change in current Federal income taxes.............      (52,393)       (97,823)
     Benefits and premium taxes due related to separate
      account bank-owned life insurance.....................       63,849         40,163
Other, net..................................................       (5,312)       (21,795)
                                                                ---------      ---------
     Net cash flow provided by operating activities.........       47,986          9,593
                                                                ---------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Cash from investments sold or matured:
     Fixed maturities held to maturity......................      210,552        258,237
     Fixed maturities sold prior to maturity................      695,091        505,188
     Equity securities......................................        1,645            460
     Mortgage loans, policy loans and other invested
      assets................................................       47,079         54,780
  Cost of investments purchased or loans originated:
     Fixed maturities.......................................     (860,285)      (675,192)
     Equity securities......................................           --        (48,585)
     Mortgage loans, policy loans and other invested
      assets................................................      (24,790)       (26,951)
  Short-term investments, net...............................       30,958        194,251
  Net change in receivable and payable for securities
     transactions...........................................       20,767           (677)
                                                                ---------      ---------
     Net cash provided by investing activities..............      121,017        261,511
                                                                ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder account balances:
     Deposits...............................................      159,011         72,626
     Withdrawals............................................     (303,350)      (356,177)
  Dividends to parent.......................................      (20,000)            --
  Other.....................................................        4,521          9,364
                                                                ---------      ---------
     Net cash used in financing activities..................     (159,818)      (274,187)
                                                                ---------      ---------
Net increase (decrease) in cash.............................        9,185         (3,083)
Cash at the beginning of period.............................       13,486         23,868
                                                                ---------      ---------
Cash at the end of the period...............................    $  22,671      $  20,785
                                                                =========      =========



See accompanying notes to consolidated financial statements.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES



             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)



1. Kemper Investors Life Insurance Company ("KILICO") is incorporated under the insurance laws of the State of Illinois. KILICO is licensed in the District of Columbia and all states, except New York. KILICO is a wholly-owned subsidiary of Kemper Corporation ("Kemper"), a nonoperating holding company.



   The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles.



2. In the opinion of management, all necessary adjustments consisting of normal recurring accruals have been made for a fair presentation of the results of KILICO for the periods included in these financial statements. These financial statements should be read in conjunction with the financial statements and related notes in the 1998 Annual Report on Form 10-K.



3. KILICO, along with its affiliates Federal Kemper Life Assurance Company, Zurich Life Insurance Company of America, Fidelity Life Association, A Mutual Legal Reserve Company and Zurich Direct, Inc. operate under the trade name Zurich Kemper Life. Zurich Kemper Life is segregated by Strategic Business Unit ("SBU"). The SBU concept has each SBU concentrate on a specific customer market. The SBU is the focal point of Zurich Kemper Life, because it is at the SBU level that Zurich Kemper Life can clearly identify customer segments and then work to understand and satisfy the needs of each customer. The contributions of Zurich Kemper Life's SBUs to consolidated revenues, operating results and certain balance sheet data pertaining thereto, are shown in the following tables on the basis of generally accepted accounting principles.



   Zurich Kemper Life is segregated into the Agency, Financial Institutions, Retirement Solutions and Direct SBUs. The SBUs are not managed at the legal entity level, but rather at the Zurich Kemper Life level. Zurich Kemper Life's SBUs cross legal entity lines, as certain similar products are sold by more than one legal entity.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors and Stockholder of
Kemper Investors Life Insurance Company:

     In our opinion, the accompanying consolidated balance sheets as of December 31, 1998 and 1997 and the related consolidated statements of operations, comprehensive income, stockholder's equity and cash flows present fairly, in all material respects, the financial position of Kemper Investors Life Insurance Company and subsidiaries (the "Company") at December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. The financial statements of the Company for the period from January 4, 1996 to December 31, 1996 were audited by other independent accountants whose report, dated March 21, 1997, expressed an unqualified opinion on those statements.

                                       PricewaterhouseCoopers LLP

Chicago, Illinois
March 12, 1999

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors and Stockholder
Kemper Investors Life Insurance Company:

     We have audited the accompanying consolidated statements of operations, comprehensive income, stockholder's equity, and cash flows of Kemper Investors Life Insurance Company and subsidiaries for the period from January 4, 1996 to December 31, 1996. In connection with our audit of the consolidated financial statements, we also have audited the financial statement schedules as of December 31, 1996 as listed in the accompanying index. These financial statement schedules are incorporated by reference to a previously filed Form 10-K. These consolidated financial statements and the financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the results of operations and the cash flows of Kemper Investors Life Insurance Company and subsidiaries for the period from January 4, 1996 to December 31, 1996, in conformity with generally accepted accounting principles. Also, in our opinion, the aforementioned supplementary financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

                                       KPMG LLP

Chicago, Illinois
March 21, 1997

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)

                                                              DECEMBER 31   DECEMBER 31
                                                                 1998          1997
                                                              -----------   -----------
ASSETS
Fixed maturities, available for sale, at fair value
  (amortized cost: December 31, 1998, $3,421,535; December
  31, 1997, $3,644,075).....................................  $ 3,482,820   $ 3,668,643
Trading account securities at fair value (amortized cost:
  December 31, 1998, $99,095)...............................      101,781       --
Short-term investments......................................       58,334       236,057
Joint venture mortgage loans................................       65,806        72,663
Third-party mortgage loans..................................       76,520       102,974
Other real estate-related investments.......................       22,049        44,409
Policy loans................................................      271,540       282,439
Equity securities...........................................       66,854        24,839
Other invested assets.......................................       23,645        20,820
                                                              -----------   -----------
          Total investments.................................    4,169,349     4,452,844
Cash........................................................       13,486        23,868
Accrued investment income...................................      124,213       117,789
Goodwill....................................................      216,651       229,393
Value of business acquired..................................      118,850       138,482
Deferred insurance acquisition costs........................       91,543        59,459
Deferred income taxes.......................................       35,059        39,993
Reinsurance recoverable.....................................      344,837       382,609
Receivable on sales of securities...........................        3,500        20,076
Other assets and receivables................................       23,029         3,187
Assets held in separate accounts............................    7,099,204     5,121,950
                                                              -----------   -----------
          Total assets......................................  $12,239,721   $10,589,650
                                                              ===========   ===========
LIABILITIES
Future policy benefits......................................  $ 3,906,391   $ 4,239,480
Benefits and funds payable..................................      318,369       150,524
Other accounts payable and liabilities......................       61,898       212,133
Liabilities related to separate accounts....................    7,099,204     5,121,950
                                                              -----------   -----------
          Total liabilities.................................   11,385,862     9,724,087
                                                              -----------   -----------
Commitments and contingent liabilities
STOCKHOLDER'S EQUITY
Capital stock--$10 par value,
  authorized 300,000 shares; outstanding 250,000 shares.....        2,500         2,500
Additional paid-in capital..................................      804,347       806,538
Accumulated other comprehensive income......................       32,975        12,637
Retained earnings...........................................       14,037        43,888
                                                              -----------   -----------
          Total stockholder's equity........................      853,859       865,563
                                                              -----------   -----------
          Total liabilities and stockholder's equity........  $12,239,721   $10,589,650
                                                              ===========   ===========

See accompanying notes to consolidated financial statements.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (in thousands)

                                                                      YEAR ENDED DECEMBER 31
                                                              --------------------------------------
                                                                1998         1997          1996
                                                                ----         ----          ----
REVENUE
Net investment income.......................................  $273,512     $296,195      $299,688
Realized investment gains...................................    51,868       10,546        13,602
Premium income..............................................    22,346       22,239         7,822
Separate account fees and charges...........................    61,982       85,413        25,309
Other income................................................    10,031       11,087         9,786
                                                              --------     --------      --------
          Total revenue.....................................   419,739      425,480       356,207
                                                              --------     --------      --------
BENEFITS AND EXPENSES
Interest credited to policyholders..........................   176,906      199,782       223,094
Claims incurred and other policyholder benefits.............    28,029       28,372        14,255
Taxes, licenses and fees....................................    30,292       52,608         2,173
Commissions.................................................    39,046       32,602        25,962
Operating expenses..........................................    44,575       36,837        24,678
Deferral of insurance acquisition costs.....................   (46,565)     (38,177)      (27,820)
Amortization of insurance acquisition costs.................    12,082        3,204         2,316
Amortization of value of business acquired..................    17,677       24,948        21,530
Amortization of goodwill....................................    12,744       15,295        10,195
                                                              --------     --------      --------
          Total benefits and expenses.......................   314,786      355,471       296,383
                                                              --------     --------      --------
Income before income tax expense............................   104,953       70,009        59,824
Income tax expense..........................................    39,804       31,292        25,403
                                                              --------     --------      --------
          Net income........................................  $ 65,149     $ 38,717      $ 34,421
                                                              ========     ========      ========

See accompanying notes to consolidated financial statements.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                                 (in thousands)

                                                                     YEAR ENDED DECEMBER 31
                                                                --------------------------------
                                                                  1998        1997        1996
                                                                  ----        ----        ----
NET INCOME..................................................    $ 65,149    $ 38,717    $ 34,421
                                                                --------    --------    --------
OTHER COMPREHENSIVE INCOME (LOSS), BEFORE TAX:
  Unrealized holding gains (losses) on investments arising
     during period:
     Unrealized holdings gains (losses) on investments......      25,372      60,802     (84,036)
     Adjustment to value of business acquired...............      (9,332)    (28,562)     16,735
     Adjustment to deferred insurance acquisition costs.....      (2,862)     (2,680)      1,307
                                                                --------    --------    --------
          Total unrealized holding gains (losses) on
            investments arising during period...............      13,178      29,560     (65,994)
                                                                --------    --------    --------
  Less reclassification adjustments for items included in
     net income:
     Adjustment for (gains) losses included in realized
       investment gains.....................................       6,794      (9,016)      3,963
     Adjustment for amortization of premium on fixed
       maturities included in net investment income.........     (17,064)    (17,866)    (26,036)
     Adjustment for (gains) losses included in amortization
       of value of business acquired........................      (7,378)     (2,353)     (4,212)
     Adjustment for (gains) losses included in amortization
       of insurance acquisition costs.......................        (463)       (355)      --
                                                                --------    --------    --------
          Total reclassification adjustments for items
            included in net income..........................     (18,111)    (29,590)    (26,285)
                                                                --------    --------    --------
Other comprehensive income (loss), before related income tax
  expense (benefit).........................................      31,289      59,150     (39,709)
Related income tax expense (benefit)........................      10,952        (985)      7,789
                                                                --------    --------    --------
          Other comprehensive income (loss), net of tax.....      20,337      60,135     (47,498)
                                                                --------    --------    --------
          Comprehensive income (loss).......................    $ 85,486    $ 98,852    $(13,077)
                                                                ========    ========    ========

See accompanying notes to consolidated financial statements.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                                 (in thousands)

                                                                         DECEMBER 31
                                                              ----------------------------------
                                                                1998         1997         1996
                                                                ----         ----         ----
CAPITAL STOCK, beginning and end of period..................  $  2,500     $  2,500     $  2,500
                                                              --------     --------     --------

ADDITIONAL PAID-IN CAPITAL, beginning of period.............   806,538      761,538      743,104
Capital contributions from parent...........................     4,261       45,000       18,434
Adjustment to prior period capital contribution from
  parent....................................................    (6,452)       --           --
                                                              --------     --------     --------
          End of period.....................................   804,347      806,538      761,538
                                                              --------     --------     --------

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), beginning of
  period....................................................    12,637      (47,498)       --
Other comprehensive income (loss), net of tax...............    20,338       60,135      (47,498)
                                                              --------     --------     --------
          End of period.....................................    32,975       12,637      (47,498)
                                                              --------     --------     --------

RETAINED EARNINGS, beginning of period......................    43,888       34,421        --
Net income..................................................    65,149       38,717       34,421
Dividends to parent.........................................   (95,000)     (29,250)       --
                                                              --------     --------     --------
          End of period.....................................    14,037       43,888       34,421
                                                              --------     --------     --------

          Total stockholder's equity........................  $853,859     $865,563     $750,961
                                                              ========     ========     ========

See accompanying notes to consolidated financial statements.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                 YEAR ENDED DECEMBER 31
                                                        -----------------------------------------
                                                           1998           1997           1996
                                                           ----           ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income..........................................  $    65,149     $  38,717     $    34,421
  Reconcilement of net income to net cash provided:
     Realized investment gains........................      (51,868)      (10,546)        (13,602)
     Net change in trading account securities.........       (6,727)       --             --
     Interest credited and other charges..............      173,958       198,206         230,298
     Deferred insurance acquisition costs.............      (34,483)      (34,973)        (25,504)
     Amortization of value of business acquired.......       17,677        24,948          21,530
     Amortization of goodwill.........................       12,744        15,295          10,195
     Amortization of discount and premium on
       investments....................................       17,353        17,866          25,743
     Deferred income taxes............................      (12,469)      (99,370)           (897)
     Net change in current federal income taxes.......      (73,162)       97,386         108,806
     Benefits and premium taxes due related to
       separate account bank-owned life insurance.....      123,884       180,546         --
     Other, net.......................................      (41,477)       17,168         (22,283)
                                                        -----------     ---------     -----------
          Net cash provided from operating
            activities................................      190,579       445,243         368,707
                                                        -----------     ---------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Cash from investments sold or matured:
     Fixed maturities held to maturity................      491,699       229,208         264,383
     Fixed maturities sold prior to maturity..........      882,596       633,872         891,995
     Equity securities................................      107,598        --             --
     Mortgage loans, policy loans and other invested
       assets.........................................      180,316       131,866         168,727
  Cost of investments purchased or loans originated:
     Fixed maturities.................................   (1,319,119)     (606,028)     (1,369,091)
     Equity securities................................      (83,303)       --             --
     Mortgage loans, policy loans and other invested
       assets.........................................      (66,331)      (76,350)       (119,044)
  Short-term investments, net.........................      177,723      (164,361)        300,819
  Net change in receivable and payable for securities
     transactions.....................................         (677)       29,746         (31,667)
  Net change in other assets..........................      --                244             115
                                                        -----------     ---------     -----------
          Net cash provided by investing activities...      370,502       178,197         106,237
                                                        -----------     ---------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits.........................................      180,124       145,687         141,159
     Withdrawals......................................     (649,400)     (745,510)       (700,084)
  Capital contributions from parent...................        4,261        45,000          18,434
  Dividends to parent.................................      (95,000)      (29,250)        --
  Other...............................................      (11,448)      (18,275)         42,512
                                                        -----------     ---------     -----------
          Net cash used in financing activities.......     (571,463)     (602,348)       (497,979)
                                                        -----------     ---------     -----------
               Net increase (decrease) in cash........      (10,382)       21,092         (23,035)
CASH, beginning of period.............................       23,868         2,776          25,811
                                                        -----------     ---------     -----------
CASH, end of period...................................  $    13,486     $  23,868     $     2,776
                                                        ===========     =========     ===========

See accompanying notes to consolidated financial statements.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     Kemper Investors Life Insurance Company and subsidiaries (the "Company") issues fixed and variable annuity products, variable life, term life and interest-sensitive life insurance products marketed primarily through a network of financial institutions, securities brokerage firms, insurance agents and financial planners. The Company is licensed in the District of Columbia and all states except New York. The Company is a wholly-owned subsidiary of Kemper Corporation ("Kemper"). Effective January 4, 1996, Zurich Insurance Company ("Zurich"), Insurance Partners, L.P. ("IP") and Insurance Partners Offshore (Bermuda), L.P. (together with IP, "Insurance Partners") owned 80 percent and 20 percent, respectively, of Kemper and therefore the Company. On February 27, 1998, Zurich acquired Insurance Partner's remaining 20 percent interest for cash. As a result of this transaction, Kemper and the Company became wholly-owned subsidiaries of Zurich.

     Effective September 7, 1998, the businesses of Zurich merged with the financial services business of B.A.T. Industries forming Zurich Financial Services ("ZFS"). ZFS is owned by Zurich Allied AG and Allied Zurich p.l.c., fifty-seven percent and forty-three percent, respectively. Zurich Allied AG, representing the financial interest of the former Zurich Group, is listed on the Swiss Market Index, replacing Zurich. Allied Zurich p.l.c., representing the financial interest of B.A.T. Industries, is included in the FTSE-100 Share Index in London.

     The financial statements include the accounts of the Company on a consolidated basis. All significant intercompany balances and transactions have been eliminated. Certain reclassifications have been made to the 1997 and 1996 consolidated financial statements in order for them to conform to the 1998 presentation.

BASIS OF ACCOUNTING

     The acquisition of the Company on January 4, 1996, was accounted for using the purchase method of accounting. The consolidated financial statements of the Company prior to January 4, 1996, were prepared on a historical cost basis in accordance with generally accepted accounting principles. The accompanying consolidated financial statements of the Company as of and for the years ended December 31, 1996, 1997 and 1998, have been prepared in conformity with generally accepted accounting principles.

ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets or liabilities at the date of the financial statements. As a result, actual results reported as revenue and expenses could differ from the estimates reported in the accompanying financial statements. As further discussed in the accompanying notes to the consolidated financial statements, significant estimates and assumptions affect deferred insurance acquisition costs, the value of business acquired, provisions for real estate-related losses and reserves, other-than-temporary declines in values for fixed maturities, the valuation allowance for deferred income taxes and the calculation of fair value disclosures for certain financial instruments.

GOODWILL

     The Company reviews goodwill to determine if events or changes in circumstances may have affected the recoverability of the outstanding goodwill as of each reporting period. In the event that the Company determines that goodwill is not recoverable, it would amortize such amounts as additional goodwill expense in the accompanying financial statements. As of December 31, 1998, the Company believes that no such adjustment is necessary.

     The Company began to amortize goodwill during 1996 on a straight-line basis over twenty-five years. In December of 1997, the Company changed its amortization period to twenty years in order to conform to Zurich's accounting practices and policies. As a result of the change in amortization periods, the Company recorded an increase in goodwill amortization expense of $5.1 million during 1997.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
VALUE OF BUSINESS ACQUIRED

     The value of business acquired reflects the estimated fair value of the Company's life insurance business in force and represents the portion of the cost to acquire the Company that is allocated to the value of the right to receive future cash flows from insurance contracts existing at the date of acquisition. Such value is the present value of the actuarially determined projected cash flows for the acquired policies.

     The value of the business acquired is amortized over the estimated contract life of the business acquired in relation to the present value of estimated gross profits using current assumptions based on an interest rate equal to the liability or contract rate on the value of business acquired. The estimated amortization and accretion of interest for the value of business acquired for each of the years through December 31, 2003 are as follows:

                                                                                                 PROJECTED
                   (IN THOUSANDS)                      BEGINNING                  ACCRETION OF    ENDING
               YEAR ENDED DECEMBER 31                   BALANCE    AMORTIZATION     INTEREST      BALANCE
----------------------------------------------------   ---------   ------------   ------------   ---------
1996 (actual).......................................   $190,222      $(31,427)       $9,897      $168,692
1997 (actual).......................................    168,692       (34,906)        9,958       143,744
1998 (actual).......................................    143,744       (26,807)        9,129       126,066
1999................................................    126,066       (24,926)        7,741       108,881
2000................................................    108,881       (22,649)        6,619        92,851
2001................................................     92,851       (20,736)        5,577        77,692
2002................................................     77,692       (17,096)        4,695        65,291
2003................................................     65,291       (15,504)        3,948        53,735

     The projected ending balance of the value of business acquired will be further adjusted to reflect the impact of unrealized gains or losses on fixed maturities held as available for sale in the investment portfolio. Such adjustments are not recorded in the Company's net income but rather are recorded as a credit or charge to accumulated other comprehensive income, net of income tax. As of December 31, 1998 and 1997, this adjustment decreased the value of business acquired by $7.2 million and $5.3 million, respectively, and accumulated other comprehensive income by approximately $4.7 million and $3.4 million, respectively.

LIFE INSURANCE REVENUE AND EXPENSES

     Revenue for annuities, variable life insurance and interest-sensitive life insurance products consists of investment income, and policy charges such as mortality, expense and surrender charges and expense loads for premium taxes on certain contracts. Expenses consist of benefits and interest credited to contracts, policy maintenance costs and amortization of deferred insurance acquisition costs.

     Premiums for term life policies are reported as earned when due. Profits for such policies are recognized over the duration of the insurance policies by matching benefits and expenses to premium income.

DEFERRED INSURANCE ACQUISITION COSTS

     The costs of acquiring new business, principally commission expense and certain policy issuance and underwriting expenses, have been deferred to the extent they are recoverable from estimated future gross profits on the related contracts and policies. The deferred insurance acquisition costs for annuities, separate account business and interest-sensitive life insurance products are being amortized over the estimated contract life in relation to the present value of estimated gross profits. Deferred insurance acquisition costs related to such interest-sensitive products also reflect the estimated impact of unrealized gains or losses on fixed maturities held as available for sale in the investment portfolio, through a credit or charge to accumulated other comprehensive income, net of income tax. The deferred insurance acquisition costs for term-life insurance products are being amortized over the premium paying period of the policies.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
FUTURE POLICY BENEFITS

     Liabilities for future policy benefits related to annuities and interest-sensitive life contracts reflect net premiums received plus interest credited during the contract accumulation period and the present value of future payments for contracts that have annuitized. Current interest rates credited during the contract accumulation period range from 3.0 percent to 7.5 percent. Future minimum guaranteed interest rates vary from 3.0 percent to 4.0 percent. For contracts that have annuitized, interest rates used in determining the present value of future payments range principally from 2.5 percent to 12.0 percent.

     Liabilities for future term life policy benefits have been computed principally by a net level premium method. Anticipated rates of mortality are based on the 1975-1980 Select and Ultimate Table modified by Company experience, including withdrawals. Estimated future investment yields are a level 6.8 percent.

GUARANTY FUND ASSESSMENTS

     The Company is liable for guaranty fund assessments related to certain unaffiliated insurance companies that have become insolvent during the years 1998 and prior. The Company's financial statements include provisions for all known assessments that are expected to be levied against the Company as well as an estimate of amounts (net of estimated future premium tax recoveries) that the Company believes it will be assessed in the future for which the life insurance industry has estimated the cost to cover losses to policyholders.

INVESTED ASSETS AND RELATED INCOME

     Investments in fixed maturities and equity securities are carried at fair value. Short-term investments are carried at cost, which approximates fair value.

     The amortized cost of fixed maturities is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed and asset-backed securities, over the estimated life of the security. Such amortization is included in net investment income. Amortization of the discount or premium from mortgage-backed and asset-backed securities is recognized using a level effective yield method which considers the estimated timing and amount of prepayments of the underlying loans and is adjusted to reflect differences which arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. To the extent that the estimated lives of such securities change as a result of changes in prepayment rates, the adjustment is also included in net investment income. The Company does not accrue interest income on fixed maturities deemed to be impaired on an other-than-temporary basis, or on mortgage loans and other real estate loans where the likelihood of collection of interest is doubtful.

     Mortgage loans are carried at their unpaid balance, net of unamortized discount and any applicable reserves or write-downs. Other real estate-related investments, net of any applicable reserves and write-downs, include: (1) notes receivable from real estate ventures; (2) investments in real estate ventures, adjusted for the equity in the operating income or loss of such ventures, and
(3) real estate owned at December 31, 1997, carried at fair value. Real estate reserves are established when declines in collateral values, estimated in light of current economic conditions, indicate a likelihood of loss.

     Investments in policy loans and other invested assets, consisting primarily of venture capital investments and a leveraged lease, are carried primarily at cost.

     Realized gains or losses on sales of investments, determined on the basis of identifiable cost on the disposition of the respective investment, recognition of other-than-temporary declines in value and changes in real estate-related reserves and write-downs are included in revenue. Net unrealized gains or losses on revaluation of investments are credited or charged to accumulated other comprehensive income. Such unrealized gains are recorded net of deferred income tax expense, while unrealized losses are not tax benefitted.

SEPARATE ACCOUNT BUSINESS

     The assets and liabilities of the separate accounts represent segregated funds administered and invested by the Company for purposes of funding variable annuity and variable life insurance contracts for the exclusive benefit of variable annuity and variable life insurance contract holders. The Company receives administrative fees from the

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) separate account and retains varying amounts of withdrawal charges to cover expenses in the event of early withdrawals by contract holders. The assets and liabilities of the separate accounts are carried at fair value.

INCOME TAX

     For the period January 1 through January 4, 1996, the Company's federal income tax return was consolidated with Kemper and Kemper's other wholly-owned life insurance subsidiary, Federal Kemper Life Assurance Company ("FKLA"). The Boards of Directors of Kemper, KILICO and FKLA, adopted a written plan that provided that federal income taxes would be paid to or recovered from Kemper on the basis of each company's taxable income or loss as shown on its respective federal income tax return. In the event of a federal income tax credit which is greater than the amount recoverable from the other life insurance company or from the Internal Revenue Service, the funds available would be apportioned among the life companies entitled to a recovery on the basis of the relationship of each company's tax credit to the total of all of the life insurance companies in a deficit position. For the period January 5 through December 31, 1996, and subsequent years, the Company has filed a separate federal income tax return.

     Deferred taxes are provided on the temporary differences between the tax and financial statement basis of assets and liabilities.

(2) CASH FLOW INFORMATION

     The Company defines cash as cash in banks and money market accounts. The Company paid federal income taxes of $126.0 million, $29.0 million and $28.1 million directly to the United States Treasury Department during 1998, 1997 and 1996 respectively.

(3) INVESTED ASSETS AND RELATED INCOME

     The Company is carrying its fixed maturity investment portfolio at estimated fair value as fixed maturities are considered available for sale. The carrying value of fixed maturities compared with amortized cost, adjusted for other-than-temporary declines in value, were as follows:

                                                                                  ESTIMATED UNREALIZED
                                                         CARRYING    AMORTIZED    --------------------
                                                          VALUE         COST       GAINS      LOSSES
                    (in thousands)                       --------    ---------     -----      ------
DECEMBER 31, 1998
U.S. treasury securities and obligations of U.S.
  government agencies and authorities.................  $    7,951   $    7,879   $    81    $     (9)
Obligations of states and political subdivisions,
  special revenue and nonguaranteed...................      27,039       26,768       362         (91)
Debt securities issued by foreign governments.........      69,357       67,239     2,266        (148)
Corporate securities..................................   1,908,850    1,866,372    46,664      (4,186)
Mortgage and asset-backed securities..................   1,469,623    1,453,277    19,063      (2,717)
                                                        ----------   ----------   -------    --------
       Total fixed maturities.........................  $3,482,820   $3,421,535   $68,436    $ (7,151)
                                                        ==========   ==========   =======    ========
DECEMBER 31, 1997
U.S. treasury securities and obligations of U.S.
  government agencies and authorities.................  $    6,258   $    6,298   $     4    $    (44)
Obligations of states and political subdivisions,
  special revenue and nonguaranteed...................      29,330       29,308       160        (138)
Debt securities issued by foreign governments.........      92,563       92,722       188        (347)
Corporate securities..................................   1,861,655    1,846,588    24,733      (9,666)
Mortgage and asset-backed securities..................   1,678,837    1,669,159    10,035        (357)
                                                        ----------   ----------   -------    --------
       Total fixed maturities.........................  $3,668,643   $3,644,075   $35,120    $(10,552)
                                                        ==========   ==========   =======    ========

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3) INVESTED ASSETS AND RELATED INCOME (CONTINUED)
     The carrying value and amortized cost of fixed maturity investments, by contractual maturity at December 31, 1998, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties and because mortgage-backed and asset-backed securities provide for periodic payments throughout their life.

                                                                 CARRYING     AMORTIZED
                                                                  VALUE          COST
                       (in thousands)                            --------     ---------
One year or less............................................    $   44,816    $   44,745
Over one year through five years............................       814,646       802,147
Over five years through ten years...........................       891,767       866,613
Over ten years..............................................       261,968       254,753
Securities not due at a single maturity date, primarily
  mortgage and asset-backed securities(1)...................     1,469,623     1,453,277
                                                                ----------    ----------
       Total fixed maturities...............................    $3,482,820    $3,421,535
                                                                ==========    ==========

---------------
(1) Weighted average maturity of 4.0 years.

     Proceeds from sales of investments in fixed maturities prior to maturity were $882.6 million, $633.9 million and $892.0 million during 1998, 1997 and 1996, respectively. Gross gains of $10.1 million, $3.1 million and $9.9 million and gross losses of $8.0 million, $13.7 million and $16.2 million were realized on sales and write-downs of fixed maturities in 1998, 1997 and 1996, respectively.

     At December 31, 1998, the Company had 12 separate asset-backed securities included in fixed maturity investments from trusts formed to collateralize assets underwritten by Green Tree Financial Corporation, which in aggregate amounted to $97.7 million. No other individual investments exceeded ten percent of stockholder's equity at December 31, 1998.

     At December 31, 1998, securities carried at approximately $6.4 million were on deposit with governmental agencies as required by law.

     Upon default or indication of potential default by an issuer of fixed maturity securities, the issue(s) of such issuer would be placed on nonaccrual status and, since declines in fair value would no longer be considered by the Company to be temporary, would be analyzed for possible write-down. Any such issue would be written down to its net realizable value during the fiscal quarter in which the impairment was determined to have become other than temporary. Thereafter, each issue on nonaccrual status is regularly reviewed, and additional write-downs may be taken in light of later developments.

     The Company's computation of net realizable value involves judgments and estimates, so such value should be used with care. Such value determination considers such factors as the existence and value of any collateral security; the capital structure of the issuer; the level of actual and expected market interest rates; where the issue ranks in comparison with other debt of the issuer; the economic and competitive environment of the issuer and its business; the Company's view on the likelihood of success of any proposed issuer restructuring plan; and the timing, type and amount of any restructured securities that the Company anticipates it will receive.

     The Company's $164.4 million real estate portfolio at December 31, 1998 consists of joint venture and third-party mortgage loans and other real estate-related investments. At December 31, 1998 and 1997, total impaired real estate-related loans were as follows:

                                                                DECEMBER 31     DECEMBER 31
                                                                    1998            1997
                       (in millions)                            -----------     -----------
Impaired loans without reserves--gross......................       $83.9           $39.3
Impaired loans with reserves--gross.........................        21.5             2.2
                                                                   -----           -----
       Total gross impaired loans...........................       105.4            41.5
Reserves related to impaired loans..........................       (18.5)           (2.1)
                                                                   -----           -----
       Net impaired loans...................................       $86.9           $39.4
                                                                   =====           =====

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3) INVESTED ASSETS AND RELATED INCOME (CONTINUED)
     Impaired loans without reserves include loans in which the deficit in equity investments in real estate-related investments is considered in determining reserves and write-downs. The Company had an average balance of $54.6 million and $45.2 million in impaired loans for 1998 and 1997, respectively. Cash payments received on impaired loans are generally applied to reduce the outstanding loan balance.

     At December 31, 1998 and 1997, loans on nonaccrual status, before reserves and write-downs, amounted to $37.4 million and $47.4 million, respectively. The Company's nonaccrual loans are generally included in impaired loans.

     The sources of net investment income were as follows:

                                                                  1998           1997           1996
                       (in thousands)                           --------       --------       --------
Interest and dividends on fixed maturities..................    $232,707       $250,170       $250,683
Dividends on equity securities..............................       2,143          2,123            646
Income from short-term investments..........................       5,391          4,128          9,130
Income from mortgage loans..................................      14,964         16,283         20,257
Income from policy loans....................................      21,096         20,549         20,700
Income from other real estate-related investments...........         352          6,631          4,917
Income from other loans and investments.....................       2,223          2,045          2,480
                                                                --------       --------       --------
       Total investment income..............................     278,876        301,929        308,813
Investment expense..........................................      (5,364)        (5,734)        (9,125)
                                                                --------       --------       --------
       Net investment income................................    $273,512       $296,195       $299,688
                                                                ========       ========       ========

     Net realized investment gains (losses) for the years ended December 31, 1998, 1997 and 1996, were as follows:

                                                                       REALIZED GAINS (LOSSES)
                                                                -------------------------------------
                                                                  1998           1997          1996
                       (in thousands)                           --------       --------       -------
Real estate-related.........................................    $ 41,362       $ 19,758       $17,462
Fixed maturities............................................       2,158        (10,656)       (6,344)
Trading account securities--gross gains on transfer.........       3,254          --            --
Trading account securities--gross losses on transfer........        (417)         --            --
Trading account securities--holding losses..................        (151)         --            --
Equity securities...........................................       5,496            914         --
Other.......................................................         166            530         2,484
                                                                --------       --------       -------
  Realized investment gains before income tax expense.......      51,868         10,546        13,602
Income tax expense..........................................     (18,154)        (3,691)       (4,761)
                                                                --------       --------       -------
  Net realized investment gains.............................    $ 33,714       $  6,855       $ 8,841
                                                                ========       ========       =======

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3) INVESTED ASSETS AND RELATED INCOME (CONTINUED)
     Unrealized gains (losses) are computed below as follows: fixed maturities--the difference between fair value and amortized cost, adjusted for other-than-temporary declines in value; equity and other securities--the difference between fair value and cost. The change in net unrealized investment gains (losses) by class of investment for the years ended December 31, 1998, 1997 and 1996 were as follows:

                                                                 CHANGE IN UNREALIZED GAINS (LOSSES)
                                                              -----------------------------------------
                                                              DECEMBER 31    DECEMBER 31    DECEMBER 31
                                                                  1998           1997          1996
                       (in thousands)                         ------------   ------------   -----------
Fixed maturities............................................    $ 36,717       $ 87,787      $(63,219)
Equity and other securities.................................      (1,074)          (103)        1,256
Adjustment to deferred insurance acquisition costs..........      (2,399)        (2,325)        1,307
Adjustment to value of business acquired....................      (1,954)       (26,209)       20,947
                                                                --------       --------      --------
  Unrealized gain (loss) before income tax expense
     (benefit)..............................................      31,290         59,150       (39,709)
Income tax expense (benefit)................................      10,952           (985)        7,789
                                                                --------       --------      --------
       Net unrealized gain (loss) on investments............    $ 20,338       $ 60,135      $(47,498)
                                                                ========       ========      ========

(4) UNCONSOLIDATED INVESTEES

     At December 31, 1998 and 1997 the Company, along with other Kemper subsidiaries, directly held partnership interests in a number of real estate joint ventures. The Company's direct and indirect real estate joint venture investments are accounted for utilizing the equity method, with the Company recording its share of the operating results of the respective partnerships. The Company, as an equity owner, has the ability to fund, and historically has elected to fund, operating requirements of certain of the joint ventures. Consolidation accounting methods are not utilized as the Company, in most instances, does not own more than 50 percent in the aggregate, and in any event, major decisions of the partnership must be made jointly by all partners.

     As of December 31, 1998 and 1997, the Company's net equity investment in unconsolidated investees amounted to $1.2 million and $19.3 million, respectively. The Company's share of net income related to such unconsolidated investees amounted to $241 thousand, $835 thousand and $223 thousand in 1998, 1997 and 1996, respectively.

(5) CONCENTRATION OF CREDIT RISK

     The Company generally strives to maintain a diversified invested asset portfolio; however, certain concentrations of credit risk exist in mortgage and asset-backed securities and real estate.

     Approximately 28.0 percent of the Company's investment-grade fixed maturities at December 31, 1998 were mortgage-backed securities, down from 35.1 percent at December 31, 1997, due to sales and paydowns during 1998. These investments consist primarily of marketable mortgage pass-through securities issued by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation and other investment-grade securities collateralized by mortgage pass-through securities issued by these entities. The Company has not made any investments in interest-only or other similarly volatile tranches of mortgage-backed securities. The Company's mortgage-backed investments are generally AAA credit quality.

     Approximately 15.4 percent and 10.8 percent of the Company's investment-grade fixed maturities at December 31, 1998 and 1997, respectively, consisted of corporate asset-backed securities. The majority of the Company's investments in asset-backed securities were backed by home equity loans (21.9%), auto loans (8.2%), manufactured housing loans (14.8%), equipment loans (5.2%), and commercial mortgage backed securities (22.1%).

     The Company's real estate portfolio is distributed by geographic location and property type. The geographic distribution of a majority of the real estate portfolio as of December 31, 1998 was as follows: California (31.5%), Hawaii (16.2%), Washington (9.9%) and Colorado (9.4%). The property type distribution of a majority of the real estate portfolio as of December 31, 1998 was as follows: hotels (39.9%), land (30.9%) and residential (15.5%).

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(5) CONCENTRATION OF CREDIT RISK (CONTINUED)
     Undeveloped land represented approximately 30.9 percent of the Company's real estate portfolio at December 31, 1998. To maximize the value of certain land and other projects, additional development has been proceeding or has been planned. Such development of existing projects would continue to require funding, either from the Company or third parties. In the present real estate markets, third-party financing can require credit enhancing arrangements (e.g., standby financing arrangements and loan commitments) from the Company. The values of development projects are dependent on a number of factors, including Kemper's and the Company's plans with respect thereto, obtaining necessary construction and zoning permits and market demand for the permitted use of the property. There can be no assurance that such permits will be obtained as planned or at all, nor that such expenditures will occur as scheduled, nor that Kemper's and the Company's plans with respect to such projects may not change substantially.

     Approximately half of the Company's real estate mortgage loans are on properties or projects where the Company, Kemper, or their affiliates have taken ownership positions in joint ventures with a small number of partners.

     At December 31, 1998, loans to and investments in joint ventures in which Patrick M. Nesbitt or his affiliates ("Nesbitt"), a third-party real estate developer, have ownership interests constituted approximately $64.5 million, or
39.3 percent, of the Company's real estate portfolio. The Nesbitt ventures consist of nine hotel properties and two office buildings. At December 31, 1998, the Company did not have any Nesbitt-related off-balance-sheet legal funding commitments outstanding.

     At December 31, 1998, loans to a master limited partnership (the "MLP") between subsidiaries of Kemper and subsidiaries of Lumbermens Mutual Casualty Company ("Lumbermens"), a former affiliate, constituted approximately $51.6 million, or 31.4 percent, of the Company's real estate portfolio. Kemper's interest is 75 percent at December 31, 1998. At December 31, 1998, MLP-related commitments accounted for approximately $6.1 million of the Company's off-balance-sheet legal commitments.

     The remaining significant real estate-related investments amounted to $27.3 million at December 31, 1998 and consisted of various zoned and unzoned residential and commercial lots located in Hawaii. Due to certain negative zoning restriction developments in January 1997 and a continuing economic slump in Hawaii, the Company has placed these real estate-related investments on nonaccrual status as of December 31, 1996. The Company is currently pursuing the zoning of all remaining unzoned properties, as well as pursuing steps to sell all remaining zoned properties. However, due to the state of Hawaii's economy, which has lagged behind the economic expansion of most of the rest of the United States, the Company anticipates that it could be several additional years until the Company completely disposes of all of its investments in Hawaii.

     At December 31, 1998, the Company no longer had any outstanding loans or investments in projects with the Prime Group, Inc. or its affiliates, as all such investments have been sold. However, the Company continues to have Prime Group-related commitments, which accounted for $25.7 million of the Company's off-balance-sheet legal commitments at December 31, 1998.

(6) INCOME TAXES

     Income tax expense (benefit) was as follows for the years ended December 31, 1998, 1997 and 1996:

                                                              1998          1997          1996
                      (in thousands)                        --------      --------      --------
Current...................................................  $ 52,274      $130,662      $ 26,300
Deferred..................................................   (12,470)      (99,370)         (897)
                                                            --------      --------      --------
          Total...........................................  $ 39,804      $ 31,292      $ 25,403
                                                            ========      ========      ========

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6) INCOME TAXES (CONTINUED)
     Additionally, the deferred income tax expense (benefit) related to items included in other comprehensive income was as follows for the years ended December 31, 1998, 1997 and 1996:

                                                               1998         1997         1996
                       (in thousands)                         -------      -------      ------
Unrealized gains and losses on investments..................  $12,475      $ 9,002      $   --
Value of business acquired..................................     (684)      (9,173)      7,331
Deferred insurance acquisition costs........................     (840)        (814)        457
                                                              -------      -------      ------
          Total.............................................  $10,952      $  (985)     $7,789
                                                              =======      =======      ======

     The actual income tax expense for 1998, 1997 and 1996 differed from the "expected" tax expense for those years as displayed below. "Expected" tax expense was computed by applying the U.S. federal corporate tax rate of 35 percent in 1998, 1997, and 1996 to income before income tax expense.

                                                               1998         1997         1996
                       (in thousands)                         -------      -------      -------
Computed expected tax expense...............................  $36,734      $24,503      $20,938
Difference between "expected" and actual tax expense:
  State taxes...............................................     (434)       1,801          913
  Amortization of goodwill..................................    4,460        5,353        3,568
  Dividend received deduction...............................     (540)       --           --
  Foreign tax credit........................................     (250)        (278)       --
  Other, net................................................     (166)         (87)         (16)
                                                              -------      -------      -------
          Total actual tax expense..........................  $39,804      $31,292      $25,403
                                                              =======      =======      =======

     Deferred tax assets and liabilities are generally determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company only records deferred tax assets if future realization of the tax benefit is more likely than not, with a valuation allowance recorded for the portion that is not likely to be realized. The valuation allowance is subject to future adjustments based upon, among other items, the Company's estimates of future operating earnings and capital gains.

     The Company has established a valuation allowance to reduce the deferred federal tax asset related to real estate and other investments to the amount that, based upon available evidence, is, in management's judgment, more likely than not, to be realized. Any reversals of the valuation allowance are contingent upon the recognition of future capital gains in the Company's federal income tax return or a change in circumstances which causes the recognition of the benefits to become more likely than not. The change in the valuation allowance is related solely to the change in the net deferred federal tax asset or liability from unrealized gains or losses on investments.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6) INCOME TAXES (CONTINUED)
     The tax effects of temporary differences that give rise to significant portions of the Company's net deferred federal tax assets or liabilities were as follows:

                                                             DECEMBER 31    DECEMBER 31     DECEMBER 31
                                                                1998            1997            1996
                      (in thousands)                         -----------    ------------    ------------
Deferred federal tax assets:
  Deferred insurance acquisition costs.....................   $ 86,332        $ 75,522        $  4,520
  Unrealized losses on investments.........................     --              --              16,624
  Life policy reserves.....................................     27,240          43,337          46,452
  Unearned revenue.........................................     42,598          37,243          --
  Real estate-related......................................     13,944          13,400          20,642
  Other investment-related.................................      5,770           3,298           5,409
  Other....................................................      4,923           4,371           3,639
                                                              --------        --------        --------
     Total deferred federal tax assets.....................    180,807         177,171          97,286
  Valuation allowance......................................    (15,201)        (15,201)        (31,825)
                                                              --------        --------        --------
     Total deferred federal tax assets after valuation
       allowance...........................................    165,606         161,970          65,461
                                                              --------        --------        --------
Deferred federal tax liabilities:
  Value of business acquired...............................     41,598          48,469          66,373
  Deferred insurance acquisition costs.....................     32,040          20,811           9,384
  Depreciation and amortization............................     19,111          20,201          15,473
  Other investment-related.................................     14,337          18,774          28,855
  Unrealized gains on investments..........................     21,477           9,002          --
  Other....................................................      1,984           4,720           5,738
                                                              --------        --------        --------
     Total deferred federal tax liabilities................    130,547         121,977         125,823
                                                              --------        --------        --------
Net deferred federal tax assets (liabilities)..............   $ 35,059        $ 39,993        $(60,362)
                                                              ========        ========        ========

     The net deferred tax assets relate primarily to unearned revenue and the tax on deferred insurance acquisition costs ("DAC Tax") associated with $1.5 billion and $2.7 billion of new and renewal sales in 1998 and 1997, respectively from a non-registered individual and group variable bank-owned life insurance contract ("BOLI"). Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income over the ten year amortization period of the unearned revenue and DAC Tax to realize such deferred tax assets.

     The tax returns through the year 1993 have been examined by the Internal Revenue Service ("IRS"). Changes proposed are not material to the Company's financial position. The tax returns for the years 1994 through 1996 are currently under examination by the IRS.

(7) RELATED-PARTY TRANSACTIONS

     The Company received capital contributions from Kemper of $4.3 million, $45.0 million and $18.4 million during 1998, 1997 and 1996, respectively. The Company paid cash dividends of $95.0 million and $29.3 million to Kemper during 1998 and 1997, respectively. The Company did not pay any cash dividends to Kemper during 1996.

     The Company has loans to joint ventures, consisting primarily of mortgage loans on real estate, in which the Company and/or one of its affiliates has an ownership interest. At December 31, 1998 and 1997, joint venture mortgage loans totaled $65.8 million and $72.7 million, respectively, and during 1998, 1997 and 1996, the Company earned interest income on these joint venture loans of $6.8 million, $7.5 million and $9.5 million, respectively.

     All of the Company's personnel are employees of Federal Kemper Life Assurance Company ("FKLA"), an affiliated company. The Company is allocated expenses for the utilization of FKLA employees and facilities, the investment management services of Scudder Kemper Investments, Inc. ("SKI") an affiliated company, and the information systems of Kemper Service Company ("KSvC"), an SKI subsidiary, based on the Company's share of administrative, legal, marketing, investment management, information systems and operation and support services. During 1998, 1997 and 1996, expenses allocated to the Company from SKI and KSvC amounted to $43 thousand,

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(7) RELATED-PARTY TRANSACTIONS (CONTINUED)
$114 thousand and $1.7 million, respectively. The Company also paid to SKI investment management fees of $3.1 million, $3.5 million and $3.6 million during 1998, 1997 and 1996, respectively. In addition, expenses allocated to the Company from FKLA during 1998, 1997 and 1996 amounted to $35.5 million, $30.0 million and $10.5 million, respectively. The Company also paid to Kemper real estate subsidiaries $1.5 million, $2.2 million and $1.8 million in 1998, 1997 and 1996, respectively, related to the management of the Company's real estate portfolio.

(8) REINSURANCE

     In the ordinary course of business, the Company enters into reinsurance agreements to diversify risk and limit its overall financial exposure to certain blocks of fixed-rate annuities and to individual death claims. The Company generally cedes 100 percent of the related annuity liabilities under the terms of the reinsurance agreements. Although these reinsurance agreements contractually obligate the reinsurers to reimburse the Company, they do not discharge the Company from its primary liabilities and obligations to policyholders. As such, these amounts paid or deemed to have been paid are recorded on the Company's consolidated balance sheet as reinsurance recoverables and ceded future policy benefits.

     As of December 31, 1998 and 1997, the reinsurance recoverable related to fixed-rate annuity liabilities ceded to an affiliate amounted to $344.8 million and $382.6 million, respectively.

     In December 1996, the Company assumed on a yearly renewable term basis approximately $14.4 billion (face amount) of term life insurance from FKLA. As a result of this transaction, the Company recorded premiums and reserves of approximately $7.3 million. The difference between the cash transferred, which represents the statutory reserves of the business assumed, and the reserves recorded under generally accepted accounting principles ("GAAP"), of approximately $18.4 million, was deemed to be a capital contribution from Kemper and was recorded as additional paid-in-capital during 1996. As of the date of this transaction, no deferred tax impact was recorded on the difference between the statutory and GAAP reserves. This deferred tax impact of $6.5 million was recorded in 1998 as a reduction to the original capital contribution. Premiums assumed during 1998 under the terms of the treaty amounted to $21.6 million and the face amount which remained outstanding at December 31, 1998 amounted to $11.7 billion.

     Effective January 1, 1997, the Company ceded 90 percent of all new term life insurance premiums to outside reinsurers. Term life reserves ceded to outside reinsurers on the Company's direct business amounted to approximately $293 thousand and $139 thousand as of December 31, 1998 and 1997, respectively.

     During December 1997, the Company entered into a funds withheld reinsurance agreement with a Zurich affiliated company, ZC Life Reinsurance Limited ("ZC Life"), formerly EPICENTRE Reinsurance (Bermuda) Limited. Under the terms of this agreement, the Company ceded, on a yearly renewable term basis, ninety percent of the net amount at risk (death benefit payable to the insured less the insured's separate account cash surrender value) related to the new BOLI product developed in 1997, which is held in the Company's separate accounts. During 1997, the Company issued $59.3 billion (face amount) of new BOLI business and ceded $51.1 billion (face amount) to ZC Life under the terms of the treaty. During 1997, the Company also ceded $24.3 million of separate account fees (cost of insurance charges) to ZC Life. The Company has also withheld approximately $23.4 million of such funds due to ZC Life under the terms of the reinsurance agreement as a component of benefits and funds payable in the accompanying consolidated balance sheet as of December 31, 1997.

     During 1998, the Company modified the reinsurance agreement to increase the reinsurance from ninety percent to one hundred percent. During 1998, the Company issued $6.9 billion (face amount) of new BOLI business and ceded $11.1 billion (face amount) to ZC Life under the terms of the modified treaty. During 1998, the Company also ceded $175.5 million of separate account fees (cost of insurance charges) to ZC Life. The Company has also withheld approximately $170.9 million of such funds due to ZC Life under the terms of the reinsurance agreement as a component of benefits and funds payable in the accompanying consolidated balance sheet as of December 31, 1998.

     KILICO has a large and growing funds withheld account ("FWA") supporting reserve credits on reinsurance ceded on the BOLI product. Amendments to the reinsurance contracts during 1998 changed the methodology used to determine increases to the FWA. A substantial portion of the FWA is now marked-to-market based upon the Total Return of the Governmental Bond Division of the KILICO Variable Series I Separate Account.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(8) REINSURANCE (CONTINUED)
During 1998, the Company recorded a $2.5 million increase to the FWA related to this mark-to-market. To properly match revenue and expenses, the Company has placed assets supporting the FWA in a segmented portion of its General Account. This portfolio is classified as "trading" under Statement of Financial Accounting Standards No. 115 ("FAS 115"). FAS 115 mandates that assets held in a trading account be valued at fair value, with changes in fair value flowing through the income statement as realized capital gains and losses. During 1998, the Company recorded a realized capital gain of $2.8 million upon transfer of these assets from "available for sale" to the trading portfolio as required by FAS 115. In addition, the Company recorded realized capital losses of $151 thousand related to the changes in fair value of this portfolio during 1998. The fair value of this portfolio was $101.8 million at December 31, 1998, and the amortized cost was $99.1 million. The Company periodically purchases assets into this segmented portfolio to support changes in the FWA.

(9) POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     FKLA sponsors a welfare plan that provides medical and life insurance benefits to its retired and active employees and the Company is allocated a portion of the costs of providing such benefits. The Company is self insured with respect to medical benefits, and the plan is not funded except with respect to certain disability-related medical claims. The medical plan provides for medical insurance benefits at retirement, with eligibility based upon age and the participant's number of years of participation attained at retirement. The plan is contributory for pre-Medicare retirees, and will be contributory for all retiree coverage for most current employees, with contributions generally adjusted annually. Postretirement life insurance benefits are noncontributory and are limited to $10,000 per participant.

     The allocated accumulated postretirement benefit obligation accrued by the Company amounted to $2.0 million and $1.9 million at December 31, 1998 and 1997, respectively.

     The discount rate used in determining the allocated postretirement benefit obligation was 7.0 percent and 7.25 percent for 1998 and 1997, respectively. The assumed health care trend rate used was based on projected experience for 1998,
8.0 percent for 1999, gradually declining to 6.4 percent by the year 2003 and gradually declining thereafter.

     A one percentage point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of December 31, 1998 and 1997 by $312 thousand and $242 thousand, respectively.

(10) COMMITMENTS AND CONTINGENT LIABILITIES

     The Company is involved in various legal actions for which it establishes liabilities where appropriate. In the opinion of the Company's management, based upon the advice of legal counsel, the resolution of such litigation is not expected to have a material adverse effect on the consolidated financial statements.

     Although neither the Company nor its joint venture projects have been identified as a "potentially responsible party" under Federal environmental guidelines, inherent in the ownership of, or lending to, real estate projects is the possibility that environmental pollution conditions may exist on or near or relate to properties owned or previously owned on properties securing loans. Where the Company has presently identified remediation costs, they have been taken into account in determining the cash flows and resulting valuations of the related real estate assets. Based on the Company's receipt and review of environmental reports on most of the projects in which it is involved, the Company believes its environmental exposure would be immaterial to its consolidated results of operations. However, the Company may be required in the future to take actions to remedy environmental exposures, and there can be no assurance that material environmental exposures will not develop or be identified in the future. The amount of future environmental costs is impossible to estimate due to, among other factors, the unknown magnitude of possible exposures, the unknown timing and extent of corrective actions that may be required, the determination of the Company's liability in proportion to others and the extent such costs may be covered by insurance or various environmental indemnification agreements.

(11) FINANCIAL INSTRUMENTS--OFF-BALANCE-SHEET RISK

     At December 31, 1998, the Company had future legal loan commitments and stand-by financing agreements totaling $64.4 million to support the financing needs of various real estate investments. To the extent these

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(11) FINANCIAL INSTRUMENTS--OFF BALANCE-SHEET (CONTINUED) arrangements are called upon, amounts loaned would be collateralized by assets of the joint ventures, including first mortgage liens on the real estate. The Company's criteria in making these arrangements are the same as for its mortgage loans and other real estate investments. These commitments are included in the Company's analysis of real estate-related reserves and write-downs. The fair values of loan commitments and standby financing agreements are estimated in conjunction with and using the same methodology as the fair value estimates of mortgage loans and other real estate-related investments.

(12) FAIR VALUE OF FINANCIAL INSTRUMENTS

     Fair value estimates are made at specific points in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. A significant portion of the Company's financial instruments are carried at fair value. Fair value estimates for financial instruments not carried at fair value are generally determined using discounted cash flow models and assumptions that are based on judgments regarding current and future economic conditions and the risk characteristics of the investments. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could significantly affect the estimates and such estimates should be used with care.

     Fair value estimates are determined for existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and certain liabilities that are not considered financial instruments. Accordingly, the aggregate fair value estimates presented do not represent the underlying value of the Company. For example, the Company's subsidiaries are not considered financial instruments, and their value has not been incorporated into the fair value estimates. In addition, tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

     The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

     FIXED MATURITIES AND EQUITY SECURITIES: Fair values were determined by using market quotations, or independent pricing services that use prices provided by market makers or estimates of fair values obtained from yield data relating to instruments or securities with similar characteristics, or fair value as determined in good faith by the Company's portfolio manager, SKI.

     CASH AND SHORT-TERM INVESTMENTS: The carrying amounts reported in the consolidated balance sheets for these instruments approximate fair values.

     MORTGAGE LOANS AND OTHER REAL ESTATE-RELATED INVESTMENTS: Fair values were estimated based upon the investments observable market price, net of estimated costs to sell. The estimates of fair value should be used with care given the inherent difficulty in estimating the fair value of real estate due to the lack of a liquid quotable market.

     OTHER LOANS AND INVESTMENTS: The carrying amounts reported in the consolidated balance sheets for these instruments approximate fair values. The fair values of policy loans were estimated by discounting the expected future cash flows using an interest rate charged on policy loans for similar policies currently being issued.

     LIFE POLICY BENEFITS: Fair values of the life policy benefits regarding investment contracts (primarily deferred annuities) and universal life contracts were estimated by discounting gross benefit payments, net of contractual premiums, using the average crediting rate currently being offered in the marketplace for similar contracts with maturities consistent with those remaining for the contracts being valued. The Company had projected its future average crediting rate in 1998 and 1997 to be 4.75 percent and 5.25 percent, respectively, while the assumed average market crediting rate was 5.0 percent and 6.0 percent in 1998 and 1997, respectively.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(12) FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
     The carrying values and estimated fair values of the Company's financial instruments at December 31, 1998 and 1997 were as follows:

                                                       DECEMBER 31, 1998             DECEMBER 31, 1997
                                                    ------------------------      ------------------------
                                                     CARRYING        FAIR          CARRYING        FAIR
                                                      VALUE         VALUE           VALUE         VALUE
                 (in thousands)                     ----------    ----------      ----------    ----------
Financial instruments recorded as assets:
  Fixed maturities..............................    $3,482,820    $3,482,820      $3,668,643    $3,668,643
  Trading account securities....................       101,781       101,781          --            --
  Cash and short-term investments...............        71,820        71,820         259,925       259,925
  Mortgage loans and other real estate-related
     assets.....................................       164,375       164,375         220,046       220,046
  Policy loans..................................       271,540       271,540         282,439       282,439
  Equity securities.............................        66,854        66,854          24,839        24,839
  Other invested assets.........................        23,645        27,620          20,820        24,404
Financial instruments recorded as liabilities:
  Life policy benefits, excluding term life
     reserves...................................     3,551,050     3,657,510       3,846,023     4,050,852
  Funds withheld account........................       170,920       170,920          23,420        23,420

(13) STOCKHOLDER'S EQUITY--RETAINED EARNINGS

     The maximum amount of dividends which can be paid by insurance companies domiciled in the State of Illinois to shareholders without prior approval of regulatory authorities is restricted. The maximum amount of dividends which can be paid by the Company without prior approval in 1999 is $64.9 million. The Company paid cash dividends of $95.0 million and $29.3 million to Kemper during 1998 and 1997, respectively. The Company paid no cash dividends in 1996.

     The Company's net income and capital and surplus as determined in accordance with statutory accounting principles were as follows:

                                                                  1998          1997          1996
                       (in thousands)                           --------      --------      --------
Net income..................................................    $ 64,871      $ 58,372      $ 37,287
                                                                ========      ========      ========
Statutory capital and surplus...............................    $455,213      $476,924      $411,837
                                                                ========      ========      ========

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(14) UNAUDITED INTERIM FINANCIAL INFORMATION

     The following table sets forth the Company's unaudited quarterly financial information:

     (in thousands)

                    QUARTER ENDED                      MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
                    -------------                      --------   -------   ------------   -----------
1998 OPERATING SUMMARY
  Net investment income..............................  $70,551    $68,467     $ 66,892      $ 67,602
  Realized investment gains..........................    1,854     15,673        8,951        25,390
  Premium income.....................................    5,203      5,941        5,278         5,924
  Separate account fees and other income.............   20,418     19,922       17,631        14,042
                                                       -------    -------     --------      --------
          Total revenue..............................   98,026    110,003       98,752       112,958
                                                       -------    -------     --------      --------
  Interest credited and benefits to policyholders....   57,930     57,939       54,251        34,815
  Commissions, taxes, licenses and fees..............   13,885     13,922       12,282        29,251
  Operating expenses.................................   10,094     12,157       10,528        11,794
  Net deferral of insurance acquisition costs........   (7,973)   (11,983)      (9,669)       (4,858)
  Amortization of value of business acquired.........    4,427      7,121        6,359          (230)
  Amortization of goodwill...........................    3,186      3,186        3,186         3,186
                                                       -------    -------     --------      --------
          Total benefits and expenses................   81,549     82,342       76,937        73,958
                                                       -------    -------     --------      --------
  Income before income tax expense...................   16,477     27,661       21,815        39,000
  Income tax expense.................................    7,247     11,774        8,828        11,955
                                                       -------    -------     --------      --------
          Net income.................................  $ 9,230    $15,887     $ 12,987      $ 27,045
                                                       =======    =======     ========      ========
1997 OPERATING SUMMARY
  Net investment income..............................  $74,249    $74,050     $ 72,950      $ 74,946
  Realized investment gains (losses).................      889      8,161       (3,032)        4,528
  Premium income.....................................    5,008      4,121        3,938         9,172
  Separate account fees and other income.............    8,909     12,961       12,215        62,415(1)
                                                       -------    -------     --------      --------
          Total revenue..............................   89,055     99,293       86,071       151,061
                                                       -------    -------     --------      --------
  Interest credited and benefits to policyholders....   57,859     56,643       57,965        55,687
  Commissions, taxes, licenses and fees..............    8,023      9,475        8,389        59,323(1)
  Operating expenses.................................    7,175      8,780       10,014        10,868
  Net deferral of insurance acquisition costs........   (7,216)    (6,877)      (7,471)      (13,409)
  Amortization of value of business acquired.........    4,821      6,991        6,743         6,393
  Amortization of goodwill...........................    2,547      2,552        2,549         7,647(2)
                                                       -------    -------     --------      --------
          Total benefits and expenses................   73,209     77,564       78,189       126,509
                                                       -------    -------     --------      --------
  Income before income tax expense...................   15,846     21,729        7,882        24,552
  Income tax expense.................................    5,678      8,723        3,778        13,113
                                                       -------    -------     --------      --------
          Net income.................................  $10,168    $13,006     $  4,104      $ 11,439
                                                       =======    =======     ========      ========

---------------

Notes:

(1) Reflects premium tax expense loads received and premium taxes incurred of $49.1 million related to new BOLI sales of $2.6 billion in the fourth quarter of 1997.

(2) Reflects the effect of the change in amortization of goodwill from 25 to 20 years.

(15) OPERATING SEGMENTS AND RELATED INFORMATION

     In June 1997, the FASB issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 131 establishes standards for how to report information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company adopted SFAS No. 131 as of December 31, 1998 and the impact of implementation did not affect the Company's consolidated financial position, results of operations or cash flows. In the initial year of adoption, SFAS No. 131 requires comparative information for earlier years to be restated, unless impracticable to do so.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(15) OPERATING SEGMENTS AND RELATED INFORMATION (CONTINUED)
     In connection with the acquisition by Zurich, the Company, FKLA, ZLICA, and Fidelity Life Association ("FLA"), a Mutual Legal Reserve Company, owned by its policyholders, began to operate under the trade name Zurich Kemper Life. For purposes of this operating segment disclosure, Zurich Kemper Life will also include the operations of Zurich Direct, Inc., an affiliated direct marketing life insurance agency and excludes FLA, as it is owned by its policyholders.

     Zurich Kemper Life is segregated by Strategic Business Unit ("SBU"). The SBU concept employed by ZFS has each SBU concentrate on a specific customer market. The SBU is the focal point of Zurich Kemper Life, because it is at the SBU level that Zurich Kemper Life can clearly identify customer segments and then work to understand and satisfy the needs of each customer. The contributions of Zurich Kemper Life's SBU's to consolidated revenues, operating results and certain balance sheet data pertaining thereto, are shown in the following tables on the basis of generally accepted accounting principles. Zurich Kemper Life's SBU's were formed in 1996, subsequent to the acquisition by Zurich, however, financial information was not produced by SBU until 1997. Therefore, Zurich Kemper Life has not provided segment information for 1996, as it would be impracticable to do so.

     Zurich Kemper Life is segregated into the Agency, Financial, Group Retirement and Direct SBU's. The SBU's are not managed at the legal entity level, but rather at the Zurich Kemper Life level. Zurich Kemper Life's SBU's cross legal entity lines, as certain similar products are sold by more than one legal entity. The vast majority of the Company's business is derived from the Financial and Group Retirement SBU's.

     Each SBU's revenue is derived from geographically dispersed areas as Zurich Kemper Life is licensed in the District of Columbia and all states except New York. During 1998 and 1997, Zurich Kemper Life did not derive net revenue from one customer that exceeded 10 percent of the total revenue of Zurich Kemper Life.

     The principal products and markets of Zurich Kemper Life's SBU's are as follows:

     AGENCY: The Agency SBU develops low cost term and universal life insurance, as well as fixed annuities, to market through independent agencies and national marketing organizations.

     FINANCIAL: The Financial SBU focuses on a wide range of products that provide for the accumulation, distribution and transfer of wealth and primarily includes variable and fixed annuities, variable universal life and bank-owned life insurance. These products are distributed to consumers through financial intermediaries such as banks, brokerage firms and independent financial planners.

     GROUP RETIREMENT: The Group Retirement SBU has a sharp focus on its target customer. This SBU markets variable annuities to K-12 schoolteachers, administrators, and healthcare workers, along with college professors and certain employees of selected non-profit organizations. This target market is eligible for what the IRS designates as retirement-oriented savings or investment plans that qualify for special tax treatment.

     DIRECT: The Direct SBU is a direct marketer of basic, low-cost term life insurance through various marketing media.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Summarized financial information for ZKL's SBU's are as follows:

     As of and for the period ending December 31, 1998:
     (in thousands)

                                                                      GROUP
                                            AGENCY     FINANCIAL    RETIREMENT    DIRECT       TOTAL
            INCOME STATEMENT              ----------   ----------   ----------   --------   -----------
REVENUE
  Premium income........................  $  160,067   $       56   $   --       $  5,583   $   165,706
  Net investment income.................     141,171      180,721      100,695        271       422,858
  Realized investment gains.............      20,335       33,691       15,659         30        69,715
  Fees and other income.................      80,831       40,421       31,074     23,581       175,907
                                          ----------   ----------   ----------   --------   -----------
       Total revenue....................     402,404      254,889      147,428     29,465       834,186
                                          ----------   ----------   ----------   --------   -----------
BENEFITS AND EXPENSES
  Policyholder benefits.................     243,793      117,742       73,844      2,110       437,489
  Intangible asset amortization.........      58,390       15,669       15,703      --           89,762
  Net deferral of insurance acquisition
     costs..............................     (55,569)      (9,444)     (22,964)   (22,765)     (110,742)
  Commissions and taxes, licenses and
     fees...............................      29,539       43,919       22,227     11,707       107,392
  Operating expenses....................      61,659       24,924       20,279     35,593       142,455
                                          ----------   ----------   ----------   --------   -----------
       Total benefits and expenses......     337,812      192,810      109,089     26,645       666,356
                                          ----------   ----------   ----------   --------   -----------
Income before income tax expense........      64,592       62,079       38,339      2,820       167,830
Income tax expense......................      26,774       24,340       14,794      1,001        66,909
                                          ----------   ----------   ----------   --------   -----------
       Net income.......................  $   37,818   $   37,739   $   23,545   $  1,819   $   100,921
                                          ==========   ==========   ==========   ========   ===========
BALANCE SHEET
  Total assets..........................  $3,194,530   $8,232,927   $4,172,828   $ 46,254   $15,646,539
                                          ==========   ==========   ==========   ========   ===========

                                                                               NET
                                                                 REVENUE      INCOME      ASSETS
                                                               -----------   --------   -----------
Total revenue, net income and assets, respectively, from
above:......................................................   $   834,186   $100,921   $15,646,539
                                                               -----------   --------   -----------
Less:
  Revenue, net income and assets of FKLA....................       336,841     35,953     2,986,381
  Revenue, net loss and assets of ZLICA.....................        54,058     (1,066)      416,115
  Revenue, net income and assets Zurich Direct..............        23,548        885         4,322
                                                               -----------   --------   -----------
  Totals per the Company's consolidated financial
     statements.............................................   $   419,739   $ 65,149   $12,239,721
                                                               ===========   ========   ===========

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     As of and for the period ending December 31, 1997:
     (in thousands)

                                                                  GROUP
                                        AGENCY     FINANCIAL    RETIREMENT    DIRECT       TOTAL
          INCOME STATEMENT            ----------   ----------   ----------   --------   -----------
REVENUE
  Premium income....................  $  167,439   $   --       $   --       $  4,249   $   171,688
  Net investment income.............     155,885      212,767       91,664        455       460,771
  Realized investment gains.........       2,503        7,744        2,692         50        12,989
  Fees and other income.............      78,668       73,823       23,663      8,007       184,161
                                      ----------   ----------   ----------   --------   -----------
       Total revenue................     404,495      294,334      118,019     12,761       829,609
                                      ----------   ----------   ----------   --------   -----------
BENEFITS AND EXPENSES
  Policyholder benefits.............     247,878      153,327       60,061      2,234       463,500
  Intangible asset amortization.....      58,534       25,593       15,589      --           99,716
  Net deferral of insurance
     acquisition costs..............     (50,328)     (18,222)     (13,033)    (5,242)      (86,825)
  Commissions and taxes, licenses
     and fees.......................      39,477       66,552       16,668      3,518       126,215
  Operating expenses................      55,859       20,282       14,320     19,472       109,933
                                      ----------   ----------   ----------   --------   -----------
       Total benefits and
          expenses..................     361,420      247,532       93,605     19,982       712,539
                                      ----------   ----------   ----------   --------   -----------
Income (loss) before income tax
  expense (benefit).................      53,075       46,802       24,414     (7,221)      117,070
Income tax expense (benefit)........      25,554       21,144       10,545     (2,528)       54,715
                                      ----------   ----------   ----------   --------   -----------
       Net income (loss)............  $   27,521   $   25,658   $   13,869   $ (4,693)  $    62,355
                                      ==========   ==========   ==========   ========   ===========
BALANCE SHEET
  Total assets......................  $2,877,854   $7,416,791   $3,759,173   $ 41,669   $14,095,487
                                      ==========   ==========   ==========   ========   ===========

                                                                               NET
                                                                 REVENUE      INCOME      ASSETS
                                                               -----------   --------   -----------
Total revenue, net income and assets, respectively, from
above:......................................................   $   829,609   $ 62,355   $14,095,487
Less:
  Revenue, net income and assets of FKLA....................       338,854     24,740     3,105,396
  Revenue, net income and assets of ZLICA...................        57,233      2,193       398,786
  Revenue, net loss and assets of Zurich Direct.............         8,042     (3,295)        1,655
                                                               -----------   --------   -----------
       Totals per the Company's consolidated financial
          statements........................................   $   425,480   $ 38,717   $10,589,650
                                                               ===========   ========   ===========

                           PART II--OTHER INFORMATION

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, as amended, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                     REPRESENTATION AS TO FEES AND CHARGES

     KILICO hereby represents that the fees and charges deducted under the Modified Single Premium Variable Universal Life Insurance Policies hereby registered by this Registration Statement in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by KILICO.

                    REPRESENTATION PURSUANT TO RULE 6E-3(T)

     This filing is made pursuant to Rule 6e-3(T) under the Investment Company Act of 1940, as amended (the "1940 Act").

                       UNDERTAKING AS TO INDEMNIFICATION

     Pursuant to the Distribution Agreement filed as Exhibit 1-A(3)(a) to this Registration Statement, KILICO and the Separate Account will agree to indemnify Investors Brokerage Services, Inc. ("IBS") against any claims, liabilities and expenses which IBS may incur under the Securities Act of 1933, common law or otherwise, arising out of or based upon any alleged untrue statements of material fact contained in any registration statement or prospectus of the Separate Account, or any omission to state a material fact therein, the omission of which makes any statement contained therein misleading. IBS will agree to indemnify KILICO and the Separate Account against any and all claims, demands, liabilities and expenses which KILICO or the Separate Account may incur, arising out of or based upon any act or deed of IBS or of any registered representatives of an NASD member investment dealer which has an agreement with IBS and is acting in accordance with KILICO's instructions.

     Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following Papers and Documents:

            The Facing sheet.

            Reconciliation and tie between items in N-8B-2 and Prospectus.


            Prospectus consisting of 91 pages.


            The undertaking to file reports.

            Undertaking as to indemnification pursuant to Rule 484(b)(1) under the Securities Act of 1933.

               Representation Regarding Fees and Charges Pursuant to Section 26 of the Investment Company Act of 1940.

            The signatures.

            Written consents of the following persons:

            A. Frank J. Julian, Esq. (included in Opinion filed as Exhibit
               3(a)).

            B. PricewaterhouseCoopers LLP, independent accountants (to be filed as Exhibit 6(a)).

            C. KPMG LLP, Independent Auditors (to be filed as Exhibit 6(b)).


            D. Steven D. Powell, FSA (included in Opinion to be filed as Exhibit
               3(b)).


            The following exhibits:


           (1) 1-A(1)                   KILICO Resolution establishing the Separate Account
           (2) 1-A(3)(a)                Distribution Agreement between KILICO and Investors Brokerage
                                        Services, Inc. (IBS)
           (3) 1-A(3)(b)                Specimen Selling Group Agreement of IBS
            1-A(3)(c)                   Schedules of commissions
           (3) 1-A(3)(d)                General Agent Agreement
            1-A(5)(a)                   Form of Individual Policy
            1-A(5)(b)                   Form of Survivorship Policy
            1-A(5)(c)                   Accelerated Death Benefit Rider
            1-A(5)(d)                   Extended Maturity Rider
            1-A(5)(e)                   Nursing Care Waiver of Withdrawal Charge Rider
           (1) 1-A(6)(a)                KILICO Articles of Incorporation
           (3) 1-A(6)(b)                By-Laws of KILICO
           (4) 1-A(8)(a)                Participation Agreement between KILICO and Scudder Variable Life
                                        Investment Fund
           (4) 1-A(8)(b)                Participating Contract and Policy Agreement between KILICO and Scudder
                                        Kemper Investments, Inc.
           (4) 1-A(8)(c)                Indemnification Agreement between KILICO and Scudder Kemper
                                        Investments, Inc.
           (7) 1-A(8)(f)                Participation Agreement By and Among KILICO and Warburg, Pincus Trust
                                        and Warburg Pincus Asset Management Inc. (f/k/a Warburg, Pincus
                                        Counsellors, Inc.) and Counsellors Securities, Inc.
           (8) 1-A(8)(g)                Service Agreement between Warburg Pincus Asset Management Inc. (f/k/a
                                        Warburg, Pincus Counsellors, Inc.) and Federal Kemper Life Assurance
                                        Company and KILICO
           (7) 1-A(8)(h)                Fund Participation Agreement among KILICO, Investors Fund Series
                                        (formerly known as Kemper Investors Fund), Zurich Kemper Investments,
                                        Inc. and Kemper Distributors, Inc.
             1-A(10)                    Application for Policy
           (2) 2                        Specimen Notice of Withdrawal Right
            3(a)                        Opinion and consent of legal officer of KILICO as to legality of policies being registered

  3(b)                                Opinion and consent of actuarial officer of KILICO regarding illustrations and actuarial matters
  6(a)                                Consents of PricewaterhouseCoopers LLP, independent accountants
  6(b)                                Consent of KPMG LLP, independent auditors
  8                                   Procedures Memorandum, pursuant to Rule 6e-3(T)(b)(12)(iii)
  9                                   Illustrations


-------------------------

(1) Incorporated by reference to the Registration Statement of the Registrant on Form S-6 filed on or about December 26, 1995 (File No. 33-65399).

(2) Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form S-6 filed on or about June 5, 1996 (File No. 33-65399).

(3) Incorporated by reference to Amendment No. 2 to the Registration Statement of KILICO on Form S-1 (File No. 333-02491) filed on or about April 23, 1997.

(4) Incorporated by reference to Amendment No. 5 to the Registration Statement of KILICO on Form S-1 filed on or about April 20, 1999 (File No. 333-22389).


(5) [omitted]



(6) [omitted]


(7) Incorporated by reference to Amendment No. 3 to the Registration Statement of KILICO on Form S-1 filed on or about April 8, 1998 (File No. 333-22389).

(8) Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement of FKLA Variable Separate Account on Form S-6 filed on or about April 30, 1997 (File No. 33-79808).

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant, KILICO Variable Separate Account, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Long Grove and State of Illinois on the 20th day of September, 1999.


                                          KILICO VARIABLE SEPARATE ACCOUNT
                                          (Registrant)

                                          By: Kemper Investors Life Insurance
                                              Company
                                            (Depositor)


                                          By:      /s/ GALE K. CARUSO

                                            ------------------------------------

                                            Gale K. Caruso, President and


                                            Chief Executive Officer



     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following directors and principal officers of Kemper Investors Life Insurance Company in the capacities indicated on the 20th day of September, 1999:



                       SIGNATURE                                         TITLE
                       ---------                                         -----
/s/ GALE K. CARUSO                                          President, Chief Executive Officer and Director
--------------------------------------------------------    (Principal Executive Officer)
Gale K. Caruso

/s/ JOHN B. SCOTT                                           Chairman of the Board and Director
--------------------------------------------------------
John B. Scott

/s/ FREDERICK L. BLACKMON                                   Senior Vice President and Chief Financial
--------------------------------------------------------    Officer (Principal Financial Officer and
Frederick L. Blackmon                                       Principal Accounting Officer)

/s/ W.H. BOLINDER                                           Director
--------------------------------------------------------
William H. Bolinder

/s/ DAVID A. BOWERS                                         Director
--------------------------------------------------------
David A. Bowers

/s/ ELIANE C. FRYE                                          Director
--------------------------------------------------------
Eliane C. Frye

/s/ GUNTHER GOSE                                            Director
--------------------------------------------------------
Gunther Gose

/s/ JAMES E. HOHMANN                                        Director
--------------------------------------------------------
James E. Hohmann

                                  EXHIBIT LIST


1-A(3)(c)  Schedules of commissions
1-A(5)(a)  Form of Individual Policy
1-A(5)(b)  Form of Survivorship Policy
1-A(5)(c)  Accelerated Death Benefit Rider
1-A(5)(d)  Extended Maturity Rider
1-A(5)(e)  Nursing Care Waiver of Withdrawal Charge Rider
1-A(10)    Application for Policy
3(a)       Opinion and consent of legal officer of KILICO as to
           legality of policies being registered
3(b)       Opinion and consent of actuarial officer of KILICO regarding illustrations and actuarial matters
6(a)       Consents of PricewaterhouseCoopers LLP, independent
           accountants
6(b)       Consent of KPMG LLP, independent auditors
8          Procedures Memorandum, pursuant to Rule 6e-3(T)(b)(12)(iii)
9          Illustrations